40-33



FRANKLIN TEMPLETON
INVESTMENTS



Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

811-05387
Branch 18

June 10, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH. D.C.
190
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM) (RJH)

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings related to the above-mentioned consolidated action, which we previously reported to your office:

1. Notice of Motion for Leave to File Supplemental Reply Brief in Support of Motion for Class Certification
2. Plaintiffs' Memorandum in Support of Motion for Permission to File a Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification
3. Plaintiffs' Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification
4. Certification of Patrick L. Rocco in Support of Plaintiffs' Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification, with Exhibits
5. [Proposed] Order Granting Plaintiffs Leave to File Supplemental Reply Memorandum of Law
6. Certificate of Service

16739-2

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel

Encls.



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C.
190
SECTION

June 10, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM) (RJH)

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings related to the above-mentioned consolidated action, which we previously reported to your office:

1. Notice of Motion for Leave to File Supplemental Reply Brief in Support of Motion for Class Certification
2. Plaintiffs' Memorandum in Support of Motion for Permission to File a Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification
3. Plaintiffs' Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification
4. Certification of Patrick L. Rocco in Support of Plaintiffs' Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification, with Exhibits
5. [Proposed] Order Granting Plaintiffs Leave to File Supplemental Reply Memorandum of Law
6. Certificate of Service

16739-2

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel

Encls.

Patrick L. Rocco (PR 8621)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C.
190
SECTION

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION)	(Document Filed Electronically)
)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS)	

NOTICE OF MOTION FOR LEAVE TO FILE SUPPLEMENTAL REPLY BRIEF IN SUPPORT OF MOTION FOR CLASS CERTIFICATION

TO: ALL PARTIES AND THEIR COUNSEL OF RECORD

PLEASE TAKE NOTICE that plaintiffs Stephen R. Alexander IRA, Frank Tricarico and Cathy Wilcox ("Plaintiffs"), by their counsel, will hereby move before the Honorable William J. Martini, U.S.D.J., on July 11, 2005 at 10:00 a.m. or as soon thereafter as counsel may be heard, at the Martin Luther King, Jr. Federal Building & U.S. Courthouse, 50 Walnut Street, Newark, New Jersey, for entry of an Order: permitting Plaintiffs to file a Supplemental Reply Memorandum in Support of Plaintiffs Motion for Class Certification and a Certification of counsel in support thereof, to address documents produced by defendants after completion of the briefing on Plaintiffs' Motion for Class Certification. In support of this Motion, Plaintiffs submit herewith a Memorandum of Law and a Proposed Form of Order.

Dated: June 7, 2005

SHALOV STONE & BONNER LLP

By: s/ Patrick L. Rocco
Patrick L. Rocco (PR 8621)
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
Tel: (973) 775-8997

Liaison Counsel for Plaintiffs and the Class

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine M. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119
Tel: (212) 594-5300

Lead Counsel for Plaintiffs and the Class

Patrick L. Rocco (PR 8621)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

**UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY**

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	***(Document Filed Electronically)***
	)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	

PLAINTIFFS' MEMORANDUM IN SUPPORT OF MOTION FOR PERMISSION TO FILE A SUPPLEMENTAL REPLY MEMORANDUM IN FURTHER SUPPORT OF THEIR MOTION FOR CLASS CERTIFICATION

Plaintiffs in the above-captioned action (the "Action") respectfully submit this Memorandum of Law in support of their motion for permission to file the attached Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification (Attachment A) and supporting Certification of counsel (Attachment B) to address documents that support Plaintiffs' motion for class certification and that were produced by defendants *after* the submission of Plaintiffs' Reply Memorandum.[1]

INTRODUCTION

In their Memorandum in Opposition to Plaintiffs' Motion for Class Certification ("Def. Opp."), Defendants argue that the juridical link doctrine does not apply because "defendants' alleged conduct is not based on a common contract." Def. Opp. at 9. Defendants thus dispute commonality as well as the juridical links that support Plaintiffs' standing to assert claims on behalf of all of the Franklin Funds,[2] even those in which they do not hold, or

[1] In Plaintiffs' Reply Memorandum in Support of Their Motion for Class Certification ("Reply Mem."), Plaintiffs specifically requested leave to provide a supplemental reply submission in the event Defendants produced documents after such filing. At the time, Defendants were in default in producing documents, according to the January 24, 2005 Case Management Order (the "Case Management Order"), and did not produce the documents that are the subject of this Supplemental Reply Memorandum until April 13, 2005 -- nearly three weeks after Plaintiffs filed their Reply Mem.

[2] "Franklin Funds" is defined to include both Franklin and Templeton Funds. Templeton Funds were acquired by Franklin in 1992.

have never held, shares. Not only is this a factual argument that is not appropriately addressed on a class certification motion, but in Plaintiffs' Opening Memorandum ("Opening Mem.") (at 3-6, 16-21), and in their Reply Memorandum ("Reply Mem.") (at 12-15), Plaintiffs demonstrated the commonality of Defendants' actions and how the juridical link doctrine can, and should, be properly applied here. The documents belatedly produced by Defendants pursuant to the Case Management Order further support Plaintiffs' position. As demonstrated in the attached memorandum of law, these documents show a common course of conduct across all of the Franklin Funds in the Fund Complex (not just the three funds for which documents were produced), and the juridical links tying the Funds together, thereby further bolstering Plaintiffs' argument for class certification for all of the Franklin Funds.

PROCEDURAL HISTORY

On January 24, 2005, Plaintiffs filed their Opening Mem. in support of their class certification motion. Defendants filed their opposition to the class certification motion on February 25, 2005, and Plaintiffs filed their Reply Mem. on March 21, 2005.

On January 24, 2005, Magistrate Judge Hedges entered the Case Management Order granting Plaintiffs certain limited class certification discovery for use in connection with their class certification motion. The

Case Management Order required Defendants to produce two categories of information: 1) service agreements for the three funds the Plaintiffs currently hold;[3] and 2) responses to certain questions regarding regulatory inquiries, and documents and information associated therewith, that were provided to the regulators. Defendants produced documents for the first category of information on March 10, 2005, and also provided responses to the questions in the Case Management Order admitting they had provided information to regulators, but failed to produce any of the documents provided to the regulators despite being ordered to do so by the Court.[4]

Since Defendants were in default and would not produce any regulatory documents, Plaintiffs' counsel was forced to write Magistrate Judge Hedges on March 17, 2005, just days before they were scheduled to file their Reply Mem.[5] After multiple Court interventions, Defendants

[3] Plaintiffs currently hold shares of the following Franklin Funds: the Templeton Foreign Fund, the Franklin Income Fund and the Franklin Mutual Discovery Fund.

[4] On May 9, 2005, this Court entered an Order denying Plaintiffs' motion to require Defendants to produce additional documents pursuant to the Case Management Order. These additional documents account for approximately 150,000 pages. Despite being denied access to these documents, the limited amount of documents that have been produced, as described herein, directly support Plaintiffs' class certification motion.

[5] Because Plaintiffs were being prejudiced by Defendants' failure to produce the documents, Plaintiffs' counsel requested an extension of time to file their reply brief, but Defendants' counsel was unable to provide Defendants'

finally produced a limited amount of regulatory documents. That production was completed on April 13, 2005, over three weeks *after* Plaintiffs filed their Reply Mem. Plaintiffs have now had a chance to analyze the documents and it has become clear that they provide further support for Plaintiffs' class certification motion -- namely that *all* the Franklin Funds pooled their assets and functioned as integral components of one unitary organization.

CONCLUSION

For the foregoing reasons, Plaintiffs respectfully request permission to file the attached Supplemental Reply Memorandum and accompanying Certification in further support of their motion for class certification.

Dated: June 7, 2005

SHALOV STONE & BONNER LLP

By: /s/Patrick L. Rocco
Patrick L. Rocco (PR 8621)
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

---

position on whether they would consent. Accordingly, in an abundance of caution, Plaintiffs filed their Reply Mem. on the scheduled date, reserving their right to submit the instant supplement.

MILBERG WEISS BERSHAD
& SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

Patrick L. Rocco (PR 8621)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	(*Document Filed Electronically*)
	)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	

PLAINTIFFS' SUPPLEMENTAL REPLY MEMORANDUM IN FURTHER SUPPORT OF THEIR MOTION FOR CLASS CERTIFICATION

Plaintiffs in the above-captioned action (the "Action") respectfully submit this Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification.

INTRODUCTION

In their Memorandum in Opposition to Plaintiffs' Motion for Class Certification ("Def. Opp."), Defendants argue that the juridical link doctrine does not apply because "defendants' alleged conduct is not based on a common contract." Def. Opp. at 9. Defendants thus dispute commonality as well as the juridical links that support Plaintiffs' standing to assert claims on behalf of all of the Franklin Funds, [1] even those in which they do not hold, or have never held, shares. Not only is this a factual argument that is not appropriately addressed on a class certification motion, but in Plaintiffs' Opening Memorandum ("Opening Mem.") (at 3-6, 16-21), and in their Reply Memorandum ("Reply Mem.") (at 12-15), Plaintiffs demonstrated the commonality of Defendants' actions and how the juridical link doctrine can, and should, be properly applied here. The documents produced by Defendants pursuant to the Case Management Order further support Plaintiffs' position. These documents show a common course of conduct across all of the Franklin Funds in the Fund Complex (not just the three funds for which

[1] "Franklin Funds" is defined to include both Franklin and Templeton Funds. Templeton Funds were acquired by Franklin in 1992.

documents were produced), and the juridical links tying the Funds together, thereby further bolstering Plaintiffs' argument for class certification for all of the Franklin Funds.

ARGUMENT

THE DOCUMENTS DEMONSTRATE A COMMON COURSE OF CONDUCT BY DEFENDANTS ACROSS ALL FRANKLIN FUNDS AND THE PROPRIETY OF APPLYING THE JURIDICAL LINK DOCTRINE

Despite Defendants' erroneous contention that their alleged conduct "is not based on a common contract," Def. Opp. at 9, their own documents prove otherwise. In fact, Defendants' documents demonstrate that this is the quintessential case for applying the juridical link doctrine and show the common course of conduct across all of the Franklin Funds in the Complex such that class certification should be granted in this case.

For example, the following documents show the commonality among all the Franklin Funds in the Complex and how they are all juridically linked:

A. American Express Secret Undisclosed Shelf Space Agreement For All Franklin Funds

In their complaint, Plaintiffs allege, *inter alia*, that Defendants had secret undisclosed shelf-space agreements across all of the Franklin Funds whereby they improperly used the assets of the Funds and Fund investors to pay brokerages to aggressively promote the Funds to investors. ¶¶ 1-3, 47-48.[2] These secret undisclosed agreements presented unmanageable conflicts of interest, pitting the financial interest of the broker against that of its clients. ¶¶ 67-68. One example of such an agreement is Defendants' contract with American Express.

In a May 6, 2002 "letter of understanding" from Peter Jones, President of defendant Franklin Templeton Distributors, Inc. ("FTDI"), to Sarah McKenzie at American Express Financial Advisors Inc. ("AEFA"),[3] FTDI agrees to "provide certain financial support to [AEFA] to help promote and support the sale" of *all* Franklin Funds. *See* Exhibit A of the Certification of Patrick L. Rocco in Support of Plaintiffs' Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification ("Rocco Cert."), at FT-CAG 073094. Specifically, FTDI agreed to pay AEFA 15 basis points (0.15%) for all equity Fund assets under management and ten basis points (0.10%) for all fixed income Fund assets under management.[4] The letter specifies that these payments are "[i]n addition to full payment of any available 12b-1 and/or other service fees by the Funds." *Id.*

---

[2] All references to "¶ _" are to Plaintiffs' Consolidated Amended Complaint, unless otherwise noted.

[3] A similar letter, dated June 5, 2000, is attached as Ex. B to the Rocco Cert.

[4] The letter further states that the "Distributor may, in its discretion, apply brokerage credits towards such payments." *See* Rocco Cert. Ex. A at FT-CAG 073094. This practice of undisclosed directed brokerage is an additional violation about which Plaintiffs complain in the Amended Complaint.

Addressing all the Funds collectively, the letter specifically states that the "financial support applies to all fund shares," and that the "terms of this letter of understanding will be held confidential by each party." *Id.*

The fact that a single distributor (one of the defendants in the instant case) is able to enter into a secret undisclosed shelf space agreement with broker-dealers on behalf of all of the Franklin Funds demonstrates not only a common course of conduct across the entire Complex, but also the juridical links between and among the Funds which allow the Plaintiffs to represent all investors in all Franklin Funds. *See* Opening Mem. at 20-21; Reply Mem. at 12-15 (and the cases cited therein).

B. Board Meeting Minutes

The board meeting minutes similarly show a common course of wrongdoing and the juridical links between all the Franklin Funds which support Plaintiffs' class certification motion. The minutes explicitly show how all the Funds were grouped together, and how decisions were made on behalf of the Fund Complex as a synergistic whole, not on an individual fund basis. For example:

- Brokerage Allocation Report and Soft Dollar Policy: in the Board minutes,[5] under the heading "Approval and Adoption of Brokerage Allocation

[5] These board minutes admit that the Boards of the 29 registrants and/or funds "met together for convenience in order to hear ***common*** presentations." *See* Rocco Cert. Ex. C at FT-SEC 163591 (emphasis added).

Procedures and Soft Dollar Policies," the Trustees considered the "Brokerage Allocation Procedures, which had been ***approved and adopted for use by all the Franklin Templeton funds***." *See* Rocco Cert. Ex. C at FT-SEC 163641 (emphasis added). The Trustees, including a majority of the Independent Trustees, unanimously adopted and approved the same procedures for numerous Franklin and/or Templeton Funds. In addition, the Board considered the soft dollar policies of the investment managers "to [all] the Franklin Templeton Funds." It was resolved that "the soft dollar policies of the investment advisers to the Franklin Templeton funds ***adopted for use by the other funds in Franklin Templeton Investments***, be, and they hereby are, approved and adopted on behalf of the Fund." *Id.* at FT-SEC 163641-42 (emphasis added). There were 29 Franklin/Templeton Funds and/or registrants present at this board meeting that adopted the Soft Dollar Policies, the same policies that were already adopted by the other Franklin Funds. In addition, internal controls were established by the Franklin Legal Compliance Department to ensure that all legal requirements are met. These internal controls covered all Franklin Funds. *Id.*

- Insurance Coverage: the Directors and Officers/Errors and Omissions Liability Policy covered ***all*** the Franklin Templeton Funds, Franklin Resources, Inc. and its affiliates and non-registered funds. It was noted that the Franklin Templeton Funds maintained combined coverage with directors and officers. *Id.* at

FT-SEC 163639.

- Board members: members of the Franklin registrants' board of directors/trustees were board members of numerous registrants, which included most, if not all, Franklin Funds. Furthermore, these same individuals were present at most, if not all, of the board meetings. *Id.* at FT-SEC 163591-92.

- Audit Committee: PricewaterhouseCoopers LLP served as auditor of most, if not all, of the Franklin Funds. *See* Rocco Cert. Ex. D at FT-SEC 163188.

- Joint Fidelity Bond: the fidelity bond coverage was maintained jointly for all the Franklin Templeton Funds. In approving the bond, the board members "considered all relevant factors relating to the participation of each Fund under a joint fidelity bond, including, among other things, the ***value of the aggregate assets of [the approximately 22 Franklin/Templeton Funds and/or registrants present at the meeting,] and of the other registered investment companies*** with respect to which Franklin Resources, Inc.'s affiliates presently act as investment manager or administrator." It was further resolved that "it ***would be in the best interest of each [of the aforementioned 22 Funds and/or registrants] to maintain the fidelity bond coverage ... jointly with Franklin Resources, Inc. and its subsidiaries, and other Franklin Templeton Funds and non-registered funds.***" *See* Rocco Cert. Ex. E at FT-SEC 163492-3 (emphasis added).

C. Communications

- In an email dated December 29, 2003 discussing trading and soft dollar relationships with brokerages, the "[t]op 10 Brokers across the complex" are listed. *See* Rocco Cert. Ex. F at FT-CAG 143955-56 (discussing "Complex wide" trading business).

* * *

The foregoing documents plainly demonstrate sufficient commonality to support class certification. Additionally, the recent findings of the Securities and Exchange Commission ("SEC") confirm this evidence of a common course of conduct by Defendants across all of the Franklin Funds. For example, according to the December 13, 2004 SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions And A Cease-And-Desist Order in *In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc.* (the "SEC Cease-And-Desist Order"), the SEC found, *inter alia*, that Franklin Advisers, Inc. ("FA") and FTDI, both Defendants in this Action, improperly participated in a joint distribution arrangement whereby ***they improperly pooled and directed brokerage from the Franklin Funds***.[6] According to the SEC Cease-And-Desist Order:

---

[6] Additionally, one of the brokerages to which Franklin made revenue sharing payments was Salomon Smith Barney, a division and service mark of Citigroup

Continued on next page

> Each time FT directed a fund's brokerage commissions to obtain credit for the shelf space arrangements, they made no effort to ensure that these commissions came from the specific fund promoted by the broker-dealer in connection with a shelf space arrangement. Accordingly, Respondents [the Franklin adviser and distributor] made no efforts to ensure that the directed brokerage commissions from any given fund were used to promote the sale of that fund, as opposed to the sale of other funds. As a result, ***some funds may have been improperly disadvantaged in that the assets of those funds were used for the benefit of other funds***. FTDI and FA thus participated in a joint distribution arrangement whereby ***they improperly pooled and directed brokerage from the FT Funds***.

SEC Cease-And-Desist Order at ¶ 16, at http://www.sec.gov/litigation/admin/34-50841.htm (emphasis added), previously submitted as Exhibit C to the

---

Global Markets, Inc. ("CGMI"). In a March 23, 2005 SEC order against CGMI, the SEC noted that the prospectuses and SAIs relied upon by CGMI "did not specifically disclose the ***magnitude of the revenue sharing payments that CGMI received from fund complexes*** or that certain ***fund complexes*** had greater access to, or increased visibility in, CGMI's retail network." *See* March 23, 2005 SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions And A Cease-And-Desist Order in *In the Matter of Citigroup Global Markets, Inc.*, at http://www.sec.gov/litigation/admin/33-8557.pdf, ¶ 13 (emphasis added). Because of these inadequate disclosures, the customers "***were not provided with sufficient information to appreciate the dimension of the conflict of interest*** the revenue sharing program created." *Id.* (emphasis added). This language illustrates that the conflict of interest not only arises from the inappropriate relationship between advisers and brokers, but also from the amounts that were involved. This undisclosed magnitude was only possible due to the adviser's access to the entire fund complex and, as a result, impacted the entire complex. This is another illustration of why class certification to cover shareholders in all Franklin Funds is appropriate.

Certification of Kim E. Miller In Support of Plaintiffs' Motion For Class Certification filed on January 24, 2005.[7]

Defendants' own documents and the findings in the SEC Cease-And-Desist Order thus strongly support Plaintiffs' argument that there is a common course of conduct across all of the Franklin Funds, and that ownership in one Fund in the Franklin Fund Complex gives Plaintiffs standing to represent all holders in each of the Funds in the Complex. As evidenced above, all of these factors directly refute Defendants' factual arguments raised in their opposition brief that there is no commonality and no juridical links between and among the Funds.[8]

---

[7] By Order dated March 14, 2005, Magistrate Judge Hedges took judicial notice of this Order as well as the Settlement Agreement between Franklin/Templeton Distributors, Inc. and the California Attorney General. Docket entry 58.

[8] In light of the factual information described above, Plaintiffs also have standing to assert their claims under § 36(b) of the Investment Company Act and their derivative claims under the Investment Advisers Act ("IAA") on behalf of all the Franklin Funds as members of an unincorporated association pursuant to Fed. R. Civ. P. 23.1 and 23.2. An unincorporated association is defined as a body of persons or entities acting together pursuant to a common purpose and/or enterprise. *See Motta v. Samuel Weiser, Inc.*, 768 F.2d 481, 486 (1st Cir. 1985). Courts in the Third Circuit have allowed class actions to proceed involving unincorporated associations. *See, e.g., Mgmt. Television Sys., Inc. v. Nat'l Football League*, 52 F.R.D. 162, 164 (E.D. Pa. 1971) (creating a defendant class of the clubs comprising the National Football League); *see also NAACP v. Lansing Bd. of Educ.*, 429 F. Supp. 583, 585 (W.D. Mich. 1976) (noting that plaintiff is an unincorporated association which sues on behalf of its membership who are members of the plaintiff class). The Franklin Registrants/Funds are an "unincorporated association" in that they are joined together under a common name (*e.g.* Franklin and/or Templeton), trademarked, have common purposes and

Continued on next page

CONCLUSION

For the reasons set forth above, as well as in Plaintiffs' Opening and Reply Memoranda, Plaintiffs respectfully request that the Court grant their motion for class certification, approve Plaintiffs as representatives of the Class, and appoint Plaintiffs' lead counsel and liaison counsel as Class Counsel.

Dated: June 7, 2005

SHALOV STONE & BONNER LLP

By: s/ Patrick L. Rocco
Patrick L. Rocco (PR 8621)
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

---

objectives, usually share the same office(s), the same directors/trustees and officers, and combine their bargaining power to better negotiate with custodians, transfer agents, third-party lenders, broker-dealers, and other service providers. *See Cross v. Oneida Paper Prod. Co.*, 117 F. Supp. 919, 921 (D.N.J. 1954) (recognizing, for federal representative party purposes, that "members of a[n] . . . unincorporated association[] clearly have a joint or common right in its trade-mark"). Where, as here, "a group is 'commonly understood, referred to, and contributed to' under a given name, fairness dictates that such a group be deemed a legal entity." *Coscarart v. Major League Baseball*, 1996 U.S. Dist. LEXIS 9797, at *7 (N.D. Cal. July 10, 1996) (quotation omitted). As such, because each fund is a member of the same unincorporated association, Plaintiffs can bring their Section 36(b) and IAA claims -- claims brought on behalf of a fund -- on behalf of all of the Funds that are members of that same association.

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

Patrick L. Rocco (PR 8621)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	(*Document Filed Electronically*)
	)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	

CERTIFICATION OF PATRICK L. ROCCO IN SUPPORT OF PLAINTIFFS' SUPPLEMENTAL REPLY MEMORANDUM IN FURTHER SUPPORT OF THEIR MOTION FOR CLASS CERTIFICATION

PATRICK L. ROCCO, of full age, hereby certifies:

1. I am a partner in the law firm of Shalov Stone & Bonner LLP. I submit this certification in support of Plaintiffs' Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification.

2. Attached hereto as Exhibit A is a true and correct copy of the May 6, 2002 "letter of understanding" from Peter Jones, President of defendant Franklin Templeton Distributors, Inc. to Sarah McKenzie at American Express Financial Advisors Inc.

3. Attached hereto as Exhibit B is a true and correct copy of the June 5, 2000 "letter of understanding" from Peter Jones, President of defendant Franklin Templeton Distributors, Inc. to a representative at American Express Financial Advisors Inc.

4. Attached hereto as Exhibit C is a true and correct copy of the Board Meeting Minutes from the regular meeting of the board of directors/trustees held on February 25, 2003.

5. Attached hereto as Exhibit D is a true and correct copy of the Board Meeting Minutes from the regular meeting of the board of directors/trustees held on October 27, 2000.

6. Attached hereto as Exhibit E is a true and correct copy of the Board Meeting Minutes from the regular meeting of the board of directors/trustees held on May 10, 2002.

7. Attached hereto as Exhibit F is a true and correct copy of the e-mail communications dated December 29, 2003.

8. I certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Dated: June 7, 2005

s/ Patrick L. Rocco
Patrick L. Rocco

Exhibit A



FRANKLIN TEMPLETON
INVESTMENTS

Peter D. Jones
President
Franklin Templeton Distributors, Inc.
100 Fountain Parkway
St. Petersburg, FL 33716-1205
tel 800/632.2350 ext. 37572
direct 727/299.7572
fax 727/299.8757
email pjones@frt.com

May 6, 2002

Ms. Sarah McKenzie
American Express Financial Advisors Inc.
1492 AXP Financial Center
Minneapolis, MN 55474

Dear Ms. McKenzie:

The following constitutes a letter of understanding whereby Franklin Templeton Distributors, Inc. (the "Distributor"), from its own resources, intends to provide certain financial support to American Express Financial Advisors Inc. ("Dealer") to help promote and support the sale of the Franklin Templeton Funds (the "Funds") pursuant to the Dealer Agreement dated July 14, 1989, as amended, and the Fee-Based Addendum dated June 19, 1995, as amended, by the parties hereto. This letter of understanding will become effective as of January 1, 2002. This arrangement may be cancelled by any party upon written notice: (i) if the Dealer Agreement is terminated or (ii) if it is not permissible to continue such arrangement under the laws, rules or regulations applicable to the Distributor or Dealer. Either party may also terminate this arrangement upon sixty (60) days' written notice.

The financial support applies to all fund shares, other than money market fund shares, where (i) AEFA is the broker-dealer of record; and (ii) the beneficial Fund shareholder is an AEFA customer. In addition to full payment of any available 12b-1 and/or other service fees by the Funds, Distributor shall pay Dealer an annualized amount equal to the following:

- fifteen basis points (0.15 %) for all equity Fund assets under management; and
- ten basis points (0.10 %) for all fixed income Fund assets under management.

The payment shall be calculated using average daily assets. Dealer shall provide Distributor with an invoice on a monthly basis for the financial support, with such payment due thirty (30) days after the end of each calendar quarter. Distributor may, in its discretion, apply brokerage credits towards such payments.

Except to the extent that counsel of either Distributor or Dealer may deem it necessary or advisable to so disclose in prospectuses or elsewhere, the terms of this letter of understanding



FRANKLIN TEMPLETON
DISTRIBUTORS, INC.

will be held confidential by each party. This letter supersedes any prior understandings and agreements with regard to the subject matter hereof, whether oral or written, including, but not limited to, the letter agreement dated June 5, 2000, between the parties hereto. If this letter of understanding meets with your approval, please sign both copies of this letter, retain one original for your records and return the remaining original to me.

Sincerely,

Franklin Templeton Distributors, Inc.

By: 
Peter Jones, President

Agreed to and Accepted by:
American Express Financial Advisors Inc.

By: 
Sarah McKenzie, Vice President

#132166 v01

* 2/23/01 - agreed to renew terms with no changes for '01,



FranklinTempleton

Schedule A

Financial Schedule for
Letter of Understanding
Between Franklin/Templeton Distributors, Inc. ("Distributor")
and
American Express Financial Advisors Inc. ("AEFA")

2001

In addition to full payment of any Rule 12b-1 fees or se ... tor will pay AEFA the following annualized amounts on all Fun ... uarterly to AEFA no later than forty-five days after the end of e ... average net assets during the month.

If Total Fund Sales in each Calendar Year (Equity and Income) Exceed:	Payment in Basis Points on Equity Funds shall be:	Payment in Basis Points on Fixed Income Funds shall be:
$600,000,000	.15%	.10%
$550,000,000	.14%	.09%
$500,000,000	.13%	.08%
$450,000,000	.12%	.07%
$400,000,000	.11%	.06%
$350,000,000	.10%	.05%
$300,000,000	.09%	.04%
$250,000,000	.08%	.03%
Below $250,000,000	.07%	.02%

If total Fund sales in each calendar year do not exceed $600,000,000, Distributor will adjust previous payments to AEFA for the first three quarters by netting such overpayment into the final quarterly payment due based on the agreed upon schedule of that respective year. This does not include payment of any Rule 12b-1 or service fees by the Funds.

* Distributor and AEFA agree to renegotiate the terms of this Schedule A for all Fund sales occurring after December 31, 2000.

#117516 v04

FT - CAG 073096



American Express Financial Advisors Inc.
IDS Tower 10
Minneapolis, Minnesota 55440

Financial
Advisors

American Express Financial Advisors Inc.
50603 AXP Financial Center
Minneapolis, Minnesota 55474

Mary G. McGraw
General Counsel's Office
Phone: (612) 671-8872
Fax: (612) 678-1168

August 31, 2000

9/21
Julie put copy in my file - original to Roberta [illegible]
Pete

Peter D. Jones
Franklin Templeton Distributors, Inc.
100 Fountain Parkway
P.O. Box 33030
St. Petersburg, FL 33733-8030

Dear Mr. Jones:

Enclosed is a letter of understanding regarding financial arrangements between American Express Financial Advisors Inc. and Franklin/Templeton Distributors, Inc.

If you have any questions, please contact me at (612) 671-8872

Very truly yours,

AMERICAN EXPRESS FINANCIAL ADVISORS INC.

Mary G. McGraw

Mary G. McGraw
Paralegal

/mgm
Enclosures

cc: Monica Vickman (w/o enclosures)
Melanie Meyer (w/o enclosures)

#129291 v01

Exhibit B


FRANKLIN TEMPLETON
INVESTMENTS

Peter D. Jones
President
Franklin Templeton Distributors, Inc.
100 Fountain Parkway
St. Petersburg, FL 33716-1205
tel 800/632.2350 ext. 37572
direct 727/299.7572
fax 727/299.8757
email pjones@frk.com

May 6, 2002

Mr. Paul Mikelson
American Express Financial Advisors, Inc.
570 AXP Financial Center
Minneapolis, MN 55474

Dear Paul,

Enclosed are the two copies of the letter of understanding for signature. Please return a fully executed copy to:

Ms. Roberta Kameda
Franklin Templeton Investments
One Franklin Parkway
San Mateo, CA 94403

Sincerely,

Peter D. Jones

FT - CAG 073093



Franklin Templeton
DISTRIBUTORS, INC.

100 Fountain Parkway
P.O. Box 33030
St. Petersburg, FL 33733-8030
tel 800/223-2141

June 5, 2000

American Express Financial Advisors Inc.
IDS Tower 10
Minneapolis, MN 55440

Dear Sirs:

The following constitutes a letter of understanding whereby Franklin/Templeton Distributors, Inc. (the "Distributor"), from its own resources, intends to provide financial support to American Express Financial Advisors Inc. ("American Express Financial") to help promote and support the sale of the Distributor's funds (the "Funds") pursuant to the Dealer Agreement dated December 1, 1994 and the Fee-Based Program Agreement dated June 19, 1995. This arrangement may be cancelled by any party upon written notice: (1) if the Dealer Agreement between the Distributor and American Express Financial is terminated or (2) if it is not permissible to continue such arrangement under laws, rules or regulations applicable to the Distributor or American Express Financial. Either party may also cancel this arrangement upon 60 days written notice.

This financial arrangement will become effective as of January 1, 1999 and payment will be in accordance with Schedule A attached hereto.

Except to the extent that Distributor's counsel may deem it necessary or advisable to so disclose in prospectuses or elsewhere, the terms of this arrangement will be held confidential by each party.

If this arrangement meets with your approval, please sign the enclosed duplicate copy of this letter, and return it to me.

Sincerely,

Peter D. Jones
President

Agreed to and Accepted by:
American Express Financial Advisors, Inc.

By: ____________________

Title: VP

8117518 v04

FT - CAG 073098


FranklinTempleton

Schedule A

Financial Schedule for
Letter of Understanding
Between Franklin/Templeton Distributors, Inc. ("Distributor")
and
American Express Financial Advisors Inc. ("AEFA")

In addition to full payment of any Rule 12b-1 fees or service fees by the Funds, Distributor will pay AEFA the following annualized amounts on all Fund assets. Payment will be made quarterly to AEFA no later than forty-five days after the end of each quarter and will be based on average net assets during the month.

If Total Fund Sales in each Calendar Year (Equity and Income) Exceed:	Payment in Basis Points on Equity Funds shall be:	Payment in Basis Points on Fixed Income Funds shall be:
$600,000,000	.15%	.10%
$550,000,000	.14%	.09%
$500,000,000	.13%	.08%
$450,000,000	.12%	.07%
$400,000,000	.11%	.06%
$350,000,000	.10%	.05%
$300,000,000	.09%	.04%
$250,000,000	.08%	.03%
Below $250,000,000	.07%	.02%

If total Fund sales in each calendar year do not exceed $600,000,000, Distributor will adjust previous payments to AEFA for the first three quarters by netting such overpayment into the final quarterly payment due based on the agreed upon schedule of that respective year. This does not include payment of any Rule 12b-1 or service fees by the Funds.

Distributor and AEFA agree to renegotiate the terms of this Schedule A for all Fund sales occurring after December 31, 2000.

#117518 v04

Exhibit C

TEMPLETON GROWTH FUND, INC. ("TGF")
TEMPLETON FUNDS, INC. ("TFI")
Templeton World Fund ("TWF")
Templeton Foreign Fund ("TFF")
TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC. ("TGSCF")
TEMPLETON INCOME TRUST ("TIT")
Templeton Global Bond Fund ("TGBF")
TEMPLETON CAPITAL ACCUMULATOR FUND ("TCAF")
TEMPLETON DEVELOPING MARKETS TRUST ("TDMT")
TEMPLETON DEVELOPING MARKETS TRUST ("TDMT-DST")
TEMPLETON GLOBAL OPPORTUNITIES TRUST ("TGOT")
TEMPLETON INSTITUTIONAL FUNDS, INC. ("TIFI")
Foreign Equity Series ("FES")
Emerging Markets Series ("EMS")
Emerging Fixed Income Markets Series ("EFIMS")
Franklin Templeton Non-U.S. Core Equity Series ("NUSCES")
Foreign Smaller Companies Series ("FSCS")
TEMPLETON GLOBAL INVESTMENT TRUST ("TGIT")
Franklin Templeton Non-U.S. Dynamic Core Equity Fund ("NUSDCEF")
Templeton International (Ex EM) Fund ("TIF")
Templeton Latin America Fund ("TLAF")
TEMPLETON EMERGING MARKETS FUND ("TEMF")
TEMPLETON CHINA WORLD FUND, INC. ("TCWF")
TEMPLETON CHINA WORLD FUND ("TCWF-DST")
TEMPLETON GLOBAL INCOME FUND, INC. ("TGIF")
TEMPLETON EMERGING MARKETS INCOME FUND, INC. ("TEMIF")
TEMPLETON DRAGON FUND, INC. ("TDF")
TEMPLETON DRAGON FUND ("TDF-DST")
TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC. ("TRF")

Regular Meeting of the Board of Directors/Trustees
February 25, 2003

A regular meeting of the Board of Directors/Trustees of the above referenced Funds (each a "Fund" and collectively, the "Funds") was held at the Lyford Cay Club, Lyford Cay, Nassau, Bahamas, at 9:00 a.m. (local time) on Tuesday, February 25, 2003. Although the Boards met together for convenience in order to hear common presentations, each took action independently of the others. These minutes reflect the deliberations and decisions of each Fund's meeting.

There were present the following members of the Board:

Charles B. Johnson, Chairman*	All Funds
Harris J. Ashton	All Funds
Nicholas F. Brady*	All Funds
Harmon E. Burns*	For TGSCF, TEMF, TEMIF and TRF
Frank J. Crothers	For TGF, TCAF, TGOT, TDMT, TDMT-DST, TIFI, TGIT, TEMF, TCWF, TCWF-DST, TGIF, TEMIF, TDF, TDF-DST and TRF
Martin L. Flanagan*	For TGIT, TDF, TDF-DST and TRF
S. Joseph Fortunato	All Funds
Andrew H. Hines, Jr.	All Funds
Edith E. Holiday	For TGF, TIT, TCAF, TGOT, TDMT, TDMT-DST, TIFI, TGIT, TEMF, TCWF, TCWF-DST, TGIF, TEMIF, TDF, TDF-DST and TRF
Rupert H. Johnson, Jr.*	For TFI and TGOT
Betty P. Krahmer	All Funds
Gordon S. Macklin	All Funds
Fred R. Millsaps	All Funds
Constantine D. Tseretopoulos	For TGF, TCAF, TGOT, TDMT, TDMT-DST, TIFI, TGIT, TEMF, TCWF, TCWF-DST, TGIF, TEMIF, TDF, TDF-DST and TRF

Also present were Jeffrey A. Everett, President of Templeton Global Advisors Limited and an officer and portfolio manager of certain of the Funds; Mark Mobius, Managing Director of Templeton Asset Management Ltd. and an officer and portfolio manager of certain of the Funds; George Morgan, Murdo Murchison and Dennis Chong Boon Lim, portfolio managers of certain of the Funds; Murray L. Simpson, General Counsel of Franklin Resources, Inc. and Vice President and Assistant Secretary of the Funds; Barbara J. Green, Deputy General Counsel of Franklin Resources, Inc. and Vice President and Secretary of the Funds; Bruce S. Rosenberg, Treasurer and Chief Financial Officer of the Funds; Donald F. Reed, Chief Executive Officer of Templeton Investment Counsel, LLC, Director of Templeton Growth Fund, Ltd. and President of Templeton Institutional Funds, Inc.; Dr. John M. Templeton, Jr., Chairman of Templeton Growth Fund, Ltd.; Keith C. Hendrick, William James, Bruce S. MacGowan and Joan R. Randall, Directors of Templeton Growth Fund, Ltd.; James E. Cook, Secretary of Templeton Growth Fund, Ltd.; Bruce G. Leto of Stradley Ronon Stevens & Young, LLP, counsel to the Funds; Brian E. Lorenz of Bleakley Platt & Schmidt, LLP, counsel to the Directors/Trustees who are not "interested persons" of the Funds as defined in the 1940 Act (the "Independent Directors/Trustees"); William J. Lippman, portfolio manager and/or officer of one or more Franklin Funds; Gregory E. McGowan, Executive Vice President of Templeton Investment Counsel, LLC, Executive Vice President and Secretary of Templeton Global Advisors Limited, and Director of Templeton Asset Management Ltd.; Vijay C. Advani, Director of Templeton Asset Management Ltd.; Jimmy D. Gambill, President of Franklin Templeton Services, LLC and Senior Vice President and C. E. O. – Finance and Administration of the Funds; Gregory E. Johnson, President, Franklin Resources, Inc.; James R. Baio, Chief Administrative Officer of

* "Interested Person" as defined in the Investment Company Act of 1940, as amended (the "1940 Act").

Franklin Templeton Companies, LLC; Mat S. Gulley, Global Head of Trading, Franklin Templeton Investments; Mark G. Holowesko, President of Templeton Capital Advisors Ltd.; Sir John C. Shaw, Trevor G. Trefgarne, and Richard H. Frank, Directors of one or more of Templeton Emerging Markets Investment Trust PLC and Franklin Templeton Investment Funds; and Robin McGee, Paralegal, Franklin Templeton Companies, LLC; and in attendance by telephone, Michael Hasenstab, portfolio manager of certain of the Funds.

OPENING OF THE MEETING

An opening prayer was offered by Dr. John M. Templeton, Jr. The Chairman then called the meeting to order and, at his request, Ms. Barbara J. Green acted as Secretary of the meeting and recorded the minutes.

NOTICE AND QUORUM

Ms. Green presented a notice of the meeting which, she reported, had been duly given to each Board member. The Chairman confirmed that a quorum was present and stated that the meeting had been properly constituted for the transaction of business.

APPROVAL OF MINUTES

The Chairman asked if there were any corrections to be made to the minutes of the regular meeting of the Board of each Fund held on December 3, 2002; the minutes of the organizational meetings of TGIT-NUSDCEF and TCWF-DST held on December 3, 2002; the minutes of the special meetings of the Board of TCWF held on January 14, 2003 (telephonic), January 22, 2003, and January 24, 2003 (telephonic); and the minutes of the special meeting of TDF held on January 24, 2003 (telephonic), copies of which had been previously distributed to each of the Board members. Corrections being noted, the minutes were thereupon approved and ordered filed.

REPORT OF NOMINATING AND COMPENSATION COMMITTEE (TDF/TDF-DST, TCWF-DST, TGIT)

Mr. Andrew H. Hines, Jr., Chairman of the Funds' Nominating and Compensation Committees, reviewed each of the individuals selected by the Nominating and Compensation Committee as nominees to stand for election as Director [Trustee] by TDF's [TDF-DST's] shareholders at the 2003 Annual Shareholders' meeting. After discussion, and in consideration of the Nominating and Compensation Committee's selections, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors present and voting in person at the meeting, it was:

> **RESOLVED**, that the following individuals be, and they hereby are, nominated to stand for election by the Shareholders of TDF as Directors [Trustees] of TDF [TDF-DST], to hold office as so specified and until their successors are duly elected and qualified:

Nominees for Independent Director [Trustee] to hold office until the 2006 Annual Meeting of Shareholders

Betty P. Krahmer
Gordon S. Macklin
Fred R. Millsaps

Mr. Hines then reported that the Nominating and Compensation Committee had reviewed and considered the proposed reorganization of TCWF into a Delaware statutory trust (TCWF-DST) in connection with the proposed restructuring of TCWF into an open-end, management investment company, to be considered by shareholders of TCWF at an upcoming shareholders' meeting. He noted that the Nominating and Compensation Committee of TCWF-DST had selected the current Directors of TCWF to be nominated to stand for election as Trustees of TCWF-DST. Thereupon, after further discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Trustees, it was determined that

> **WHEREAS**, it has previously been proposed and recommended that shareholders of TCWF approve the reorganization of TCWF, currently operated as a Maryland corporation, into a Delaware statutory trust (TCWF-DST), to assume the business of TCWF if shareholders approve a proposal to restructure TCWF into an open-end management investment company; and
>
> **WHEREAS**, in anticipation of approval by shareholders of TCWF of the proposed change in TCWF's domicile to be effected by the reorganization of TCWF into a Delaware statutory trust, TCWF-DST was formed pursuant to the requirements of the Delaware Statutory Trust Act; and
>
> **WHEREAS**, the Nominating and Compensation Committee of TCWF-DST has recommended that the shareholders of TCWF-DST elect the current Directors of TCWF as Trustees of the Delaware statutory trust (TCWF-DST) formed in connection with the proposed reorganization of TCWF into TCWF-DST.
>
> **NOW, THEREFORE, BE IT**
>
> **RESOLVED**, that, in consideration of the Nominating and Compensation Committee's selection of nominees, the Board of Trustees of TCWF-DST hereby nominates to stand for election and recommends that the shareholders of TCWF-DST vote in favor of the election of the following individuals who are Directors of TCWF to serve as Trustees of the Delaware statutory trust (TCWF-DST) formed in connection with the proposed reorganization of TCWF into TCWF-DST, which reorganization shall be subject to approval by the shareholders of TCWF of the proposal to restructure TCWF into an open-end management investment company:

Nominees for Independent Trustee
Harris J. Ashton
Frank J. Crothers
S. Joseph Fortunato
Andrew H. Hines, Jr.
Edith E. Holiday
Betty P. Krahmer
Gordon S. Macklin
Fred R. Millsaps
Constantine D. Tseretopoulos

Nominees for Interested Trustee
Nicholas F. Brady
Charles B. Johnson

ANNUAL ELECTION OF OFFICERS FOR FUNDS WITH 12/31 FISCAL YEAR-END (TGOT, TDMT, TIFI, TDF) **AND SPECIAL ELECTION FOR OTHER FUNDS**

The Chairman called for the annual election of officers of each Fund with a fiscal year ending December 31. After discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the following individuals be, and they hereby are, elected to the offices of the Funds set forth opposite their names below, each of them to hold office until his or her successor shall have been duly chosen and qualified:

TEMPLETON GLOBAL OPPORTUNITIES TRUST	
Offices	
President and C.E.O.-Investment Management	Martin L. Flanagan
Sr. V.P. and C.E.O.-Finance & Administration	Jimmy D. Gambill
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Jeffrey A. Everett
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Vice President – AML Compliance	Michael O. Magdol
Treasurer and Chief Financial Officer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Steven Gray
Assistant Secretary	Robert C. Rosselot
Assistant Secretary	Lori A. Weber
Assistant Treasurer	Karen P. DeBellis
Assistant Treasurer	Kimberly H. Monasterio
Assistant Treasurer	Charles R. Sims

TEMPLETON DEVELOPING MARKETS TRUST (Delaware Statutory Trust)	
Officers	
President and C.E.O.-Investment Management	Mark Mobius
Sr. V.P. and C.E.O.-Finance & Administration	Jimmy D. Gambill
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Jeffrey A. Everett
Vice President	John R. Kay
Vice President	Martin L. Flanagan
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Vice President – AML Compliance	Michael O. Magdol
Treasurer and Chief Financial Officer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Steven Gray
Assistant Secretary	Robert C. Rosselot
Assistant Secretary	Lori A. Weber
Assistant Treasurer	Karen P. DeBellis
Assistant Treasurer	Kimberly H. Monasterio
Assistant Treasurer	Charles R. Sims

TEMPLETON DEVELOPING MARKETS TRUST *(Massachusetts Business Trust – To be dissolved)*	
Officers	
President and C.E.O.-Investment Management	Mark Mobius
Sr. V.P. and C.E.O.-Finance & Administration	Jimmy D. Gambill
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Jeffrey A. Everett
Vice President	John R. Kay
Vice President	Martin L. Flanagan
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Vice President – AML Compliance	Michael O. Magdol
Treasurer and Chief Financial Officer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Steven Gray
Assistant Secretary	Robert C. Rosselot
Assistant Secretary	Lori A. Weber
Assistant Treasurer	Karen P. DeBellis
Assistant Treasurer	Kimberly H. Monasterio
Assistant Treasurer	Charles R. Sims

TEMPLETON INSTITUTIONAL FUNDS, INC.	
Officers	
President and C.E.O.-Investment Management	Donald F. Reed
Sr. V.P. and C.E.O.-Finance & Administration	Jimmy D. Gambill
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Martin L. Flanagan
Vice President	Jeffrey A. Everett
Vice President	Mark Mobius
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Vice President – AML Compliance	Michael O. Magdol
Treasurer and Chief Financial Officer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Steven Gray
Assistant Secretary	Robert C. Rosselot
Assistant Secretary	Lori A. Weber
Assistant Treasurer	Karen P. DeBellis
Assistant Treasurer	Kimberly H. Monasterio
Assistant Treasurer	Charles R. Sims

TEMPLETON DRAGON FUND, INC.	
Officers	
President and C.E.O.-Investment Management	Mark Mobius
Sr. V.P. and C.E.O.-Finance & Administration	Jimmy D. Gambill
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Martin L. Flanagan
Vice President	Jeffrey A. Everett
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Vice President – AML Compliance	Michael O. Magdol
Treasurer and Chief Financial Officer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Robert C. Rosselot
Assistant Secretary	Lori A. Weber
Assistant Treasurer	Karen P. DeBellis
Assistant Treasurer	Kimberly H. Monasterio
Assistant Treasurer	Charles R. Sims

TEMPLETON DRAGON FUND (Delaware Statutory Trust)	
Officers	
President and C.E.O.-Investment Management	Mark Mobius
Sr. V.P. and C.E.O.-Finance & Administration	Jimmy D. Gambill
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Martin L. Flanagan
Vice President	Jeffrey A. Everett
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Vice President – AML Compliance	Michael O. Magdol
Treasurer and Chief Financial Officer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Robert C. Rosselot
Assistant Secretary	Lori A. Weber
Assistant Treasurer	Karen P. DeBellis
Assistant Treasurer	Kimberly H. Monasterio
Assistant Treasurer	Charles R. Sims

Ms. Green then noted that the Boards of the remaining Funds were being asked to elect Ms. Kimberly H. Monasterio as Assistant Treasurer. After discussion, upon motion duly made, seconded and unanimously carried, it was:

(ALL FUNDS)

> **RESOLVED**, that Kimberly H. Monasterio be, and hereby is, appointed as Assistant Treasurer of each Fund, to hold office until her successor shall have been duly chosen and qualified.

REVIEW OF PORTFOLIO MANAGEMENT RESPONSIBILITIES

The Board then reviewed a list of current portfolio management personnel for the Funds. After discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

INVESTMENT MANAGER'S PERFORMANCE

The Board reviewed a comparison of the performance of each Fund with other Templeton Funds and with various securities indices for the period ended December 31, 2002. The Board also reviewed reports listing the portfolio holdings of each Fund by country and by industry or currency distribution as of December 31, 2001 and December 31, 2002, including each Fund's cash position. In addition, the Board reviewed a summary of the securities purchased and sold during the period from November 1 through December 31, 2002.

At the Chairman's request, Mark Mobius discussed various factors affecting the performance of TIFI – EMS, TDMT, TEMF, TCWF, TDF and TRF. Mr. Jeffrey A. Everett then introduced Messrs. George Morgan and Murdo Murchison, portfolio managers for certain of the Funds. Messrs. Everett, Morgan and Murchison were then asked to discuss various factors affecting the performance of TGF, TFI – TWF, TFI – TFF, TGSCF, TCAF, TGOT, TIFI – FES, TIFI – NUSCES, TIFI – FSCS, TGIT – TIF, and TGIT – TLAF. The Chairman then asked Mr. Michael Hasenstab, who was participating in the meeting via telephone, to discuss the fixed income funds (TIT – TGBF, TIFI – EFIMS, TGIF, and TEMIF), and to provide the Board with an analysis of current market trends. There then followed a general discussion of each Fund's performance and an analysis of relevant factors, including recent trends in the securities markets and their impact on the philosophy of value investing. Upon further discussion of the performance of the Funds, the Board accepted the reports and requested that copies be filed with the record of the meeting.

REPORT ON CLOSED-END FUNDS: MARKET PRICE AND DISCOUNT/PREMIUM AND SHARE REPURCHASE PROGRAM (TEMF, TGIF, TEMIF, TCWF, TDF, TRF)

Mr. Bruce G. Leto then summarized a report on the market price of each Fund's shares as compared to the net asset value, copies of which had been distributed prior to the meeting. The report outlined the extent to which the shares were trading above/below net asset value and included materials outlining the extent to which the shares were trading above/below net asset value as compared to funds with generally similar investment objectives. The Board also reviewed a memorandum describing potential responses to a market discount from net asset value and the actions recently taken for certain Funds with respect to such discount, and reviewed the pricing history of each Fund to determine the extent to which additional affirmative action as outlined in the memorandum was warranted. After discussion, it was agreed that the portfolio managers for TEMF, TGIF, TEMIF and TRF were authorized to continue a program of share repurchases, in their discretion, in efforts to help reduce each Fund's current discount to net asset value, as may be applicable. After further discussion, upon motion duly made, seconded, and unanimously carried, it was:

> **RESOLVED**, that the Board has considered the current market price in relation to the net asset value of each of TEMF's, TGIF's, TEMIF's and TRF's shares of common stock or beneficial interest, in light of each Fund's performance, portfolio, dividend history, and investment policies and objectives and has determined that each Fund's share repurchase program should continue to be implemented as appropriate.

Mr. Brian E. Lorenz then directed the attention of the Directors of TCWF to a report prepared by Bobroff Consulting entitled "Evaluation of Fund Restructuring Options," which described various options relating to the ongoing operation of the Fund, as well as the firm's recommendations. A question and answer session followed. After discussion, the Board accepted the report and requested that a copy of it be filed with the record of the meeting.

TENDER OFFER (TDF/TDF-DST)

Next, Mr. Leto reminded the Board that in May 2002, it had approved a second tender offer for the Fund to be conducted for a minimum of 10% of TDF's outstanding shares at no less than 90% of net asset value, to be commenced within 12 months after April 30, 2002. He further noted that at a special telephonic Board meeting held on February 18, 2003, the Board of TDF further considered the terms of the previously approved second tender offer. After further discussion, upon motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

> **RESOLVED**, that the Board of Directors hereby approves the offer by the Fund (the "Offer") to purchase up to fifteen percent (15%) of the Fund's issued and outstanding common stock, $0.01 par value per share (the "Shares"), under the terms and conditions set forth in the term sheet provided to the Board of Directors at this meeting and set forth in the following resolutions; and it was further
>
> **RESOLVED**, that the Secretary of the Fund shall file a copy of such term sheet with the records of this meeting; and it was further
>
> **RESOLVED**, that the Offer shall commence on or after March 1, 2003, but not later than April 29, 2003, unless such date is later extended by action of this Board (the "Commencement Period"); and it was further
>
> **RESOLVED**, that the Authorized Officers (as defined below) are authorized and directed to determine, in consultation with counsel, the date of commencement of the Offer within the Commencement Period (the "Commencement Date"); and it was further
>
> **RESOLVED**, that the Offer shall terminate on the twentieth (20th) business day after the Commencement Date, unless such date is later extended by action of this Board (the "Termination Date"); and it was further
>
> **RESOLVED**, that the purchase price per Share in the Offer shall be equal to ninety-two and one-half percent (92.5%) of the net asset value per share of the Shares as of the close of regular trading on the New York Stock Exchange on the Termination Date; and it was further
>
> **RESOLVED**, that the Authorized Officers are authorized and directed to determine, in consultation with counsel, the date for determining the maximum aggregate number of Shares for which the Offer will be made (i.e., 15% of issued and outstanding Shares as of such date), which date shall be within seven (7) business days before the Commencement Date; and it was further
>
> **RESOLVED**, that Templeton Asset Management Ltd., the Fund's investment manager, is authorized and directed to determine the source of the funds to be used to purchase Shares in the Offer; *provided*, that the purchase price shall be financed through cash on hand, the sale of portfolio securities and/or borrowing, each in the amount or amounts and on such terms as determined by the investment manager, in its reasonable discretion, subject to restrictions or limitations contained in

the Fund's charter documents or prospectus, any of the Fund's material agreements or the rules and regulations promulgated under the Investment Company Act of 1940, as amended; and it was further

RESOLVED, that the Fund may enter into, and the Authorized Officers are authorized on behalf of the Fund to enter into, such arrangements to borrow funds for the purpose of paying the purchase price for Shares in the Offer as the Fund's investment manager may reasonably deem necessary or appropriate, subject to restrictions or limitations contained in the Fund's charter documents or prospectus, any of the Fund's material agreements or the rules and regulations promulgated under the Investment Company Act of 1940, as amended; and it was further

RESOLVED, that all resolutions required by any financial institution or lender with respect to such borrowings are hereby adopted and that the Secretary of the Fund or any of the Authorized Officers are authorized to certify to such financial institution or lender the adoption of the resolutions in the form used by that financial institution or lender; and it was further

RESOLVED, that the Fund hereby appoints Mellon Investor Services LLC to act as depositary and information agent with respect to the Offer and that the Authorized Officers are authorized and directed to enter into one or more agreements, and any amendments thereto, with Mellon Investor Services LLC in such form as the Authorized Officers may approve; and it was further

RESOLVED, that Murray L. Simpson, Barbara J. Green, David P. Goss and John R. Kay, Vice Presidents of the Fund; Lori A. Weber and Robert C. Rosselot, Assistant Secretaries of the Fund, and Bruce S. Rosenberg, Treasurer and Chief Financial Officer of the Fund (the "Authorized Officers"), and each of them, are hereby authorized and directed to take the following actions, in consultation with counsel, in addition to the other duties described in the foregoing resolutions with respect to the Offer:

(1) prepare, file and disseminate, or cause to be prepared, filed and disseminated, all necessary and appropriate agreements, instruments, applications, registration statements, prospectuses and other documents, and any amendments thereto, related to the Offer (the "Offer Documents"), including (i) Offer Documents required to be filed with any governmental or quasi-governmental agency or any securities exchange, including any foreign governmental or quasi-governmental agency or securities exchange (including Schedules TO, and any amendments thereto, with the U.S. Securities and Exchange Commission), and (ii) Offer Documents to be disseminated to shareholders (including Letters to Shareholders, Offers to Purchase,

Letters of Transmittal and Notices of Guaranteed Delivery, and any amendments thereto); and

(2) take such other actions as may be necessary or appropriate to commence and effectuate the Offer and the foregoing resolutions including, without limitation, preparing and disseminating press releases related to the Offer and making such non-material changes and modifications to the Offer as they in their discretion shall determine to be appropriate; and it was further

RESOLVED, that the officers of the Fund, and each of them, are authorized and directed to take such action as may be necessary or appropriate to determine, after consultation with counsel, whether payment of the purchase price for shares of the Fund's common stock in the Offer is authorized, or not otherwise prohibited, by the Fund's charter documents or prospectus, the Fund's material agreements and the applicable rules and regulations of the Maryland General Corporation Law and the Investment Company Act of 1940, as amended, with respect to the repurchase of securities by an issuer and to (a) confirm and certify to the Board that such conditions are satisfied including, without limitation, that the Fund would continue to be able to pay its indebtedness as such indebtedness becomes due in the usual course of business and the Fund's total assets would not be less than the Fund's total liabilities after giving effect to the repurchase of Shares in the Offer, or (b) to notify the Board that such conditions have not been or will not be satisfied.

It was then noted that the Boards of Directors of TCWF and TDF would meet in executive session following the regular Board meeting to discuss recent developments relating to the Funds.

REVIEW OF SALES, REDEMPTIONS AND EXCHANGES OF FUND SHARES; MARKET TIMING; AND SALES ADVERTISEMENTS (TGF, TFI, TGSCF, TIT, TCAF, TDMT, TGOT, TGIT, TIFI)

Mr. Gregory E. Johnson reviewed with the Board a report on sales, redemptions and exchanges of each Fund's shares during 1998, 1999, 2000, 2001 and 2002, copies of which had been previously distributed to the Board. He also noted that market timing activity in the Franklin Templeton Funds continued to decline through 2002, and he reminded the Directors/Trustees that each of the Funds had adopted a policy prohibiting market timing activity. After further discussion, the Board accepted the report and requested that a copy of it be filed with the record of the meeting.

FAIR VALUE REPORTS AND "FAIR VALUE" DETERMINATION

Mr. Jimmy D. Gambill reviewed with the Board the ongoing fair valuation of portfolio securities for which market quotations are not readily available and securities and currencies that require special valuation considerations as set forth in the report distributed to the

Board. Management's recommendations for the valuation of the securities and currencies were discussed. The Board then reviewed the Illiquid Securities Summary, which described all securities deemed illiquid in each Fund's portfolio as of December 31, 2002. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees, it was:

> **RESOLVED,** that the specified portfolio securities for which market quotations are not readily available and securities and currencies that require special valuation considerations be valued as set forth in Exhibit 2.3 to the Board materials, and that a copy of said Exhibit be filed with the record of the meeting.

REVIEW OF RULE 144A SECURITIES REPORT

Mr. Gambill then reviewed with the Board the pricing and liquidity of securities purchased pursuant to Rule 144A under the Securities Act of 1933. Each Board considered the report and information contained therein relevant to the liquidity and pricing of these securities. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the Rule 144A securities identified at this meeting be, and they hereby are, considered liquid or illiquid, as set forth in Exhibit 2.3 to the Board materials, and that a copy of said Exhibit be filed with the record of the meeting.

REPORT ON NET ASSET VALUE (NAV)

The Board's attention was then directed to a report regarding the calculation of NAVs for the Templeton Funds for the period October 1, 2002 through December 31, 2002. Mr. Gambill stated that during the period, except as noted in the report with respect to TRF and TIFI – EFIMS, the Funds' net asset values were calculated accurately. Mr. Gambill noted that a revised report on the calculation of NAVs for the Templeton Funds for the period July 1, 2002 through September 30, 2002 was also being provided to the Board. After further discussion, the Board accepted the reports and requested that copies be filed with the record of the meeting.

COMPLEX SECURITIES HOLDINGS (TGIF, TEMIF, TIT-TGBF)

Mr. Bruce S. Rosenberg then directed the Board's attention to a report on each Fund's holdings of complex securities as of December 31, 2002. Mr. Rosenberg noted that there were no complex securities transactions for the period November 1, 2002 through December 31, 2002 and entertained questions from the Board. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

REVIEW OF SECURITIES LENDING ACTIVITIES

Mr. Rosenberg next directed the Board's attention to a report of the Funds' securities lending activities for the period September 1, 2002 through December 31, 2002. It was noted that TGF entered into three securities lending transactions during the period. Mr. Rosenberg referred the Directors of TGF to a report describing the transactions and the results achieved. He noted that there was no other securities lending activity for the period. A question and answer session followed. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

UPDATE OF DOMESTIC/FOREIGN CUSTODY ARRANGEMENTS; REPORT ON RUSSIAN SHARE REGISTRATION SYSTEM

Mr. Gambill then directed the Board's attention to a letter dated January 10, 2003, from Mr. Edward J. Neeck, Vice President of JPMorgan Chase Bank Investor Services, which outlined significant custodial network events for the fourth quarter of 2002. Mr. Gambill reviewed with the Board its oversight responsibilities under Rule 17f-5 and the Russian Rider to the Fund Custody Agreements. He noted that, as part of its oversight responsibilities, the Board receives a quarterly report from JPMorgan Chase Bank outlining the current status of the Russian share registration system and the procedures utilized by J.P. Morgan Bank International ("JPMorgan Moscow"), JPMorgan Chase Bank's subcustodian in Russia, to ensure that the Funds' interests were adequately recorded. The letter further noted that no matters of general concern regarding the Russian share registration system had come to JPMorgan Moscow's attention during the period covered by the report. After considering the report and discussion, the Board determined that the Funds' investment in Russian securities under the current monitoring system remained appropriate and was consistent with the best interest of the Funds' shareholders.

Next, Mr. Gambill advised the Board of an anticipated change in JPMorgan Chase Bank's subcustodian in Italy, effective March 14, 2003. He directed the Board's attention to a report provided by JPMorgan Chase Bank regarding Banca Intesa Spa, including the determination of JPMorgan Chase Bank, as the Funds' Foreign Custody Manager, that the subcustodian exhibits the requisite standard of care of the Funds' assets held in Italy and that the subcustodian agreement meets the requirements stipulated by 1940 Act Rule 17f-5.

Mr. Gambill then directed the Board's attention to a second letter from Mr. Neeck, also dated January 10, 2003, which outlined significant events for the fourth quarter of 2002 relating to foreign securities depositories. It was noted that JPMorgan Chase Bank reported that it was not aware of any material changes in any depository that may have an impact on custodial arrangements. After discussion, the Board accepted the materials and requested that a copy be filed with the record of the meeting.

APPROVAL OF ELIGIBLE BANKS AND DEALERS FOR REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Next, Mr. Rosenberg reviewed with the Board the approved lists of banks and non-bank dealers with whom the Funds may engage in repurchase agreement transactions and securities lending transactions. Mr. Rosenberg noted that there were no changes to the approved list since the December 3, 2002 meeting. After discussion, upon motion duly made, seconded, and unanimously carried, it was:

> **RESOLVED**, that the lists of banks and non-bank dealers with which the Funds may engage in repurchase agreement transactions and securities lending transactions, as presented at this meeting be, and they

hereby are, approved; and that a copy of said lists be filed with the record of the meeting.

REVIEW OF SHAREHOLDER SERVICES

Mr. Gregory E. Johnson then reviewed with the Board the Franklin Templeton Investor Services, LLC ("FTIS") Performance Report covering the period from October to December 2002, copies of which had been included in the Board materials for the meeting. The contents of the report, including cumulative evaluation comparisons, were discussed. It was noted that quarterly performance reports would continue to be furnished to the Board as part of their ongoing review of enhancements in and quality of shareholder services provided by FTIS. The Directors/Trustees then reviewed a summary of sub-transfer agent and networking fees paid by the Funds to third-party administrators and broker/dealers for servicing they provide to shared customers. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

Attention was next directed to a Memorandum from Mr. Stanley E. Siekierski, Vice President and Senior Client Services Manager of Mellon Investor Services, notifying the Directors/Trustees of TCWF, TDF, TGIF, TEMF, TEMIF, and TRF of a change in fees for sales of shares through each Fund's dividend reinvestment and cash purchase plans (the "Plans"). It was noted that, in accordance with the terms of the Plan Agent Agreements and Terms and Conditions of the Plans, Mellon Investor Services was providing the Boards of Directors/Trustees with notification of an increase in fees to $15.00 per transaction plus trading fees of $0.12 per share. It was further noted that Mellon Investor Services would provide, at its expense, 90 days prior written notice to existing Plan participants of the change in fees.

REPORT OF THE AUDIT COMMITTEE

APPROVAL OF DECEMBER 31, 2002 FINANCIAL STATEMENTS (TGOT, TDMT, TIFI, TDF)

Mr. Fred R. Millsaps, Chairman of each Fund's Audit Committee, reported that, at the Committee's meeting on February 7, 2003, each Fund's financial statements as of December 31, 2002 had been carefully reviewed and approved by the Committee, which recommended the financial statements for approval by the Board. The Board reviewed a printer's proof of the annual reports for the fiscal year ended December 31, 2002 and after discussion, upon the recommendations of the Audit Committee, and upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the annual reports of each Fund for the fiscal year ended December 31, 2002, in substantially the form presented at this meeting be, and they hereby are, approved for printing and distribution to the shareholders.

CONSIDERATION OF APPOINTMENT OF INDEPENDENT AUDITORS (TGOT, TDMT, TIFI, TDF)

Mr. Millsaps then reported that the Audit Committee had reviewed the work of PricewaterhouseCoopers LLP ("PWC") as independent auditors of the Funds for the past fiscal year and recommended to the Board that PWC be selected as independent auditors for the current fiscal year ending December 31, 2003. After discussion and consideration of the Audit Committee's recommendation, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting at the meeting, it was:

> **RESOLVED**, that the firm of PricewaterhouseCoopers LLP be, and it hereby is, selected as independent auditors for each Fund for the fiscal year ending December 31, 2003.

APPROVAL OF AMENDED AND RESTATED AUDIT COMMITTEE CHARTER

The Board next considered approval of the amended and restated charter for each Fund's Audit Committee. Mr. Millsaps noted that the Amended and Restated Audit Committee Charter was approved by the Audit Committee at its meeting on February 7, 2003. He noted that, following review and reassessment of the Charter, the Audit Committee recommended that each Board approve continuation of the Amended and Restated Audit Committee Charter, without any changes. He further noted, however, that changes to the Amended and Restated Audit Committee Charter would likely be recommended at upcoming meetings of the Audit Committees and Boards of Directors/Trustees in order to comply with the requirements of the Sarbanes-Oxley Act of 2002 and rules promulgated by the U.S. Securities and Exchange Commission (the "SEC") implementing that Act. After discussion, and upon the recommendation of the Audit Committee, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that for each Fund, the Audit Committee Charter of the Templeton Funds, as Amended and Restated, substantially in the form presented at this meeting be, and it hereby is, approved and continued, without any changes, and that a copy of the Audit Committee Charter of the Templeton Funds, as Amended and Restated, be filed with the record of the meeting.

CONSIDERATION OF THE COMPOSITION OF THE AUDIT COMMITTEE (TGIT)

Mr. Millsaps then advised the Trustees of TGIT that the Audit Committee of the Fund had considered the composition of the Audit Committee at its meeting held on February 7, 2003, and that the Committee had determined to recommend that the Board of Trustees appoint Frank J. Crothers and Constantine D. Tseretopoulos as members of the Fund's Audit Committee. It was noted that the Nominating and Compensation Committee had also considered the matter of the composition of the Audit Committee of TGIT and recommended adding Frank J. Crothers and Constantine D. Tseretopoulos to the Audit Committee of TGIT. After discussion, and upon the recommendation of the Audit Committee, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Trustees, it was determined that:

(TGIT) WHEREAS, the Nominating and Compensation Committee and the Audit Committee each has recommended that the full Board of TGIT appoint the following individuals who are members of the Board of TGIT to serve as members of TGIT's Audit Committee:

Frank J. Crothers
Constantine D. Tseretopoulos

NOW, THEREFORE, BE IT

RESOLVED, that the Board of Trustees of Templeton Global Investment Trust hereby appoints Frank J. Crothers and Constantine D. Tseretopoulos as members of the Fund's Audit Committee until their successors shall be selected and shall qualify.

<u>DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS</u> (TGOT, TDMT, TIFI, TDF)

Next, Mr. Rosenberg, Treasurer and Chief Financial Officer of the Funds, reviewed the net income and realized capital gains available for distribution to shareholders. In light of this information, he stated that the Audit Committee recommended a distribution representing all remaining undistributed net investment income and net realized capital gains with respect to the fiscal year ended December 31, 2002. He then reviewed the amounts available for distribution to shareholders. On the basis of the Audit Committee's report and recommendation, after discussion, upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that the dividends and distributions as set forth below, on a per share basis, be paid on March 11, 2003 (April 7, 2003 with respect to TDF), to shareholders of record as of March 6, 2003 (March 24, 2003 with respect to TDF), subject to any changes or adjustments as may be deemed necessary or appropriate by the Funds' Treasurer to more accurately reflect all remaining undistributed net investment income and net realized capital gains with respect to the year ended December 31, 2002:

	Net Investment Income	Short Term Capital Gains	Long Term Capital Gains
TGOT			
Class A	0.0246	0.0000	0.0000
Class B	0.0241	0.0000	0.0000
Class C	0.0246	0.0000	0.0000

	Net Investment Income	Short Term Capital Gains	Long Term Capital Gains
TDMT			
Class A	0.1067	0.0000	0.0000
Class B	0.0484	0.0000	0.0000
Class C	0.0377	0.0000	0.0000
Class R	0.1280	0.0000	0.0000
Advisor Class	0.1450	0.0000	0.0000
TIFI-FES			
Primary	0.0539	0.0000	0.0000
Service	0.0539	0.0000	0.0000
TIFI-EMS	0.0251	0.0000	0.0000
TIFI-EFIMS	0.0084	0.0000	0.0000
TIFI-FSCS	0.0000	0.0000	0.0000
TIFI-NUSCES	0.0089	0.0000	0.0000
TDF	0.0106	0.0000	0.0000

SPECIAL DISTRIBUTION IN CONNECTION WITH FUND REORGANIZATION (TGIT-TLAF)

Mr. Rosenberg then advised that the Board was being asked to approve record and payment dates for TGIT – TLAF for distribution of all remaining undistributed investment company taxable income, if any, and net realized capital gains in contemplation of the proposed reorganization of the Fund into TFI – TFF. He noted that the Audit Committee had recommended the distribution at its meeting held on February 7, 2003. On the basis of the Audit Committee's recommendation, after discussion, upon motion duly made, seconded, and unanimously carried, it was:

> **RESOLVED,** that a dividend and distribution be paid on May 7, 2003, to Shareholders of record on May 6, 2003, of TGIT – Templeton Latin America Fund in the amount which represents the remaining undistributed investment company taxable income, if any, and net realized capital gains in contemplation of the proposed reorganization of TGIT – Templeton Latin America Fund into TFI – Templeton Foreign Fund, as determined by the Fund's Treasurer; such distribution subject to any such change in amount, frequency or timing as determined by the Fund's Treasurer or Assistant Treasurer, in consultation with counsel to the Funds.

RATIFICATION OF 2002 YEAR-END DIVIDENDS PAID

Mr. Rosenberg reviewed the 2002 distributions for the Funds. It was noted that the payments represented all undistributed net investment income and at least 98% of net investment income and capital gains realized in calendar year 2002. Mr. Rosenberg also noted that the materials provided to the Board included the total amounts of the distributions, as well as the amounts of net investment income, long term capital gains and short term capital gains. After discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the distributions set forth below, on a per share basis, paid on December 17, 2002 to shareholders of record on December 12, 2002 be, and they hereby are, approved and ratified:

FUND	CLASS	AMOUNT	FUND	CLASS	AMOUNT
TGIT- TIF	A	0.0885	TGF	A	0.0788
	C	0.0460		B	0.0431
	Advisor	0.1171		C	0.0404
				R	0.0730
TGIT-TLAF	A	0.1269		Advisor	0.0921
	C	0.0826			
	Advisor	0.1524	TCAF		0.0100
TFI – TWF	A	0.0478	TGOT	A	0.0930
	B	0.0175		B	0.0117
	C	0.0160		C	0.0031
TFI – TFF	A	0.0250	TIFI – FES	Primary	0.1789
	B	0.0061		Service	0.1789
	C	0.0045			
	R	0.0223	TIFI – EMS		0.1228
	Advisor	0.0318			
			TIFI-EFIMS		0.8064
			TIFI – NUSCES		0.0449

and it was further

RESOLVED, that the distributions set forth below, on a per share basis, paid on December 20, 2002 to shareholders of record on December 17, 2002 be, and they hereby are, approved and ratified:

FUND	CLASS	AMOUNT
TIT - TGBF	A	0.0400
	C	0.0375
	Advisor	0.0418

and it was further

RESOLVED, that the distributions set forth below, on a per share basis, paid on December 31, 2002 to shareholders of record on December 16, 2002 be, and they hereby are, approved and ratified:

FUND	AMOUNT
TGIF	0.0450

and it was further

RESOLVED, that the distributions set forth below, on a per share basis, paid on January 15, 2003 to shareholders of record on December 31, 2002 be, and they hereby are, approved and ratified:

FUND	AMOUNT
TDF	0.1706
TCWF	0.0100
TEMIF	0.3100

and it was further

RESOLVED, that a copy of the distribution schedule be filed with the record of the meeting.

REPORT ON MONTHLY AND QUARTERLY DIVIDENDS (TIT-TGBF, TGIF, TEMIF)

Next, the Chairman asked Mr. Rosenberg to report on the monthly and quarterly dividends paid by TIT – TGBF, TGIF and TEMIF since the beginning of each Fund's current fiscal year. Mr. Rosenberg reviewed with the Board the report on monthly and quarterly dividends paid by each Fund. After discussion, upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that the dividends paid by each Fund for the period November 2002 through December 2002 be, and they hereby are, approved and ratified as having been calculated in accordance with procedures previously established by the Board; and that a copy of the report be filed with the record of the meeting.

CONSIDERATION AND APPROVAL OF DIVIDEND AND RETURN OF CAPITAL POLICY (TIT-TGBF, TGIF, TEMIF)

Mr. Rosenberg then reviewed with the Board the dividend and return of capital policy of each Fund, which was originally adopted at the May 23, 1996 Board meeting. He stated that the policy permits each Fund to pay ongoing dividends on a level basis. He noted that the purpose of the policy is to satisfy the expectations of investors and the dealer community that each Fund will pay a stable dividend although this may result, from time to time, in a return of capital. He also noted that management would monitor each Fund's dividends and the level of its income on an ongoing basis to determine whether any future changes to the dividend policy would be warranted. It was noted that management recommended an adjustment to the quarterly dividend rate for TEMIF's shares from $0.31 to $0.25 per share effective with the next distribution to be paid in March 2003. The Board then reviewed the amounts paid under the dividend and return of capital policy for the period November 1, 2002 through December 31, 2002. Mr. Rosenberg then asked the Board to approve the continuation of the policy, as well as the reduction in dividends for TEMIF, and to review the form of press release notifying shareholders of TGIF and TEMIF that a portion of the regular dividends may include a return of capital. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the continuation of the dividend and return of capital policy be, and it hereby is, approved, and it was further
>
> **RESOLVED,** that the reduction in the amount of the dividends payable by shares of TEMIF from $0.31 to $0.25, effective with the March 2003 distribution, as presented at this meeting be, and it hereby is, approved and it was further
>
> **RESOLVED,** that each Fund's Treasurer or any Assistant Treasurer be, and each of them hereby is, authorized to make any and all determinations regarding regular dividends of each Fund in accordance with the dividend and return of capital policy; and it was further
>
> **RESOLVED,** that the appropriate officers of each Fund be, and they hereby are, authorized to take any and all actions necessary or appropriate to implement the above resolutions, such actions to include the issuance of a press release for TGIF and TEMIF in substantially the form presented to this meeting.

COMPLIANCE MATTERS

REDACTED

REDACTED

RESOLVED, that based upon the information provided in the Templeton Compliance Report, including the attachments thereto, the Board hereby determines that the transactions set forth in the report and its attachments were effected in compliance with the "Procedures for Interfund Transactions" adopted pursuant to Rule 17a-7; and that a copy of the report and its attachments be filed with the record of the meeting.

REDACTED

Summary of Regulated Investment Company Diversification/Qualification Tests under Subchapter M of the Internal Revenue Code - The Board's attention was directed to a report stating that the Funds had passed the Diversification/Qualification tests under Subchapter M of the Internal Revenue Code.

SEC Rule 17g-1 - Fidelity Bond - It was reported that the Risk Management staff had reviewed the joint fidelity bond with ICI Mutual for Franklin Templeton under the minimum bonding requirements of Rule 17g-1 and determined that the bond was in compliance with the requirements of that provision.

Alternative Product Funds Report - The Board then reviewed the Alternative Product Funds Report for the period from September 1, 2002 through December 31, 2002. It was noted that the Report reflects a review of alternative investment products managed by Franklin Templeton investment advisers and that management would continue to periodically report to the Board on alternative investment products.

After further discussion of the Funds' compliance with various regulatory requirements, the Boards accepted the reports and asked that a copy of each report be filed with the record of the meeting.

ANNUAL CONSIDERATION OF MATTERS RELATED TO MONEY FUND SWEEP

The Board next considered the annual approval of Franklin Templeton Investor Services, LLC ("FTIS"), in its capacity as transfer agent for one or more money market funds (the "Sweep Fund"), as an additional custodian for each Fund (each an "Investing Fund") in connection with the Investing Fund investing uninvested cash balances and securities lending cash collateral in the Sweep Fund (such activities hereinafter referred to as "cash investment purposes"). After discussion, upon motion duly made, seconded and unanimously carried, it was determined that:

> WHEREAS, it is anticipated that an Investing Fund will invest in the Sweep Fund for cash investment purposes; and
>
> WHEREAS, management has recommended that the assets of an Investing Fund be maintained in custody by FTIS, in its capacity as transfer agent for the Sweep Fund.
>
> NOW, THEREFORE, BE IT
>
> **RESOLVED,** that FTIS is hereby approved, consistent with the provisions of Rule 17f-4 under the Investment Company Act of 1940, as amended, and any interpretations thereunder by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission, as the custodian for the shares of the Sweep Fund purchased by the Investing Fund; and it was further
>
> **RESOLVED,** that consistent with interpretations under Rule 17f-2 under the 1940 Act governing custody of investment company assets by a registered investment company, the Investing Fund shall consider custody of the Investing Fund's assets to be custody by the Investing Fund and shall comply with the provisions of Rule 17f-2 under the 1940 Act and/or any interpretations thereunder relating to custody by an investment company's affiliate constituting self-custody.

The Board then considered the annual approval of the Franklin Templeton Group of Funds Money Fund Sweep Procedures for Custody by Transfer Agent, which the officers of the Investing Fund, in consultation with counsel to the Investing Fund, had developed relating to safekeeping of the assets of the Investing Fund maintained in custody by FTIS, in its capacity as transfer agent for the Sweep Fund. It was noted that there were no proposed changes to the procedures. After discussion, upon motion duly made, seconded and unanimously carried, it was determined that:

> **WHEREAS,** FTIS serves as transfer agent for the Sweep Fund in which each Investing Fund intends to invest for cash investment purposes; and
>
> **WHEREAS,** the Investing Fund's investments in the Sweep Fund are represented by uncertificated shares held on FTIS' books in its capacity as transfer agent for the Sweep Fund; and
>
> **WHEREAS,** FTIS, in its capacity as transfer agent for the Sweep Fund, previously has been approved as the custodian for the assets of each Investing Fund; and
>
> **WHEREAS,** under SEC interpretations, procedures must be followed by the Investing Fund to ensure secured access, accounting controls, and segregated safekeeping of the Investing Fund's shares of the Sweep Fund.
>
> **NOW, THEREFORE, BE IT**
>
> **RESOLVED,** that the "Franklin Templeton Group of Funds Money Fund Sweep Procedures for Custody by Transfer Agent" be, and they hereby are, approved and adopted on behalf of each Investing Fund; and that a copy of said Procedures be filed with the record of the meeting.

ANNUAL CONSIDERATION OF SEGREGATION OF ASSETS PROCEDURES

Consideration was then given to the procedures regarding segregation of assets with respect to transactions requiring segregation. It was noted that there were no changes in the procedures and that they continued to reflect the SEC's most recent positions on segregation. A question and answer session then followed, after which, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the "Templeton Guidelines and Procedures for the Covering of Certain Fund Transactions" be, and they hereby are, approved for use by the Funds; and that a copy of said Guidelines and Procedures be filed with the record of the meeting.

REDACTED

DISTRIBUTION PLAN REPORT (TGF, TFI – TWF, TFI – TFF, TGSCF, TIT-TGBF, TCAF, TGOT, TIFI-FES, TDMT, TGIT – TIF, TGIT – TLAF)

The Board next reviewed reports of distribution costs and expenditures incurred on behalf of each Fund by Franklin/Templeton Distributors, Inc. and payments made by each Fund pursuant to its 12b-1 Distribution Plan(s) (the "Distribution Plans") for the period ending January 31, 2003. Copies of such reports had been sent to the Board members and to Mr. Brian E. Lorenz prior to the meeting. Mr. Rosenberg confirmed that, as set forth therein, payments under the Distribution Plans were in full compliance with the limits set by the SEC, the National Association of Securities Dealers, and the terms of the Distribution Plans. Mr. Rosenberg noted that the Fund Accounting Department monitored compliance with such limits on a monthly basis. The Board expressed its satisfaction that Fund expenditures under the Distribution Plans were in accordance with the provisions and limitations applicable to such Plans. After further review, the Board approved and ratified the expense amounts and requested that a copy of the reports be filed with the record of the meeting.

REPORT ON REVISIONS AND SUPPLEMENTS TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION (All Open-End Funds)

Ms. Green then reviewed with the Board a report that summarized the revisions and/or supplements to each Fund's prospectus and/or Statement of Additional Information since the December 3, 2002 meeting, copies of which had been previously distributed to the Board. After further review and discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the revisions to each Fund's prospectus and/or Statement of Additional Information ("SAI") and/or the form of supplement to each Fund's prospectus and/or SAI, as presented at this meeting be, and they hereby are, approved and ratified; and that each Fund's prospectus and/or SAI supplements and a copy of the report, which summarized the supplements and any revisions to each Fund's prospectus and/or SAI, be filed with the record of the meeting.

SPECIAL PRESENTATION ON FUND PROFITABILITY ANALYSIS

It was noted that on the previous day the Directors/Trustees had attended a presentation on the 2002 Fund Profitability Analysis, which had been furnished to the Directors/Trustees prior to the meeting. Such report contained an analysis of revenues, expenses and functional profitability of Franklin Resources, Inc., as well as an analysis of each Fund based on the assumptions and allocation methodology utilized. Mr. James R. Baio, Chief Administrative Officer of Franklin Templeton Companies, LLC, and Mr. Martin L. Flanagan, President, Chief Financial Officer and Chief Operating Officer of Franklin Resources, Inc., reviewed such methodologies along with analysis enhancements and responded to questions raised by various of the Independent Directors/Trustees during such special presentation.

REVIEW AND APPROVAL OF THE RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT (TGOT, TDMT, TIFI, TDF, TRF, TGIT)

The next item on the meeting agenda was consideration of the continuation of each Fund's Investment Management Agreement. The Directors/Trustees had been furnished with extensive material prior to the meeting, including Lipper Reports setting forth information concerning the expenses and performance of each Fund in relation to those of other designated funds deemed comparable. It also was noted that the 2002 Fund Profitability Analysis discussed on the previous day, along with other information made available to the Directors/Trustees at that time, covered compensation to the affiliates of each Fund's Investment Manager, including fund administration fees. It was further noted that during the past year the Directors/Trustees had been continuously furnished with information regarding each Fund's performance with respect to specific benchmarks as well as the quality of the services provided by each Fund's Investment Manager and its affiliates.

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and upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the Board, based on the information provided in connection with the consideration of each Fund's Investment Management Agreement, and after consideration of the past performance of the Investment Manager in providing management and other services to each Fund, hereby determines that the services provided are reasonably worth the fees paid under each Fund's Agreement, plus any benefits that may accrue to the Investment Manager, that these fees and benefits remain within the range of what could have been negotiated at arms-length for these services, and that the terms of each Fund's Agreement are fair and reasonable; and it was further
>
> **RESOLVED**, that the continuation of the Investment Management Agreement between Templeton Global Opportunities Trust and Templeton Investment Counsel, LLC, through April 30, 2004, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Developing Markets Trust and Templeton Asset Management Ltd., through April 30, 2004, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Institutional Funds, Inc. ("TIFI") on behalf of Emerging Markets Series and Templeton Asset Management Ltd., through April 30, 2004, be, and it hereby is, approved; and that the officers of TIFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between TIFI on behalf of Emerging Fixed Income Markets Series and Franklin Advisers, Inc., through April 30, 2004, be, and it hereby is, approved; and that the officers of TIFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between TIFI on behalf of Foreign Equity Series and Templeton Investment Counsel, LLC, through April 30, 2004, be, and it hereby is, approved; and that the officers of TIFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between TIFI on behalf of Franklin Templeton Non-U.S. Core Equity Series and Franklin Templeton Asset Strategies, LLC, through April 30, 2004, be, and it hereby is, approved; and that the officers of TIFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between TIFI on behalf of Foreign Smaller Companies Series and Templeton Investment Counsel, LLC, through April 30, 2004, be, and it hereby is, approved; and that the officers of TIFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Dragon Fund, Inc. and Templeton Asset Management Ltd., through July 31, 2004, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Russia and East European Fund, Inc. and Templeton Asset Management Ltd., through July 31, 2004, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Global Investment Trust ("TGIT") on behalf of Templeton International (Ex EM) Fund and Templeton Global Advisors Limited, through July 31, 2004, be, and it hereby is, approved; and that the officers of TGIT be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between TGIT on behalf of Templeton Latin America Fund and Templeton Investment Counsel, LLC, through July 31, 2004, be, and it hereby is, approved; and that the officers of TGIT be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between TGIT on behalf of Franklin Templeton Non-U.S. Dynamic Core Equity Fund and Franklin Templeton Asset Strategies, LLC, through July 31, 2004, be, and it hereby is, approved; and that the officers of TGIT be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period.

<u>CONTINUATION OF FUND ADMINISTRATION AGREEMENT</u> (TGOT, TDMT, TIFI, TDF, TRF, TGIT)

Next, the Board considered approving the continuation of the Fund Administration Agreement between each Fund and Franklin Templeton Services, LLC. The Board's attention was directed to the data concerning fund administration fees and additional information in the materials prepared by Lipper and the services performed by Franklin

Templeton Services, LLC under the agreement were reviewed. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the continuation of the Fund Administration Agreement between each Fund and Franklin Templeton Services, LLC be, and it hereby is, approved; and that the proper officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Fund Administration Agreement on behalf of the Funds.

CONTINUATION OF DISTRIBUTION AGREEMENT (TGOT, TDMT, TIFI, TGIT)

Consideration was next given to approving the continuation of each Fund's Distribution Agreement with Franklin Templeton Distributors, Inc. ("FTDI"), a subsidiary of Franklin Resources, Inc. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the Distribution Agreement between each Fund and Franklin Templeton Distributors, Inc. be, and it hereby is, approved to continue through April 30, 2004; and that the proper officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue said Distribution Agreement for this period.

RENEWAL OF DISTRIBUTION PLANS UNDER RULE 12b-1 (TGOT, TDMT, TIFI-FES, TGIT)

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WHEREAS, as there is a reasonable likelihood that the continuation of the Fund's Distribution Plans will benefit each Fund and its shareholders; it is hereby

RESOLVED, that the continuation of each Fund's Distribution Plans and any related agreements be, and they hereby are, approved; and that the officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue such Distribution Plans and any related agreements on behalf of each Fund.

CONTINUATION OF TRANSFER AGENT AGREEMENT (TGOT, TDMT, TIFI, TGIT)

Consideration was given to continuation of each Fund's Transfer Agent Agreement with Franklin Templeton Investor Services, LLC ("FTIS"), a subsidiary of Franklin Resources, Inc. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

RESOLVED, that the Transfer Agent Agreement between each Fund and Franklin Templeton Investor Services, LLC be, and it hereby is, approved; and that the proper officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue said Transfer Agent Agreements.

CONTINUATION OF JAPANESE SHAREHOLDER SERVICING AND ADMINISTRATION AGREEMENT (TDF)

Next, the Board was asked to consider approving the continuation of the Japanese Shareholder Servicing and Administration Agreement among Nomura Asset Management, U.S.A. Inc., formerly Nomura Capital Management, Inc., and Templeton Dragon Fund, Inc. After discussion, upon motion duly made, seconded and unanimously approved, it was:

RESOLVED, that the continuation of the Japanese Shareholder Servicing and Administration Agreement among Franklin Templeton Services, LLC, Templeton Dragon Fund, Inc. and Nomura Asset Management, U.S.A. Inc., be, and it hereby is, approved through April 30, 2004; and it was further

RESOLVED, that the Japanese Shareholder Servicing and Administration Agreement among Franklin Templeton Services, LLC, Templeton Dragon Fund and Nomura Asset Management, U.S.A. Inc., substantially in the form of such agreement presented to this meeting of the Board of Directors of Templeton Dragon Fund, Inc. be, and it hereby is, approved for a term through April 30, 2004; and it was further

RESOLVED, that the appropriate officers of the Funds, be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Japanese Shareholder Servicing and Administration Agreement on behalf of the Fund.

CONTINUATION OF SUB-ADMINISTRATION AGREEMENT (TRF)

Next, the Board considered approving the continuation of the Sub-Administration Agreement among Templeton Russia and East European Fund, Inc., Franklin Templeton Services, LLC and Princeton Administrators, LP ("Princeton"), an affiliate of Merrill Lynch & Co., Inc. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

RESOLVED, that the continuation of the Sub-Administration Agreement among Templeton Russia and East European Fund, Inc., Franklin Templeton Services, LLC, and Princeton Administrators, LP, be, and it hereby is, approved; and that the proper officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Sub-Administration Agreement on behalf of the Fund.

MATTERS RELATED TO CASH SWEEP OPTION (TDF, TDF-DST, TRF, TGIT-TLA, TGIT-NUSDCEF)

Mr. Leto noted that each Fund, together with certain other Franklin Templeton Funds and the Franklin Templeton Advisors, received an exemptive order on January 5, 1999 from the SEC that permits each Fund (an "Investing Fund") and certain private accounts to invest uninvested cash and cash collateral received in connection with securities lending activities ("Cash Balances") in shares of a Franklin Templeton money fund ("Money Fund"). As a condition of the order, the Board, including a majority of the Independent Directors/Trustees, is requested to consider to what extent, if any, the advisory fees charged to the Investing Fund should be reduced to account for the reduced services provided to the investing Fund as a result of its investment in the Money Fund.

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Management was recommending that the Board approve this methodology. After discussion, on motion duly made, seconded and carried, the following resolutions were unanimously approved:

RESOLVED, that the advisory and/or business administration fees paid by a Fund investing uninvested cash in shares of a Franklin Templeton Money Fund ("Money Fund") be reduced by the amount of any advisory fees and/or business administration fees paid by the Money Fund on the Fund's cash invested in the Money Fund; and it was further

RESOLVED, that the officers of the Fund, in consultation with counsel, be and each of them hereby is, authorized and directed to take any and all actions appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

REPORT ON SARBANES-OXLEY ACT OF 2002

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CONSIDERATION OF PROPOSAL TO EXPAND INVESTOR ELIGIBILITY FOR ADVISOR CLASS AND CLASS Z SHARES (TGF, TFI-TFF)

The Directors/Trustees next considered proposed changes in the eligibility requirements for investment in the Funds by Section 529 plans that are managed or administered by Franklin Templeton Investments and that use the Franklin, Templeton or Mutual Series Funds as options for investment by the plans. A January 27, 2003 memorandum from FTDI setting forth the specific changes requested, as well as the background and rationale underlying such changes, had been included in the Board materials for the meeting. In addition, it was noted that, in order to offer competitive pricing in retirement plan markets, FTDI was also requesting approval to offer Advisor Class shares to defined contribution services plans of $20 million or greater that have contracted for current participant level record keeping with the Defined Contribution Services division of FTIS. It was noted that the proposed changes, if approved, would become effective March 1, 2003 and that the Fund prospectuses would be supplemented prior to such changes becoming effective. After further discussion, upon motion made, seconded and unanimously adopted, it was:

RESOLVED, that the amendment to eligibility requirements for investment by Section 529 plans that are managed or administered by Franklin Templeton Investments and that use the Franklin, Templeton or Mutual Series Funds as options for investment by the plans in Advisor Class shares and Class Z shares of each Fund, as set forth in the January 27, 2003 memorandum from Franklin/Templeton

Distributors, Inc., to take effect March 1, 2003, be and hereby are approved; and it was further

RESOLVED, that the amendment to eligibility requirements for investment by defined contribution services plans of $20 million or greater that have contracted for current participant level record keeping with the Defined Contribution Services division of Franklin Templeton Investor Services, LLC in Advisor Class shares, as set forth in the January 27, 2003 memorandum from Franklin/Templeton Distributors, Inc., to take effect March 1, 2003, be and hereby are approved; and it was further

RESOLVED, that the appropriate officers and agents of each Fund be and hereby are authorized to take all steps necessary or convenient to implement the changes authorized under the foregoing resolutions.

CONSIDERATION AND APPROVAL OF PROPOSED SUB-ADVISORY AGREEMENTS (TIFI-NUSCES, TGIT-NUSDCEF)

Next, Mr. Leto directed the Board's attention to management's proposal to implement new sub-advisory agreements between Franklin Templeton Asset Strategies, LLC ("FTAS") and Templeton Investment Counsel, LLC ("TIC, LLC") with respect to the growth strategy component of each Fund's investment portfolio. The Boards were reminded that they had previously approved investment management agreements between each Fund and FTAS in connection with the organization of the Fund, as well as sub-advisory agreements between FTAS and Fiduciary International, Inc., with respect to each Fund's growth strategy component. It was noted that the requested action was being proposed by management in connection with corporate and tax planning strategies.

REDACTED

After further discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Directors/Trustees present and voting separately at the meeting, it was determined that:

(TIFI-NUSCES, TGIT-NUSDCEF)

WHEREAS, Franklin Templeton Asset Strategies, LLC ("FTAS"), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), had previously entered into an Investment Management Agreement with the Fund, pursuant to which FTAS was appointed as investment manager; and

WHEREAS, FTAS was responsible for the day-to-day management of the value strategy component of the Fund; and

WHEREAS, the individuals responsible for the day-to-day management of the value strategy component of the Fund also perform value strategy investment management services on behalf of Templeton Investment Counsel, LLC ("TIC, LLC"); and

WHEREAS, FTAS and TIC, LLC are each registered as an investment adviser under the Advisers Act and engaged in the business of supplying investment management services, as an independent contractor; and

WHEREAS, FTAS wishes to enter into an agreement with TIC, LLC to enable TIC, LLC to perform investment management services with respect to the Fund's value strategy component with the same team as currently serves as portfolio manager for FTAS in the day-to-day management of the Fund's value strategy component; and

WHEREAS, the Board has found the terms of the proposed sub-advisory Agreement between FTAS and TIC, LLC, which are substantially identical to those of the sub-advisory Agreement between FTAS and Fiduciary International, Inc., with respect to the growth strategy component of the Fund, to be fair and reasonable; and

WHEREAS, the proposed sub-advisory Agreement between FTAS and TIC, LLC does not involve a change of actual control or management with respect to the investment management of the Fund, and therefore does not constitute an "assignment" as defined in Rule 2a-6 under the Investment Company Act of 1940, as amended (the "1940 Act"), and does not require approval of the shareholders of the Fund under the 1940 Act.

NOW, THEREFORE, BE IT

RESOLVED, that the sub-advisory Agreement between FTAS and TIC, LLC, in substantially the form presented to this meeting, be, and it hereby is, approved, effective February 25, 2003; and it was further

RESOLVED, that the proper officers of the Fund, with the assistance of counsel, be, and each of them hereby is, authorized and directed, on behalf of the Fund and in its name, to do and perform such acts and to execute and deliver such instruments, certificates and documents as they shall determine necessary, appropriate or desirable to carry out the foregoing resolutions.

<u>SUPPLEMENTAL ORGANIZATIONAL ACTIONS</u> (TCWF-DST)

Mr. Leto then reminded the Board of Trustees that it had taken certain actions at its meeting held on December 3, 2002 with regard to the organization of TCWF-DST (the "Trust" or "Fund" as the context requires), including approval of the Agreement and Declaration of Trust, Certificate of Trust, By-Laws, Investment Management Agreement, Distribution Agreement and related agreements under 1940 Act Rule 12b-1. He noted that the Trustees were being asked to review and approve additional matters, including additional operating agreements, policies and procedures for the Fund.

Consideration and Approval of Agreement and Plan of Reorganization. Mr. Leto reviewed the formation of the Fund in connection with a proposal to reorganize Templeton China World Fund, Inc. ("TCWF"), operating as a closed-end investment company, into the Fund, which would operate as an open-end investment company (the "Reorganization"). Mr. Leto stated that, in connection with the Reorganization, the Board is being asked to approve an Agreement and Plan of Reorganization between TCWF and the Fund, as well as certain other items in order to effect the Reorganization. Thereupon, after further discussion, upon motion duly made, seconded, and unanimously approved by the Independent Trustees, the Board adopted the following preambles and resolutions:

WHEREAS, TCWF-DST has been created to succeed to and carry on the business of TCWF; and

WHEREAS, based upon information provided to the Board at this meeting, the Board has determined that the Reorganization is deemed advisable.

NOW, THEREFORE, BE IT

RESOLVED, that the Board has determined and declares that it is advisable and in the best interests of TCWF-DST and the future shareholders of TCWF-DST to proceed with and, subject to approval by the initial shareholder of TCWF-DST and by the shareholders of TCWF, consummate the Reorganization; and it is further

RESOLVED, that the Board has determined that the Reorganization will not result in dilution of the interests of the existing shareholders of TCWF; and it is further

RESOLVED, that the Board of Trustees hereby approves an Agreement and Plan of Reorganization (the "Plan"), substantially in the form presented to this meeting, with such changes as the proper officers of the Trust in consultation with counsel, may authorize; between TCWF and the Fund, respectively, to effectuate the Reorganization, which provides for: (i) the acquisition by the Fund of substantially all of TCWF's property, assets and goodwill in exchange solely for full and fractional shares of beneficial interest of Advisor Class shares of the Fund (the "Shares"); and (ii) the distribution of the Shares of the Fund to the shareholders of common stock of TCWF; and (iii) the subsequent liquidation and dissolution under state law of TCWF, subject to approval of the Reorganization by the shareholders of TCWF and the initial Shareholder of TCWF-DST; and it is further

RESOLVED, that subject to approval of the Reorganization by the shareholders of TCWF, the proper officers of the Trust are, and each of them hereby is, authorized and directed to: (i) execute and deliver the Plan with such changes as such officers, in consultation with counsel to the Trust, deem appropriate; and (ii) take such other action as is contemplated by the terms of the Plan; and it is further

RESOLVED, that the adoption of the above resolutions approving the Plan, in substantially the form presented at this meeting, constitutes adoption of a plan of reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended; and it is further

RESOLVED, that the proper officers of the Trust are, and each of them hereby is, authorized and directed to take any and all actions and execute any and all documents needed to accomplish the foregoing resolutions, including preparing and filing, or assisting in the preparation and filing of, a registration statement on Form N-1A with amendments and exhibits there to in order to register the Shares with the SEC.

Approval of the Fund's Investment Objective, Strategies, Restrictions and Policies. At the Chairman's request, Mr. Leto reviewed with the Board the Fund's investment objective, strategies and investment restrictions. After further discussion, the Board was asked to approve the Fund's investment objective, strategies, restrictions and fundamental and non-fundamental policies as outlined to the Trustees. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately in person at the meeting, it was:

RESOLVED, that the investment objective, strategies, restrictions and fundamental and non-fundamental policies of the Fund, as set forth at the meeting, be, and they hereby are, approved.

Approval of the Trust's Notification of Registration on Form N-8A and Registration Statement on Form N-1A. Mr. Leto noted that the creation of the Fund required the filing of a notification of registration and a registration statement with the SEC. After discussion, and upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the filing with the SEC of the Trust's Notification of Registration on Form N-8A be, and it hereby is, approved; and it was further

RESOLVED, that the filing with the SEC of the Trust's Registration Statement on Form N-1A and any and all amendments and exhibits thereto, including drafting a prospectus and Statement of Additional Information for the Fund in order to register the shares of beneficial interest of TCWF-DST under the Securities Act of 1933, as amended, and the 1940 Act for offer and sale in a continuous public offering of such shares, be, and it hereby is, approved; and it was further

RESOLVED, that the Trust's Registration Statement on Form N-1A shall incorporate all of the investment policies, strategies and limitations applicable to TCWF at the time of the closing of the Reorganization, including any changes in investment policies approved by the shareholders of TCWF at their 2003 annual meeting; and it is further

RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized to cause to be filed any and all further amendments to the Registration Statement, including revisions to the Fund's Prospectus and Statement of Additional Information, as deemed appropriate upon advice of counsel.

Consideration And Approval Of Audit Committee And Audit Committee Charter

RESOLVED, that the Trustees shall have an Audit Committee whose duty it shall be to meet with the auditors of TCWF-DST to review audit procedures and results and to consider any matters arising from an audit to be brought to the attention of the Trustees as a whole with respect to the accounting of TCWF-DST, its internal accounting controls, and its transfer agent and custodial procedures; and it is further

RESOLVED, that the Audit Committee shall be comprised of the following Trustees: Messrs. Fred R. Millsaps, Chairman, Constantine D. Tseretopoulos, Frank J. Crothers and Andrew H. Hines, Jr., to serve as members of such committee at the discretion of the Board; and it is further

RESOLVED, that the Audit Committee charter adopted for use by all of the Franklin Templeton funds, be, and the same hereby is, approved and adopted on behalf of the TCWF-DST; and it is further

RESOLVED, that the Secretary is directed to include a copy of the Audit Committee charter as adopted with the records of TCWF-DST.

Authorization Of Use Of Power Of Attorney Ms. Green next requested that the Trustees approve a resolution authorizing the use of a Power of Attorney for the purpose of filing documents with the SEC on behalf of the Trust and on behalf of each Trustee. After further review and discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that a Power of Attorney, substantially in the form of the Power of Attorney presented to this Board, appointing Murray L. Simpson, Barbara J. Green, David P. Goss, Steven Gray, Robert C. Rosselot, Bruce G. Leto, Lisa A. Duda, Larry P. Stadulis, and Kristin H. Ives as attorneys-in-fact for the purpose of filing documents with the Securities and Exchange Commission on behalf of the Fund and on behalf of each Director/Trustee is hereby approved, the attorneys-in-fact listed in such Power of Attorney are hereby authorized to act in accordance with such Power of Attorney for the purposes described in the Power of Attorney, and the execution of such Power of Attorney by each Director/Trustee and designated officers is hereby authorized and approved.

Consideration of Fund Administration Agreement The Chairman then asked the Trustees to consider the appointment of Franklin Templeton Services, LLC ("FTS, LLC") as Fund Administrator. Mr. Leto then reviewed the proposed Fund Administration Agreement (the "Agreement"), which had been presented to the Board. It was noted that, under the Fund Administration Agreement, the Trust would pay to FTS, LLC a monthly fee equal on an annual basis to 0.20% of the average daily net assets of the Fund, payable at the end of each calendar month. The specific duties to be performed by the Fund Administrator under the Fund Administration Agreement also were reviewed. After discussion, and upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees present and voting separately in person at the meeting, it was:

RESOLVED, that Franklin Templeton Services, LLC be, and it hereby is, appointed to serve as Fund Administrator of Templeton China World Fund; that the form of Fund Administration Agreement presented to this meeting, be, and it hereby is, approved with such modifications as the Trust's officers shall approve upon advice of counsel; that the appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver the Fund Administration Agreement between Franklin Templeton Services, LLC and the Trust, on behalf of the Fund; and that a copy of said Fund Administration Agreement be filed with the record of this meeting

Issuance of Initial Share of the Fund. The Board then considered the issuance of an initial share of the Fund to TCWF and the submission of the election of Trustees and approval of the Fund's Investment Management Agreement to TWCF, as the sole initial shareholder for consideration and approval. Thereafter, upon the effective date of the Fund, shares of the Fund were proposed to be offered for sale to the public. After discussion, and upon motion duly made, seconded and unanimously carried, it was further

RESOLVED, that, prior to the closing date of the Reorganization, TCWF-DST is authorized to issue and sell one share of each class of shares of beneficial interest of TCWF-DST to TCWF in consideration of the payment by TCWF of $1.00 for each such share to TCWF-DST and upon receipt of such consideration, TCWF-DST shall (i) issue a share certificate representing each such share or (ii) make or cause to be made book entries in TCWF-DST's transfer agency records reflecting the issuance of each such share, to enable TCWF to vote on (a) the election of Trustees; (b) approval of an investment management agreement with the proposed investment adviser of TCWF-DST; and (c) approval of the Reorganization; and it is further

RESOLVED, that when issued and paid for as aforesaid, the shares of TCWF-DST will be validly issued, fully paid and non-assessable shares of beneficial interest of TCWF-DST; and it is further

RESOLVED, that, subject to the approval by vote of the shareholders of TCWF of the Reorganization, the officers of TCWF-DST, are directed to submit the names of each Trustee to TCWF (as the sole shareholder of TCWF-DST prior to the closing date of the Reorganization) prior to the Reorganization, for election; and it is further

RESOLVED, that the Reorganization be presented to the initial shareholder of each class of shares of beneficial interest of TCWF-DST, with the Board's unanimous recommendation that each such shareholder approve, by written sole shareholder consent, (a) the election of the Trustees; (b) approval of the Investment Management Agreement by and between TCWF-DST and Templeton Asset Management Ltd. ("TAML" or the "Investment Manager") in the form approved and adopted by the Board of Trustees of TCWF-DST in its December 3, 2002 organizational meeting; and (c) the Plan and the Reorganization; and it is further

RESOLVED, that, subject to the approval of the Reorganization by the shareholders of TCWF and the initial shareholder of TCWF-DST, upon the closing date of the Reorganization, the officers of TCWF-DST, are authorized and directed to:

(i) implement the Plan and consummate the Reorganization;

(ii) accept for TCWF-DST a transfer from TCWF of all of the assets of TCWF in exchange for the assumption and payment, when due, by TCWF-DST of TCWF's obligations and liabilities, and the issuance and delivery of the shares of TCWF-DST in accordance with the Plan; and

(iii) accept for TCWF-DST the assignment of TCWF's Custody Agreement, dated September 7, 1993 ("Custody Agreement"), with The Chase Manhattan Bank, N.A. (now JPMorgan Chase Bank) to the Delaware Trust, including the Amendment to the Custody Agreement, dated March 2, 1998, Amendment No. 2 to the Custody Agreement, dated July 23, 1998, and Amendment No. 3 to the Custody Agreement, dated May 1, 2001.

Authorization to Sell Shares to the Public

RESOLVED, that the Fund is hereby authorized to issue and sell shares from time to time at a price per share of not less than the net asset value thereof; and it was further

RESOLVED, that such issuance and sale be made substantially in conformity with and subject to all of the provisions, terms and conditions set forth in the Fund's prospectus, Statement of Additional Information and/or Registration Statement as such documents may from time to time be amended and/or supplemented; and it was further

RESOLVED, that when any shares of the Fund shall have been so issued and sold, they shall be deemed to be validly issued, fully paid and non-assessable by the Trust; and it was further

RESOLVED, that it is desirable and in the best interests of the Trust that its shares of beneficial interest be qualified or registered for sale in various states and foreign countries; that the Chairman of the Board, the President or any Vice President or Assistant Vice President, and the Secretary or any Assistant Secretary be, and each hereby is, authorized to determine the states and foreign countries in which appropriate action shall be taken to qualify or register for sale all or such part of such shares as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of the Trust any and all such acts as they deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute, file and certify all requisite papers and documents, including, but not limited to, applications, forms of resolutions, reports, surety bonds, irrevocable consents, and appointments of attorneys for service of process; and that the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefor from the Trust and the approval and ratification by the Trust of the papers and documents so executed and the action so taken; and it was further

RESOLVED, that the proper officers of the Trust hereby are authorized and directed to take such actions and execute any and all documents needed to complete the requisite filings of the Trust, including the filing of applications and documents with the U.S. Securities and Exchange Commission, state tax authorities, Internal Revenue Service and such other state or federal agencies and foreign governmental authorities as shall be recommended by the accountants for or counsel to the Trust.

Consideration of Custody Agreement. Mr. Leto then asked the Board to approve the assignment of TCWF's existing Custody Agreement with The Chase Manhattan Bank, N.A. (now known as JPMorgan Chase Bank), including all amendments to the Custody Agreement, with respect to the Fund. Mr. Leto then summarized the terms of the Custody Agreement and noted that no other changes to the Custody Agreement, as amended, were being proposed. After discussion, and upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees present and voting separately in person at the meeting, it was:

RESOLVED, that JPMorgan Chase Bank be, and it hereby is, appointed to serve as custodian for the assets of the Fund; that the form of Custody Agreement currently in effect for TCWF, as amended, be, and it hereby is, approved with the addition of the Fund; that the appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver an assignment agreement relating to such Custody Agreement; and that a copy of said Custody Agreement be filed with the record of this meeting.

<u>Consideration of Transfer Agent Agreement</u>. Mr. Leto then asked the Board to approve a Transfer Agent Agreement between Franklin Templeton Investor Services, LLC ("FTIS") and the Trust, on behalf of the Fund. Mr. Leto then summarized the terms of the Transfer Agent Agreement. After discussion, and upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED,** that Franklin Templeton Investor Services, LLC be, and it hereby is, appointed to serve as Transfer Agent for the Shares of the Fund; that the form of Transfer Agent Agreement (the "Agreement") presented at the meeting be, and it hereby is, approved with such modifications as the Trust's officers shall approve upon advice of counsel; that the appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver such Agreement; and that a copy of said Agreement be filed with the record of this meeting.

<u>Approval of Code of Ethics</u>. The Trustees then considered the proposed Code of Ethics and Policy Statement on Insider Trading (the "Code of Ethics") for the Trust, on behalf of the Fund, as required by Section 17(j) and Rule 17j-1 under the 1940 Act. It was noted that the Code of Ethics is designed principally to monitor the personal securities transactions of persons with special knowledge about or control over the Fund's investments. As required by Rule 17j-1, management provided certification to the Fund that it has adopted procedures reasonably necessary to prevent Access Persons, as defined in the Code of Ethics, from violating the Code of Ethics. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

> **RESOLVED,** that the Board of Trustees determines that the proposed Code of Ethics of the Fund, as presented to this meeting, contains provisions reasonably necessary to prevent Access Persons from engaging in any conduct prohibited by Section 17(j) of the 1940 Act; and that the Code of Ethics presented to this meeting be, and it hereby is, approved and adopted as the Code of Ethics of the Fund, and that a copy thereof be filed with the record of this meeting.

<u>**Approval of Code of Ethics of the Investment Manager and Distributor**</u>. The Board next considered the Code of Ethics adopted by Templeton Asset Management Ltd. and Distributors, as required by Section 17(j) of the 1940 Act and Rule 17j-1 thereunder. As required by Rule 17j-1, Templeton Asset Management Ltd. and Distributors each had provided a written certification that it has adopted procedures reasonably necessary to prevent Access Persons, as defined in the Code of Ethics, from violating the Code of Ethics. After discussion,

upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

RESOLVED, that the Board of Trustees of the Trust determines that the Code of Ethics, as presented to this meeting, contains provisions reasonably necessary to prevent Access Persons from engaging in any conduct prohibited by Section 17(j) of the 1940 Act; and that the Board of Trustees hereby approves such Code of Ethics for Templeton Asset Management Ltd., as Investment Manager, and Franklin/Templeton Distributors, Inc., as Distributor of the Fund, as applicable.

Consideration and Approval of JPMorgan Chase Bank as Foreign Custody Manager. Consideration was next given to compliance with Rule 17f-5 and Rule 17f-7 under the 1940 Act governing foreign custody arrangements. The Trustees discussed the appointment of JPMorgan Chase Bank (the "Custodian") as Foreign Custody Manager, and the delegation to the Fund's Investment Manager regarding the use of eligible foreign securities depositories. After discussion, during which it was noted that the Custodian would provide quarterly written reports and updated information relating to its custodial network and the foreign securities depositories, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that it is believed reasonable and in the best interests of the Fund that JPMorgan Chase Bank be appointed as Foreign Custody Manager for the Fund and monitor the custody risks associated with maintaining assets with eligible securities depositories and promptly notify the Fund or its Investment Manager of any material change in these risks; and it was further

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized and directed to take any and all actions necessary to effect such foreign custody arrangements as deemed appropriate upon the advice of counsel.

Approval of Foreign Securities Depositories Under Rule 17f-7

WHEREAS, the Board of Trustees of the Fund has previously evaluated the placement and maintenance of applicable Foreign Assets (as defined in Rule 17f-5 of the 1940 Act) of the Fund with a foreign securities depository; and

WHEREAS, the Custodian has represented that each foreign securities depository identified by Chase fulfills the definition of "Eligible Securities Depository" specified in Rule 17f-7(b)(1) under the 1940 Act; and

WHEREAS, the Custodian has undertaken to: (1) provide an analysis of the custody risks associated with maintaining assets with the Eligible Securities Depository, including those factors cited in SEC Release No. IC-24424, IS-1221; and (2) monitor the custody risks associated with maintaining such assets on a continuing basis, and promptly notify the Fund or its Adviser (the "Adviser"), of any material change in these risks; and

WHEREAS, in accordance with Rule 17f-7(a)(1) under the 1940 Act, the proposed custody arrangements provide reasonable safeguards against the custody risks associated with maintaining assets with the Eligible Securities Depository and the proposed Custody Agreement, as amended, between the Fund and the Custodian provides that the Custodian will exercise reasonable care, prudence and diligence in performing the above requirements.

NOW, THEREFORE, BE IT

RESOLVED, that the delegation of authority to the Adviser to decide whether to place the Fund's assets with an Eligible Securities Depository, subject to the oversight of the Board of Trustees of the Fund, be, and it hereby is, approved; and it is further

RESOLVED, that in accordance with the decision of the Adviser pursuant to the authority delegated to them by the Board of Trustees, the placement and maintenance of the Fund's Foreign Assets with each Eligible Securities Depository as identified by the Custodian be, and it hereby is, approved; and it is further

RESOLVED, that the Board of Trustees hereby authorizes the officers of the Fund to accept the assignment of the proposed Custody Agreement, as amended, with the Custodian, accompanying this written Consent, and the appropriate officers of the Fund are hereby authorized and directed to accept the assignment of and enter into and execute the assignment of the Custody Agreement, as amended, with such modifications as the officers executing the assignment of such Custody Agreement, as amended, in consultation with legal counsel, shall deem necessary, appropriate or as may be required to conform with the requirements of any applicable statute, regulation or regulatory body; and it is further

RESOLVED, that the officers of the Fund are hereby authorized to take such additional action as they may deem necessary or appropriate to implement the intent of the foregoing resolutions.

<u>Authorization to Deposit Securities in Clearing Agency-Rule 17f-4</u>. The Trustees discussed the approval of the use of depository arrangements pursuant to Rule 17f-4 and the extent to which the Fund would be using a book-entry system, as well as a clearing agency. After discussion, upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that pursuant to Rule 17f-4 under the 1940 Act, the Fund is authorized to have its Custodian deposit securities owned by the Fund in a clearing agency that acts as a securities depository, or under a book-entry system, or both.

Authorized Signatories. The Chairman proposed that the Board review and approve the appointment of authorized officers to act on behalf of the Fund. It was noted that the resolutions presented to the Board reflected the authorized signers procedures previously adopted by the Directors of TCWF. After discussion, upon motion duly made, seconded and unanimously carried, it was determined that:

WHEREAS, the Trust and/or the Fund enter into numerous contracts which identify persons who have been authorized by the Board of Trustees to be signatories in order to conduct business and give instructions on behalf of the Fund; and

WHEREAS, management has recommended that the Board of Trustees grant authority to certain officers of the Trust to authorize signatories, from time to time, in order to facilitate the day-to-day management of the Trust and/or the Fund; and

WHEREAS, management has recommended that the Board of Trustees grant authority to the President or any Vice President, together with either the Secretary or the Treasurer of the Trust to approve, appoint and certify persons to be signatories in order to conduct business and give instructions on behalf of the Fund; and

WHEREAS, the Board of Trustees has determined that it is in the best interests of the Fund and its shareholders to grant authority to the President or any Vice President, together with either the Secretary or the Treasurer, of the Trust to approve, appoint and certify persons to be signatories in order to conduct business and give instructions on behalf of the Fund and in the name of the Fund, except in those instances in which the Fund enters into contracts that specifically require that the Board of Trustees appoint such signatories.

NOW, THEREFORE, BE IT

RESOLVED, that the President or any Vice-President, together with either the Secretary or the Treasurer, of the Trust be, and they hereby are, authorized and directed to approve, appoint and certify persons to be signatories in order to conduct business and give instructions on behalf of the Fund, and in the name of the Fund, including, but not limited to, the following activities:

- Sign checks, wire transfers for all Fund accounts (i.e., Redemption, Distribution and Custody) for the purpose of share purchases and share redemptions; to transfer cash from the Deposit Account under the Trust's Custody Agreement into the Redemption Account and/or the Dividend and Distribution Account established for the

Fund; and to approve expense authorizations and to sign checks on the Fund's Imprest Account;

- Accept funds, accept accounts or sign acceptance letters and to sign checks, wire transfers for all Fund accounts (i.e., Redemption, Distribution and Custody) for the purpose of share purchases and share redemptions;

- Manually sign stock certificates issued to shareholders on behalf of the Fund;

- Sign on behalf of rights offerings, dividend options and other discretionary actions that involve the securities held by the Fund;

- Vote on behalf of the Fund on all proxies for securities held by the Fund or designate another person to vote proxies on behalf of the Fund;

- Make investment decisions on behalf of the Fund;

- Open brokerage accounts on behalf of the Fund;

- Place orders and execute trades with broker/dealers;

- Sign trade tickets to the custodian banks authorizing the settlement of trades and to confirm telephonically trades with broker/dealers on behalf of the Fund; and

- Process foreign exchanges.

and it was further

RESOLVED, that the authorization thereof by the President or any Vice President, together with either the Secretary or Treasurer of the Trust of such signatories shall conclusively establish the full force and effect as if the Board had themselves appointed such signatories; and it was further

RESOLVED, that the Secretary or an Assistant Secretary of the Trust be, and each of them hereby is, authorized to prepare certificates, certifying the above resolutions, including any excerpts thereof; and it was further

RESOLVED, that the proper officers of the Trust are hereby authorized and directed to take such other steps as such officer or officers, in consultation with legal counsel, shall deem necessary or appropriate to accomplish the intent of the foregoing resolutions.

Mr. Leto also indicated that JPMorgan Chase Bank, as the Custodian for the Fund, may require the execution of a stock assignment in order to transfer stock registered in the name of the Fund to the appropriate nominee name and it would be in order to adopt a resolution to authorize officers of the Trust to execute such forms. Upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the Trust's President or any Vice President or Assistant Vice President, together with the Treasurer or the Assistant Treasurer or Secretary or any Assistant Secretary, are authorized to sign any stock assignment on behalf of the Fund, and to take any other actions as may be necessary or convenient to transfer stock, bonds, notes and other portfolio securities of the Fund from the Fund's name to the appropriate nominee name at JPMorgan Chase Bank, as the approved Custodian.

<u>Appointment of Authorized Officers to Give Instructions under the Custody and Service Agreements</u>. Next, the designation of persons authorized to execute instructions to the Fund's Custodian was discussed. The Trustees asked questions regarding the frequency and complexity of instructions, which must be given to the Custodian and FTIS with regard to the products and services to be provided under such agreements with the Fund. The Trustees also discussed which individuals were particularly familiar with the operations of the Fund and should, therefore, be authorized to execute instructions. After further discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the following officers be, and hereby are, "Authorized Officers" of the Fund for the purposes of this resolution and are hereby authorized to give instructions to the Custodian and the Transfer Agent of the Fund: (1) the President, (2) the Secretary, (3) any Vice President, and (4) the Treasurer; and it was further

> **RESOLVED,** that pursuant to Section 17(f)(1) of the 1940 Act, the following actions are hereby authorized with regard to products and services offered by the Custodian: any two Authorized Officers may enter into agreements on behalf of the Fund for products and services (including, without limitation, computer automated and electronic services for either record keeping or money transfer), which products or services are offered by the Custodian in connection with the services provided by the Custodian under the Master Tri-Party Repurchase Agreements or any related Custodian Agreements. Any such agreement may not lower the performance standards, legal liabilities, or responsibilities of the Custodian under the Master Tri-Party Repurchase Agreements or any related Custodian Agreements; and it was further

> **RESOLVED,** that any two of the Authorized Officers may also authorize and adopt (a) processing documentation or procedures, (b) forms of statements or reports, (c) forms of checks or drafts, (d) signature cards, (e) lists of individuals authorized to issue and/or confirm

instructions to the Custodian regarding the transfer of any assets of the Trust held by the Custodian and procedures related thereto, and (f) similar documentation or procedures, as they may deem necessary for the performance by the Custodian of its duties under (i) the Master Tri-Party Repurchase Agreement or any related Custodian Agreement, or (ii) any agreement entered into pursuant to the powers granted by this resolution.

Approval of Repurchase Agreements and Delegation of Authority to Investment Manager to Monitor and Evaluate. The Trustees then considered the authorization for the Fund to enter into repurchase agreements. It was noted that pursuant to the SEC stated position on repurchase agreements, the Trustees may delegate to the Fund's Investment Manager the responsibility for monitoring and evaluating the Fund's use of repurchase agreements. After further discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the Fund may enter into repurchase transactions; and it was further

RESOLVED, that the Fund's Investment Manager is hereby delegated the responsibility for monitoring and evaluating the Fund's use of repurchase agreements; and it was further

RESOLVED, that such repurchase agreements shall only be entered into with counterparties whose creditworthiness has been evaluated by the Investment Manager and which have been found to meet the criteria for serving as a counterparty to the Fund as set forth in the Counterparty Credit Review Standards adopted for the Fund; and it was further

RESOLVED, that the Fund may enter into such repurchase transactions jointly with other funds in Franklin Templeton Investments in accordance with the terms and conditions of the exemptive order previously granted by the SEC with respect to such joint transactions.

Authorization to Enter Tri-Party Repurchase Agreements and Appointment of Authorized Officers to Give Instructions. The Trustees then considered authorizing the Fund to enter into Tri-Party Repurchase Agreements and, in connection therewith, authorizing the Custodian, as custodian for the Fund, for the purpose of entering into such agreements. The Trustees discussed the business history and the industry reputation of the Custodian and the opportunities presented to the Fund for expanded trading capabilities. Upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that the Custodian be, and hereby is, designated as custodian for the Fund for the additional purpose of entering into Tri-Party Repurchase Agreements, consistent with the Guidelines for Repurchase Transactions and the Counterparty Credit Review Standards as presented at this meeting and adopted by the Trustees for the Trust; and it was further

RESOLVED, that the President or any Vice President, together with either the Secretary or the Treasurer of the Trust, and each of them be, and hereby is, authorized to enter into Master Tri-Party Repurchase Agreements on behalf of the Fund which are consistent with the Guidelines for Repurchase Transactions, to negotiate reasonable fees and charges to be paid for said services as discussed at this meeting, and to do any necessary or desirable actions, upon the advice of counsel to the Fund, to implement these resolutions.

__Approval of Joint Fidelity Bond, Amount of Coverage, Premium and Joint Fidelity Bond Agreement.__ The Trustees then turned their attention to a review of the ICI Mutual Insurance Company joint fidelity bond coverage maintained for the Franklin Templeton funds. Management discussed premium costs at various ranges of coverage, the nature and effect of such coverage on the Franklin Templeton funds, and the allocation of bond premiums. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

RESOLVED, that the Trustees have considered all relevant factors relating to the participation of the Fund under a joint fidelity bond, including, among other things, the value of the aggregate assets of the Fund and of the other registered investment companies with respect to which Franklin Resources, Inc.'s affiliates presently act as investment manager or administrator (collectively, "Franklin Templeton Funds") and non-SEC registered investment companies with respect to which Franklin Resources, Inc.'s affiliates presently act as investment manager or administrator ("non-registered funds"), the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in which the Fund invests; and it was further

RESOLVED, that the Trustees have determined that it would be in the best interests of the Fund to maintain the fidelity bond coverage required under Rule 17g-1 under the 1940 Act (the "Rule"), jointly with the other Franklin Templeton Funds and non-registered funds; and it was further

RESOLVED, that Fidelity Bond No. 87170102B ("the Fidelity Bond" or "Bond") issued by ICI Mutual Insurance Company, which Fidelity Bond provides for joint coverage for the Franklin Templeton Funds and non-registered funds in the amount of $210,000,000 and a specifically allocated priority layer of $175,000,000 coverage for the Franklin Templeton Funds, will provide adequate coverage for the Franklin Templeton Funds, and is hereby approved, taking into consideration all relevant factors, including the number of parties to be named as insureds, their respective assets, and the requirements of the Rule, the nature of the business activities of such other parties, the amount of the Fidelity Bond, and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, the extent to which the share of the premium allocated to the Fund is less than the premium it would be required to pay to provide and maintain a single insured bond and the coverage provided under the Fidelity Bond; and it was further

RESOLVED, that the Amended and Restated Allocation Agreement between the Fund and the other covered persons under the Bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of the Rule, and reflecting the provisions of said Bond, be hereby approved; and it was further

RESOLVED, that the Secretary of the Trust, or any other appropriate officer, be, and hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

Undertaking to Comply with Release No. IC-7221 and IC-11330 Regarding Insurance Coverage. The Trustees then discussed the indemnification of Trustees and officers of the Trust and the SEC's position in this regard, as set forth in certain 1940 Act releases. After further discussion, upon motion duly made, seconded and unanimously approved, it was:

RESOLVED, that the Fund undertakes to comply with Investment Company Act Release No. 11330, so long as and to the extent that such release is in effect and unchanged and/or no determination has been made by an appropriate court that its conclusions are invalid or its requirements inapplicable; and it was further

RESOLVED, that the Fund undertakes to comply with the provisions of Investment Company Act Release No. 7221, Item 19, with respect to the purchase by the Fund of insurance coverage indemnifying officers and Trustees, so long as and to the extent that no determination has been made by regulatory authorities or by an appropriate court that the conclusions therein are invalid or its requirements inapplicable.

Approval of D&O/E&O Insurance, Amount of Coverage and Allocation of Premium. The Trustees next reviewed the existing ICI Mutual Insurance Company Directors and Officers/Errors and Omissions Liability Policy maintained by the Franklin Templeton Funds together with Franklin Resources, Inc. and its affiliates. It was noted that the Franklin Templeton Funds maintained combined coverage with directors and officers of the non-registered funds, along with the coverage premiums involved and the proposed allocation of such premiums. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

RESOLVED, that the combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance coverage for the Franklin Templeton Funds, Franklin Resources, Inc. and its affiliates and the non-registered funds, in the amount of $100,000,000 be, and it hereby is, approved on behalf of the Fund; and it was further

RESOLVED, that a layer of $60,000,000 coverage available solely for the benefit of the Independent Directors/Trustees of the Franklin Templeton Funds and non-registered funds be approved under the combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance, in addition to the $100,000,000 aggregate coverage, with the first $50,000,000 of coverage being available solely for the benefit of the Independent Directors/Trustees of the Franklin Templeton Funds, and the remaining $10,000,000 of coverage being available for the benefit of both the Independent Directors/Trustees of the Franklin Templeton Funds and the Independent Directors/Trustees of the non-registered funds, be and it hereby is approved on behalf of the Fund; and it was further

RESOLVED, that, in compliance with Rule 17d-1(d)(7) of the 1940 Act, the proposed combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance coverage is determined to be in the best interests of the Fund, based upon a determination that the allocation to the Fund of the premium for such policy as presented to the meeting is fair and reasonable as compared to the proportionate share of the sum of the premiums that would have been paid if such insurance had been purchased separately by the insured parties.

Approval of Valuation and Pricing Procedures. Consideration was given to the manner of valuing securities in the portfolio of the Fund. The various methods permitted under the 1940 Act, which must be uniformly applied, were discussed. The Trustees then discussed the necessity of considering procedures pursuant to Section 2(a)(41) and Rule 2a-4 under the 1940 Act to be followed by the Fund to determine the fair value of those securities where market quotations are not readily available for purposes of calculating net asset value. The Trustees considered the "Valuation and Pricing Conventions Procedures" utilized in establishing prices used to value portfolio holdings that had been adopted and were in use by many of the funds in Franklin Templeton Investments. After discussion, upon motion duly made, seconded and unanimously carried; it was:

RESOLVED, that the "Valuation and Pricing Conventions Procedures" utilized in establishing prices for portfolio securities held by the Franklin Templeton funds be, and they hereby are approved on behalf of the Fund, and that a copy of said procedures be filed with the record of this meeting.

Approval of Time of Day for Computation of NAV. The Trustees discussed the time for computation of the net asset value of the shares of the Fund. After a brief discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the specific time for computation of the net asset value of the shares of the Fund is hereby delegated to the officers of the Trust.

Approval of Establishment of Accounts with Broker-Dealers and Authority of Officers to Determine Broker-Dealers, Establish Accounts and Provide Resolutions. The Trustees discussed the need for the Fund to open accounts with a number of broker-dealers. Upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that it is desirable and in the best interest of the Fund to each establish accounts with various broker-dealers, that the Chairman of the Board, the President or any Vice President, or the Secretary or the Treasurer of the Fund be, and they each hereby are, authorized to determine the broker-dealers with which the Fund shall establish accounts; that said officers be, and they each hereby are, authorized to perform on behalf of the Fund any and all such acts as they may deem necessary or advisable in order to establish such accounts, and in connection therewith to execute, acknowledge, verify and deliver all requisite applications, resolutions and other papers and instruments as may be required; and that such officers be, and they each hereby are, authorized to furnish to any broker-dealers requiring special resolutions in connection with the establishment of such accounts the form of resolution required by such broker-dealers which shall be incorporated hereby and made a part hereof, to so include copies of such resolutions as being adopted hereby.

Approval and Adoption of Brokerage Allocation Procedures and Soft Dollar Policies. The Trustees then considered the Brokerage Allocation Procedures, which had been approved and adopted for use by all the Franklin Templeton funds. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

RESOLVED, that the Procedures as set forth in the "Brokerage Allocation Procedures," adopted for use by all the Franklin Templeton funds, and in light of the Trustees' overall duty to monitor the brokerage allocation practices of the Fund be, and they hereby are, approved and adopted on behalf of the Fund.

The Trustees then considered soft dollar policies of the investment managers (the "Managers") to the Franklin Templeton funds. It was noted that, in accordance with the Inspection Report on the Soft Dollar Practices of Broker-Dealers, Investment Advisers and Mutual Funds published by the SEC in September 1998 (the "SEC's Report"), the Managers had established soft dollar policies that would permit them to acquire research products and trade execution services provided by third-party vendors with brokerage commission. In addition, internal controls for the soft dollar program have been established by the Legal Compliance Department to insure that all legal requirements are met and the applicable best practices of the

SEC's Report are followed. After further discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that in light of the Trustees' overall duty to monitor the brokerage allocation practices of the Fund, the soft dollar policies of the investment advisers to the Franklin Templeton funds adopted for use by the other funds in Franklin Templeton Investments be, and they hereby are, approved and adopted on behalf of the Fund.

Approval and Adoption of Rule 10(f) Procedures. The Trustees then considered procedures pursuant to Section 10(f) of the 1940 Act and Rule 10f-3 thereunder, which has been approved and adopted by all Franklin Templeton funds. These procedures apply to the acquisition of securities by the funds during the existence of an underwriting syndicate pursuant to which the prohibitions of Section 10(f) pertain. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

> **RESOLVED**, that the specific procedures pursuant to Section 10(f) of the 1940 Act and Rule 10f-3 thereunder be, and they hereby are, approved and adopted on behalf of the Fund; and it was further

> **RESOLVED**, that the Fund shall not acquire securities during the existence of an underwriting syndicate to which the prohibitions of Section 10(f) pertain, except in accordance with such procedures.

Approval to Establish Relationships with, and Arrange for Borrowing from, One or More Banks. The Trustees discussed the borrowing policies of the Fund and asked about the circumstances and the conditions under which the Fund would exercise the borrowing authority of the Fund. It was noted that it was contemplated that the Fund may borrow money to the extent permitted by the 1940 Act or any rules, exceptions or interpretations thereunder that may be adopted, granted or issued by the SEC. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that the Treasurer of the Trust is authorized and directed to establish and make arrangements for a borrowing relationship for the Fund with one or more banks which he or she determines to be in compliance with the Fund's policies relating to borrowing, as presented at this meeting, as such may be amended from time to time.

Authorization to File Rule 4.5 Notice with the Commodity Futures Trading Commission and National Futures Association. At the Chairman's request, Mr. Leto explained that, with respect to the authority of the Fund to enter into futures contracts and related options, it would be advisable to file a notification with the Commodity Futures Trading Commission and National Futures Association to exclude the Fund from regulation as a "Commodity Pool Operator." After discussion, upon motion duly made and seconded, the Trustees unanimously:

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to execute and to file with the Commodity Futures Trading Commission and the National Futures Association a Notice of Eligibility for Exclusion from the definition of the term "Commodity Pool Operator" and any amendments thereto in such form as may be approved by counsel and to take such other actions in connection therewith as they may deem appropriate.

The Trustees then considered the need for the Fund to have the authority to enter into futures contracts, related options and similar contracts and to open accounts with broker-dealers and futures commission merchants in order to enter into such contracts and options. After further discussion, upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that the Fund be, and hereby is, permitted to purchase and sell financial futures contracts, such as those related to currencies, stock indices or interest rates, and options on these contracts (hereafter, "futures contracts" or "futures transactions"); and it was further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, to (a) enter into, hold and close-out futures contracts; (b) open accounts and execute account agreements and related documents for the purpose of opening and maintaining accounts with brokers and futures commission merchants to permit the Fund to engage in futures transactions; (c) open accounts and execute account agreements and other documents for the purpose of opening and maintaining accounts with brokers or banks, including the Fund's Custodian, for the purpose of depositing or paying margin, or segregating assets, as required, to facilitate and collateralize the Fund's futures transactions; (d) pay initial and variation margin, or premiums, or segregate assets in connection with futures transactions; (e) file documents, as necessary, to comply with regulatory requirements, or as required to obtain beneficial exemptions, including such documents as may be submitted to the SEC, the Commodities Futures Trading Commission and other regulatory agencies, foreign or domestic; (f) designate appropriate officers, employees and agents of the Fund's Investment Manager as persons authorized to initiate and execute trades on behalf of the Fund and to act pursuant to the agreements entered into to facilitate and carry out such transactions entered into by the Fund; (g) designate appropriate officers of the Trust as persons authorized and empowered to issue, as necessary, appropriate verifications, certifications, or attestations or similar statements or representations in order to facilitate the futures transactions contemplated hereby; (h) enter into foreign currency conversion transactions, as necessary, to facilitate the Fund transactions in futures contracts; and (i) any and all other acts required or helpful and designed to facilitate the Fund's desire to enter into, hold or close-out future contracts.

Approval and Adoption of Guidelines and Procedures for the Covering of Certain Fund Transactions. Consideration was next given to the procedures regarding segregation of assets with respect to certain brokerage-type transactions such as futures, options on futures and forward foreign currency transactions. The Trustees discussed the SEC's revised position with respect to the types of assets that may be used to cover those types of transactions and the fact that such assets no longer need to be placed in a segregated account but, rather, may be marked on the Fund's or the Custodian's books as covering such transactions. It was noted that the procedures reflected the SEC's revised position. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the "Templeton Guidelines and Procedures for the Covering of Certain Fund Transactions," as presented at this meeting be, and the same hereby are, approved and adopted for the Fund, with such changes or modifications that may, in consultation with counsel, be necessary or desirable; and that a copy of said Guidelines and Procedures be filed with the records of the Fund.

Consideration of Counterparty Credit Review Standards. Next, the Board considered the proposed Counterparty Credit Review Standards (the "Standards") on behalf of the Fund. It was noted that these Standards codify existing guidelines for evaluating the creditworthiness of parties with which the Templeton funds can enter into repurchase agreements, securities loans, forward contracts and OTC options. It was noted that the Standards apply to transactions (other than the purchase and sale of securities or debt obligations) which, in the opinion of the Fund; investment adviser, involves counterparty credit risk. It was also noted that the Standards make clear that the suggested credit factors are not the exclusive ones that should be considered and that some listed factors may not be relevant in all considerations. It was further noted that these Standards have been adopted by the Franklin Templeton funds. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees present and voting separately in person at the meeting, it was:

> RESOLVED, that the Counterparty Credit Review Standards, as presented at this meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and that a copy of said Standards be filed with the record of the meeting.

Approval of Securities Lending, Securities Lending Guidelines and Approved Counterparties. The Trustees then considered the proposed securities lending arrangements and guidelines currently in use by other Franklin Templeton funds. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that pursuant to the recommendations of the Investment Manager and subject to the limitations and requirements discussed at this meeting (including without limitation those discussions regarding percentage limitations), the Fund be, and it hereby is, permitted to engage in securities lending transactions; and it was further

RESOLVED, that the Securities Lending Guidelines be, and they hereby are, approved and adopted for use by the Fund substantially in the form presented at this meeting, and that a copy of said Guidelines be filed with the record of the meeting; and it was further

RESOLVED, that the same banks and non-bank dealers of the other series of the Trust be, and they hereby are, approved as counterparties for securities loan agreements for the Fund.

Approval of Authorized Officers for Securities Lending. Consideration was next given to the need to designate persons authorized to take certain actions on behalf of the Fund in order for the Fund to enter into securities lending contracts, in connection with a direct or agency lending program, and to execute instructions pursuant to such contracts. The Trustees asked questions regarding the frequency and complexity of instructions that must be given with regard to securities lending. The Trustees also discussed which individuals were particularly familiar with the operations of the Fund and should therefore be authorized to execute instructions. Upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the following officers be, and hereby are, "Authorized Officers" of the Trust, for the purposes of this resolution: (1) the President, (2) the Secretary, (3) any Vice President, and (4) the Treasurer; and it was further

RESOLVED, any two Authorized Officers may: (a) enter into securities lending contracts, in connection with a direct or agency lending program, on behalf of the Fund; (b) initiate and execute securities loans, issue and/or confirm instructions, and act pursuant to securities lending contracts entered into on behalf of the Fund to facilitate and carry out such securities lending transactions entered into by the Fund; and (c) authorize and adopt lists of individuals authorized to initiate and execute securities loans, to issue and/or confirm instructions, and to act pursuant to securities lending contracts entered into on behalf of the Fund to facilitate and carry out such securities lending transactions entered into by the Fund.

Approval of Cash Sweeps with Affiliated Funds. The Trustees then determined that it would be appropriate at this time to designate persons authorized to open an account for the Fund for the purpose of investing uninvested cash balances and cash collateral, received in connection with securities lending activities, in shares of affiliated, registered money market funds participating in the Cash Sweep Program of the funds in Franklin Templeton Investments. After discussion, on motion duly made, seconded and unanimously carried, it was:

RESOLVED, that it is desirable and in the best interest of the Fund to establish accounts for the purpose of investing uninvested cash balances and cash collateral, received in connection with securities lending activities, in shares of affiliated, registered money market funds participating in the Cash Sweep Program, that the Chairman of the Board, the President or any Vice President, or Treasurer or Secretary of the Trust be, and they each hereby are, authorized to determine the affiliated money market fund with which the Fund shall establish accounts; that said officers be, and they each hereby are, authorized to perform any and all such acts as they may deem necessary or advisable in order to establish such accounts, and in connection therewith to execute, acknowledge, verify and deliver all requisite applications, resolutions and other papers and instruments as may be required; and that such officers be, and they each hereby are, authorized to furnish, to any affiliated money market fund requiring special resolutions in connection with the establishment of such accounts, the form of resolution required by such affiliated money market fund which shall be incorporated hereby and made a part hereof, such resolutions being adopted hereby.

Approval of Franklin Templeton Investor Services, LLC as Custodian for Sweep Fund Amounts. It was noted that on January 5, 1999 the funds in Franklin Templeton Investments and various investment advisory affiliates of Franklin Resources, Inc. received an exemptive order from the SEC that would permit the Fund to invest uninvested cash and cash collateral received in connection with securities lending activities ("Cash Balances") in shares of a Franklin Templeton money fund ("Money Fund"). As a condition of the Order, the Trustees, including a majority of the Independent Trustees, is required to consider to what extent, if any, the advisory fees charged to the investing funds should be reduced to account for the reduced services provided to the investing funds as a result of their investment in a Money Fund. The Trustees determined to adopt the approach previously approved by all other boards of the funds in Franklin Templeton Investments, which is to reduce the advisory and/or business administration fees paid by the Fund as an investing fund, by the amount of advisory fees and/or business administration fees paid by the Money Fund in which the investing Fund's assets are invested. The Trustees approved this methodology on behalf of the Fund. After discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the advisory and/or business administration fees paid by the Fund be reduced by any advisory fees and/or business administration fees paid by a Money Fund on the Fund's cash invested in the Money Fund; and it was further

RESOLVED, that the officers of the Trust be and each of them hereby is, authorized and directed to take any and all actions appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

Approval of Money Fund Sweep Procedures for Custody by Transfer Agent. The Trustees considered the approval of Franklin Templeton Investor Services, LLC ("FTIS"), in its capacity as transfer agent for one or more money market funds (each, a "Sweep Fund"), as an additional custodian for the Fund ("Investing Fund") in connection with the Investing Fund investing uninvested cash balances and securities lending cash collateral in the Sweep Fund (such activities hereinafter referred to as "cash investment purposes"). After discussion, upon motion duly made, seconded and unanimously carried, the following preambles and resolutions were adopted:

WHEREAS, it is anticipated that the Investing Fund will invest in the Sweep Fund for cash investment purposes; and

WHEREAS, management has recommended that the assets of the Investing Fund be maintained in custody by FTIS, in its capacity as transfer agent for the Sweep Fund.

NOW, THEREFORE, IT IS

RESOLVED, that FTIS is hereby approved, consistent with the provisions of Rule 17f-4 under the 1940 Act, as amended, and any interpretations thereunder by the staff of the Division of Investment Management of the SEC, as the custodian for the shares of the Sweep Fund purchased by the Investing Fund; and it was further

RESOLVED, that consistent with interpretations under Rule 17f-2 under the 1940 Act governing custody of investment company assets by a registered investment company, the Investing Fund shall consider custody of the Investing Fund's assets to be custody by the Investing Fund and shall comply with the provisions of Rule 17f-2 under the 1940 Act and/or any interpretations thereunder relating to custody by an investment company's affiliate constituting self-custody.

The Trustees then considered the approval of the proposed Money Fund Sweep Procedures for Custody by Transfer Agent, which the officers of the Investing Fund had developed relating to safekeeping of the assets of the Investing Fund maintained in custody by FTIS, in its capacity as transfer agent for the Sweep Fund, an affiliated Franklin Templeton fund in which the Investing Fund will invest for cash investment purposes. After discussion, upon motion duly made, seconded and unanimously carried, the following preambles and resolution were adopted:

WHEREAS, FTIS serves as transfer agent for the Sweep Fund in which the Investing Fund intends to invest for cash investment purposes;

WHEREAS, the Investing Fund's investments in the Sweep Fund are represented by uncertificated shares held on FTIS' books in its capacity as transfer agent for the Sweep Fund;

WHEREAS, FTIS, in its capacity as transfer agent for the Sweep Fund has previously been approved as the custodian for the assets of the Investing Fund; and

WHEREAS, under SEC interpretations, procedures must be followed by the Investing Fund to ensure secured access, accounting controls, and segregated safekeeping of the Investing Fund's shares of the Sweep Fund.

NOW, THEREFORE, IT IS

RESOLVED, that the Money Fund Sweep Procedures for Custody by Transfer Agent substantially in the form adopted for use by the other eligible funds in Franklin Templeton Investments be, and they hereby are, approved and adopted on behalf of the Investing Fund.

__Approval of Form of Share Certificate__. Next, the Trustees discussed the need to approve a form of share certificate for the shares of the Fund, and upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the form of share certificate for the shares of the Fund, in substantially the same form as the share certificate for the other Franklin Templeton funds, with such modification as deemed necessary or appropriate on advice of counsel, be, and it hereby is, adopted for the use of the Fund.

__Declaration of Annual Dividends__. In light of the Fund's policy of paying dividends representing net income, if any, at least annually, and to distribute realized capital gains, if any, at least annually, it was noted that it would be appropriate for the Trustees to adopt a standing dividend declaration and to delegate to the Trust's officers the authority to determine the amount of dividends and to cause the Fund to pay dividends annually. Upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that any dividends consisting of net investment income be distributed at least annually to shareholders of record of the Fund; and that the officers of the Trust be, and they hereby are, authorized to determine the specific record, ex-dividend and payment dates, and the amount of any dividends to be paid by the Fund, to cause the Fund to pay dividends at least annually representing net investment income, and to issue appropriate notices in connection therewith.

__Approval of Franklin Publishing Facility__. The Trustees next considered the use of the Franklin publishing facility for handling the Fund's publishing needs. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, the following preambles and resolution were adopted:

WHEREAS, the Franklin publishing facility is run on a non-profit basis and it is believed that use of the Franklin facility is the lowest cost method of handling the publishing needs of the Fund; and

WHEREAS, the Franklin publishing facility provides the Fund with better and more responsive service than available from independent vendors.

NOW, THEREFORE, IT IS

RESOLVED, that the use of the Franklin publishing facility on a cost basis for handling the Fund's publishing needs is hereby approved as being fair and reasonable to the Fund, subject to review from time to time as the Trustees deem necessary.

Approval of Rule 17a-7 Procedures. The Trustees then considered the adoption of procedures, identical to those adopted by the other Franklin Templeton funds, to assure that any purchase or sale of securities between the Fund and any other Franklin Fund, Templeton Fund or Franklin or Templeton-managed private account are in compliance with Rule 17a-7 under the 1940 Act. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

> **RESOLVED**, that the "Procedures for Interfund Transactions (executed pursuant to SEC Rule 17a-7) as adopted by the Boards of the Franklin Templeton Group of Funds," as presented to this meeting, be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and that a copy thereof be filed with the minutes of this meeting.

REDACTED

> **RESOLVED**, that the litigation procedures, adopted for use by all the Franklin Templeton funds be, and the same hereby are, approved and adopted on behalf of the Fund; and it was further

> **RESOLVED**, that the appropriate officers of the Trust be, and each of them hereby is, authorized to take any and all actions necessary to implement such litigation procedures on behalf of the Fund and the Fund's shareholders.

Rule 144A Procedures/Liquidity Procedures. The Trustees considered the adoption of procedures, identical to those adopted by the other funds in Franklin Templeton Investments, regarding the pricing and liquidity of securities purchased pursuant to Rule 144A under the Securities Act of 1933, as amended. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

> **RESOLVED**, that the procedures used to determine the liquidity of securities pursuant to Rule 144A, as presented at this meeting, be, and they hereby are, approved, subject to further modifications as necessary upon advice of counsel; and that a copy of said procedures be filed with the record of this meeting.

Approval of 18f-1 Election Regarding Redemptions in Kind. Mr. Leto next explained that 1940 Act Rule 18f-1 allows a fund to pay a portion of a redemption in portfolio securities of a fund if that fund has disclosed its right to do so in its prospectus or statement of additional information, and has filed Form N-18F-1 with the SEC. It was noted that making this election will give the Investment Manager of the Fund additional control and flexibility in managing liquidity and redemptions. He then asked the Board to approve the 18f-1 election for the Fund. After discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the election under Rule 18f-1 of the 1940 Act to redeem shares "in kind" be, and it hereby is, authorized on behalf of the Fund.

Approval of Redemption Fee. Mr. Leto then discussed with the Board the proposed imposition of a redemption fee on the Advisor Class shares issued by the Fund to former TCWF shareholders in connection with the proposed reorganization of TCWF into the Fund in connection with the proposed open-ending of TCWF. It is proposed that TCWF shareholders who redeem shares received in the reorganization within six months following the closing of the reorganization be subject to a redemption fee of 2%. The redemption fee would be paid to the Fund and would help to defray the costs incurred in connection with such redemptions. The Board then discussed the nature and amount of the proposed redemption fee. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Trustees, present and voting separately at the meeting, it was:

RESOLVED, that the assessment of a redemption fee of 2% on the Advisor Class shares of the Fund received by TCWF shareholders in the proposed reorganization of TCWF into the Fund, and redeemed by such former TCWF shareholders during the six month period following the closing of the reorganization be, and it hereby is, approved; and it is further

RESOLVED, that the amount of the foregoing redemption fee is reasonably related to the costs expected to be incurred by the Fund in connection with redemptions of Advisor Class shares received by former TCWF shareholders in the reorganization; and it is further

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to include disclosure in the Fund's Advisor Class shares' prospectus and statement of additional information to provide for the foregoing redemption fee; and it is further

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized and directed to take any and all necessary actions, and prepare and make any required SEC filings, to effectuate the foregoing redemption fee.

Approval and Adoption of Anti-Money Laundering Policy. Consideration was next given to the policies and procedures regarding implementation of applicable anti-money laundering laws. The Trustees noted that the proposed policy was identical to those adopted by the other funds in Franklin Templeton Investments. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the "Franklin Templeton Fund Anti-Money Laundering Policy," as presented at this meeting be, and the same hereby are, approved and adopted for the Fund, with such changes or modifications that may, in consultation with counsel, be necessary or desirable; and that a copy of said Policy be filed with the records of the Fund.

Approval and Adoption of Other Policies, Procedures or Guidelines of TCWF. The Trustees considered the adoption of a resolution allowing any policy and procedure currently in effect for TCWF that are in addition to or supplemental to, but do not change, the policies, procedures or guidelines that have been adopted or approved by the Board of Trustees for the Fund to date or previously in this meeting, to be approved for the Fund. After discussion, and upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that any policies, procedures or guidelines that are currently in effect for TCWF that are in addition to or supplemental to, but do not change, the policies, procedures or guidelines that have been adopted or approved by the Board of Trustees for the Fund to date or previously in this meeting, be, and they hereby are, approved and adopted for the Fund, with such modifications as the Officers of the Trust shall approve and adopt with the advice of counsel to the Fund.

Authorization of Further Actions. The final item of business relating to the supplemental organizational actions taken with respect to the Fund concerned the authorization of officers of the Trust to carry out matters considered at the meeting. Upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the officers of the Trust be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the foregoing resolutions; and that the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from the Trust and the approval and ratification by the Trust of the papers and documents so executed and the action so taken.

CONSIDERATION OF ACTIONS IN CONNECTION WITH THE PROPOSED REORGANIZATION (TCWF)

Mr. Leto stated that, in connection with the proposed reorganization of TCWF into TCWF-DST (the "Reorganization"), the Board is being asked to approve an Agreement and Plan of Reorganization between TCWF and TCWF-DST, as well as certain other items in order to effect the Reorganization.

Mr. Leto explained that it was contemplated that TCWF shareholders receive Advisor Class shares of TCWF-DST in the Reorganization and that such shares were offered without a front-end or deferred sales charge or a distribution fee under Rule 12b-1 under the 1940 Act. He discussed with the Board the proposed redemption fee that would be imposed on Advisor Class shares issued to former TCWF shareholders in connection with the Reorganization. It was proposed that TCWF shareholders who redeem shares received in the Reorganization within six months following the closing of the reorganization be subject to a redemption fee of 2%. The redemption fee would be paid to TCWF-DST and would help to defray the costs incurred in connection with such redemptions. The Board then discussed the various aspects of the Reorganization and the proposed Agreement and Plan of Reorganization, including the nature and amount of the proposed redemption fee.

Thereupon, after further discussion, upon motion duly made, seconded, and unanimously approved by all Directors present, and with the approval of a majority of the Independent Directors of TCWF, the Board of Directors adopted the following preambles and resolutions:

> **WHEREAS,** the Templeton China World Fund ("TCWF-DST"), a Delaware statutory trust, has been formed to succeed to and carry on the business of TCWF; and
>
> **WHEREAS,** based upon information provided to the Board of Directors of TCWF (the "Board") at the December 3, 2002 and February 25, 2003 meetings of the Board, the Board has determined that the Reorganization is deemed advisable.
>
> **NOW, THEREFORE, BE IT**
>
> **RESOLVED,** that the Board of Directors hereby declares advisable and approves an Agreement and Plan of Reorganization (the "Plan"), substantially in the form presented to this meeting, between TCWF and TCWF-DST, with such changes as the officers, in consultation with counsel, deem appropriate, to effectuate the Reorganization, which provides for: (i) the acquisition by TCWF-DST of substantially all of TCWF's property, assets and goodwill in exchange solely for full and fractional shares of beneficial interest of Advisor Class shares of TCWF-DST; and (ii) the distribution of Advisor Class shares of TCWF-DST pro rata to the shareholders of common stock of TCWF in accordance with their respective interests in TCWF; and (iii) the subsequent liquidation and dissolution under state law of TCWF; and

the transactions provided for therein are hereby declared advisable and approved; and it is further

RESOLVED, that in connection with the Plan, the Board of Directors specifically authorizes the distribution to the shareholders of TCWF shares of beneficial interest of TCWF-DST in exchange for shares of common stock of TCWF outstanding on the effective date of the Reorganization pursuant to the Plan; and determines, as of the date hereof, that such a distribution of shares of TCWF-DST for shares of TCWF will not cause TCWF to be unable to pay its indebtedness as it becomes due in the usual course of business, or cause TCWF's total assets to be less than its total liabilities; and, if the effective date of this distribution is more than 120 days after the date hereof, declares that no distribution shall be made or shall be considered effective unless and until the Chief Financial Officer or Treasurer of TCWF shall have certified as of the effective date of the distribution, to the effect that, as of such date, such a distribution of shares of TCWF-DST for shares of TCWF will not cause TCWF to become unable to pay its indebtedness as it becomes due in the usual course of business, or cause TCWF's total assets to be less than its total liabilities; and it is further

RESOLVED, that the proper officers of TCWF are, and each of them hereby is, authorized and directed to: (i) execute and deliver the Plan with such changes as such officers, in consultation with counsel to TCWF, deem appropriate; and (ii) take such other action as is contemplated by the terms of the Plan; and it is further

RESOLVED, that based upon the information provided to the Directors at this meeting, the Directors hereby determine, in accordance with Rule 17a-8 under the 1940 Act, that: (i) the proposed Reorganization is advisable in the best interests of TCWF and the shareholders of TCWF; and (ii) the interests of the existing shareholders of TCWF will not be diluted as a result of effecting the Reorganization; and it is further

RESOLVED, that the adoption of the above resolutions approving the Plan, in substantially the form presented at this meeting, constitutes adoption of a plan of reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended; and it is further

RESOLVED, that the assessment of a redemption fee of 2% on Advisor Class shares of TCWF-DST received by TCWF shareholders in the Reorganization and redeemed by such former TCWF shareholders during the six month period following the closing of the Reorganization be, and it hereby is, approved; and it is further

RESOLVED, that the proper officers of TCWF are, and each of them hereby is, authorized and directed to take any and all actions and execute any and all documents needed to accomplish the foregoing resolutions, including (i) preparing and filing, or assisting in the preparation and filing of, a Proxy Statement in order to solicit approval of the Plan from the shareholders of TCWF, with the SEC; (ii) preparing and filing, or assisting in the preparation and filing of, the requisite notifications and any other required filings with the New York Stock Exchange, Inc. ("NYSE"); (iii) preparing and filing, or assisting in the preparation and filing of, any required documentation with the U.S. Internal Revenue Service as recommended by counsel to TCWF; and (iv) preparing and filing, or assisting in the preparation and filing of, any documentation required to liquidate and dissolve TCWF with the state of Maryland; and it is further

RESOLVED, that the proper officers of TCWF are, and each of them hereby is, authorized and directed, on behalf of TCWF-DST, to prepare and, subject to approval of the Reorganization by the shareholders of TCWF and the initial shareholder of TCWF-DST, to file with the SEC, or assist in such preparation and filing with the SEC of, an amendment to the Notification of Registration on Form N-8A of TCWF ("Amended Form N-8A") to reflect the requisite information regarding TCWF-DST in place of TCWF and to adopt for TCWF-DST the Amended Form N-8A as the Notification of Registration on Form N-8A of TCWF-DST; and it is further

RESOLVED, that following the Reorganization contemplated by the Plan, TCWF shall be dissolved as a corporation under Maryland law, and that the dissolution of TCWF under Maryland law is hereby declared advisable and approved and recommended to shareholders of TCWF for their approval; and, promptly following the consummation of the distribution of the TCWF-DST shares to holders of TCWF common stock under the Plan, the proper officers of TCWF shall take all steps necessary under Maryland law to dissolve its corporate status, including publication of any necessary notices to creditors, receipt of any necessary pre-dissolution clearances from the State of Maryland, and filing for record with the State Department of Assessments and Taxation of Maryland of Articles of Dissolution; and it is further

RESOLVED, that prior to the closing date of the Reorganization, TCWF is authorized to purchase one share of each class of shares of beneficial interest of TCWF-DST in consideration of the payment by TCWF of $1.00 for each such share to TCWF-DST, to enable TCWF to vote on (a) the election of Trustees; (b) approval of an investment management agreement between TCWF-DST and the proposed investment adviser of TCWF-DST and (c) approval of the Plan and the Reorganization; and it is further

RESOLVED, that, prior to the closing date of the Reorganization, and assuming approval of the Reorganization by the shareholders of TCWF, the officers of TCWF are authorized to vote each such share of TCWF-DST in favor of:

(i) the election of each of the current Directors of TCWF as a Trustee of TCWF-DST;

(ii) the Investment Management Agreement by and between TCWF-DST and Templeton Asset Management Ltd. ("TAML") in the form adopted by the Board of Trustees of TCWF-DST in its December 3, 2002 organizational meeting; and

(iii) the Plan and the Reorganization; and it is further

RESOLVED, that the Reorganization and the corporate dissolution of TCWF be presented to the shareholders of TCWF at the next Annual Meeting of Shareholders to be held on June 12, 2003 ("Meeting"), with the Board's unanimous recommendation that such shareholders approve the Reorganization and the corporate dissolution of TCWF; and it is further

RESOLVED, that, assuming approval of the Reorganization by the shareholders of TCWF, upon the closing date of the Reorganization, the officers of TCWF are authorized and directed to:

(iv) implement the Plan and consummate the Reorganization;

(v) transfer all of the assets of TCWF in exchange for the assumption and payment, when due, by TCWF-DST of TCWF's obligations and liabilities, and the issuance and delivery of the shares of TCWF-DST in accordance with the Plan;

(vi) assign to TCWF-DST, TCWF's Custody Agreement, dated September 7, 1993 (the "Custody Agreement"), with The Chase Manhattan Bank, N.A. (now JPMorgan Chase Bank), including the Amendment to the Custody Agreement, dated March 2, 1998, Amendment No. 2 to the Custody Agreement, dated July 23, 1998, and Amendment No. 3 to the Custody Agreement, dated May 1, 2001;

(vii) make any and all required notifications and filings with the NYSE in order to delist the shares of TCWF from the NYSE;

(viii) prepare and file with the SEC, if counsel so advises, a Notice of Intention to redeem, in accordance with the terms and provisions of TCWF's Articles of Incorporation and in reliance on Rule 23c-2(a) under the Investment Company Act of 1940, as amended, all of TCWF's issued and outstanding shares, and any amendments and exhibits pertaining to such Notice; and

(ix) make any and all required filings with the State of Maryland, including, but not limited to, preparing and filing Articles of Transfer and Articles of Dissolution, or with the State of Delaware, to implement and consummate the Reorganization, and in order for TCWF to be liquidated and dissolved under Maryland law.

CONSIDERATION OF MATTERS IN CONNECTION WITH THE SPECIAL MEETING OF SHAREHOLDERS

RATIFICATION OF ACTIONS TAKEN BY UNANIMOUS WRITTEN CONSENT (TGIT-TLAF)

Ms. Green noted that the Trustees of TGIT had taken action by Unanimous Written Consent, effective February 12, 2003, approving new record and meeting dates of a special meeting of shareholders of TLAF called to consider a proposed reorganization of the Fund into TFI-TFF. She stated that it would be appropriate for the Board of Trustees to ratify the actions taken by Unanimous Written Consent. After further discussion, upon motion duly made, seconded, and unanimously carried, it was:

> **RESOLVED,** that the actions previously taken by Unanimous Written Consent dated as of February 12, 2003, approving new record and meeting dates of a special meeting of shareholders of TLAF be, and they hereby are, approved and ratified.

REVIEW OF SHAREHOLDER SERVICING AGENT REPORT (TEMIF)

Mr. Gregory E. McGowan directed the Board's attention to a report by UBS Warburg, Shareholder Servicing Agent for the Fund, copies of which had previously been distributed to the Board. He outlined the services provided by UBS Warburg under its agreement with the Fund and reviewed UBS Warburg's performance under the agreement. A question and answer session then followed. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

DATE OF NEXT MEETING

The Chairman announced that, subject to future notices to be sent to the Directors/Trustees, the next regular meeting of the Board will be as follows:

DATE	MEETING	LOCATION
Friday, May 9, 2003	Board Meeting @ 8:30 a.m.	Franklin Resources, Inc. One Franklin Parkway San Mateo, California

AUTHORIZATION OF FURTHER ACTIONS

The final item of business concerned the authorization of officers of each Fund to carry out matters considered at the meeting. Upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED,** that the officers of each Fund be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the foregoing resolutions.

ADJOURNMENT

There being no further business, the meeting thereupon was adjourned.

Dated: February 25, 2003



Barbara J. Green
Secretary

FT-SEC 163657

S:\FTLEGAL\MINUTES\BOARD\February 2003\FINAL.doc

EXECUTIVE SESSION FOLLOWING FULL BOARD MEETING
(TDF, TCWF)

The Boards of TDF and TCWF met in executive session with only the Directors and officers of TDF and TCWF that were present at the full Board meeting, Brian E. Lorenz of Bleakley, Platt & Schmidt, LLP, counsel to the Independent Directors, and Bruce G. Leto of Stradley Ronon Stevens & Young, LLP, outside Fund counsel, present. At the executive session, management described for the Directors the status of the settlement of the litigation between the Funds and The President and Fellows of Harvard College (and certain affiliates) that is currently pending in the United States District Court for the District of Maryland, Northern Division. It was noted that counsel was in the process of finalizing each of the Settlement Agreements between Templeton Asset Management Ltd., TDF and TCWF, and the Directors would be informed when the Settlement Agreements were executed. The Directors then engaged in a discussion of each of the Settlement Agreements.

CONSIDERATION OF MATTERS IN CONNECTION WITH THE ANNUAL MEETINGS OF SHAREHOLDERS

MATTERS RELATING TO THE ANNUAL MEETINGS OF SHAREHOLDERS (TDF, TDF-DST, TCWF)

Ms. Green then requested the Board of Directors of TDF to consider the establishment of record and meeting dates for the annual meeting of shareholders of TDF. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that the Annual Meeting of Shareholders of TDF be held on May 29, 2003, at the Tower Club, 28th Floor, Union Planters Bank Building, 100 South East 3rd Avenue, Fort Lauderdale, Florida 33394; and it was further
>
> **RESOLVED**, that the record date for determining those shareholders of TDF entitled to notice of and to vote at the Annual Meeting of Shareholders, or at any adjournments thereof, is hereby fixed as the close of business on April 22, 2003.

Ms. Green then requested the Board of Directors of TCWF to consider the establishment of new record and meeting dates for the annual meeting of shareholders of TCWF. She reminded the Directors that the Board had previously approved record and meeting dates relating to the annual meeting, but that management suggested a change to those dates, as well as the place previously approved for the annual meeting. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that the Annual Meeting of Shareholders of TCWF be held on June 12, 2003, at the Tower Club, 28th Floor, Union Planters Bank Building, 100 South East 3rd Avenue, Fort Lauderdale, Florida 33394; and it was further

RESOLVED, that the record date for determining those shareholders of TCWF entitled to notice of and to vote at the Annual Meeting of Shareholders, or at any adjournments thereof, is hereby fixed as the close of business on April 16, 2003; and it was further

RESOLVED, that the appropriate officers of TCWF are, and each of them hereby is, authorized and directed to amend and restate, or to assist in amending and restating, the By-Laws of TCWF in order to reflect the new TCWF Meeting date; and it is further

RESOLVED, that the Secretary and other proper officers of TCWF be, and each of them hereby is, authorized, empowered and directed to give notice to said shareholders in the manner required by law and to take such steps as in his or her reasonable judgment and with the advice of counsel are necessary or appropriate to convene the TCWF Meeting and to accomplish the purposes theretofore considered and determined, including the preparation and filing of proxy materials with the SEC and the New York Stock Exchange, Inc., and the mailing of such materials to shareholders.

There being no further business, the executive session thereupon was adjourned.

Exhibit D

TEMPLETON GROWTH FUND, INC. ("TGF")
TEMPLETON FUNDS, INC. ("TFI")
Templeton World Fund ("TWF")
Templeton Foreign Fund ("TFF")
TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC. ("TGSCF")
TEMPLETON INCOME TRUST ("TIT")
Templeton Global Bond Fund ("TGBF")
TEMPLETON CAPITAL ACCUMULATOR FUND, INC. ("TCAF")
TEMPLETON GLOBAL OPPORTUNITIES TRUST ("TGOT")
TEMPLETON DEVELOPING MARKETS TRUST ("TDMT")
TEMPLETON INSTITUTIONAL FUNDS, INC. ("TIFI")
Foreign Equity Series ("FES")
Emerging Markets Series ("EMS")
Emerging Fixed Income Markets Series ("EMFXS")
TEMPLETON GLOBAL INVESTMENT TRUST ("TGIT")
Templeton International Fund ("TIF")
Templeton Latin America Fund ("TLAF")
Templeton Overseas Growth Fund ("TGOF")
TEMPLETON EMERGING MARKETS FUND, INC. ("TEMF")
TEMPLETON CHINA WORLD FUND, INC. ("TCWF")
TEMPLETON GLOBAL INCOME FUND, INC. ("TGIF")
TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST ("TGG")
TEMPLETON EMERGING MARKETS INCOME FUND, INC. ("TEMIF")
TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. ("TEMAF")
TEMPLETON DRAGON FUND, INC. ("TDF")
TEMPLETON RUSSIA FUND, INC. ("TRF")
TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. ("TVF")

Regular Meeting of the Board of Directors/Trustees
October 27, 2000

A regular meeting of the Board of Directors/Trustees of the above referenced Funds (each a "Fund" and collectively, the "Funds") was held at the Mauna Kea Resort, Kamuela, Hawaii at 2:00 p.m. (local time). Although the Boards met together for convenience in order to hear common presentations, each took action independently of the others. These minutes reflect the deliberations and decisions of each Fund's meeting.

FT-SEC 163178

There were present the following members of the Board:

Charles B. Johnson, Chairman	All Funds
Harris J. Ashton	All Funds
Harmon E. Burns*	For TGSCF, TEMF, TEMIF, TVF and TRF
Frank J. Crothers	For TGF, TCAF, TGOT, TDMT, TIFI, TEMF, TGIF, TGG, TEMIF, TCWF, TEMAF, TDF and TRF
Martin L. Flanagan*	For TGIT, TEMAF, TDF, TVF and TRF
S. Joseph Fortunato	All Funds
John Wm. Galbraith	All Funds
Andrew H. Hines, Jr.	All Funds
Edith E. Holiday	For TGF, TCAF, TGOT, TDMT, TIFI, TGIT, TEMF, TGIF, TGG, TEMIF, TCWF, TEMAF, TDF, TVF and TRF
Charles E. Johnson*	For TCAF, TDMT and TCWF
Rupert H. Johnson, Jr.*	For TFI, TGOT, TGG and TEMAF
Betty P. Krahmer	All Funds
Gordon S. Macklin	All Funds
Fred R. Millsaps	All Funds
Constantine D. Tseretopoulos	For TGF, TCAF, TGOT, TDMT, TIFI, TEMF, TGIF, TGG, TEMIF, TCWF, TEMAF, TDF and TRF

Attending by telephone:

Nicholas F. Brady*	All Funds

Also present were Mark Mobius, Managing Director of Templeton Asset Management Ltd., and officer and portfolio manager of certain of the Funds; Jeffrey A. Everett, Gary P. Motyl and William J. Lippman, portfolio managers and/or officers of one or more of the Franklin Funds and/or Templeton Funds (collectively, the "Franklin Templeton Funds"); Gregory E. McGowan, officer of one or more of the Funds; Murray L. Simpson, General Counsel of Franklin Resources, Inc.; Barbara J. Green, Vice President and Secretary of the Funds; Donald F. Reed, Chairman of Templeton Investment Counsel, Inc. and Director of Templeton Growth Fund, Ltd.; Dr. John M. Templeton, Jr., Chairman of Templeton Growth Fund, Ltd.; David Bissett, Keith C. Hendrick, William James, Bruce S. MacGowan, and Joan R. Randall, Directors of Templeton Growth Fund, Ltd.; Brian Wolfe, President of Bissett Investment Management; Dickson P. Anderson, Director of Templeton Emerging Markets Investment Trust, Templeton Latin America Investment Trust and Franklin Templeton Investment Funds; Deborah R. Gatzek of Stradley Ronon Stevens & Young, LLP, counsel to the Funds; Brian E. Lorenz of Bleakley Platt & Schmidt, counsel to the Independent Directors/Trustees; Jimmy D. Gambill, President of Franklin Templeton Services, Inc.; Gregory E. Johnson, President, Member - Office of the President, Franklin Resources, Inc.; Basil Fox,

* "Interested Person" as defined in the Investment Company Act of 1940, as amended (the "1940 Act").

President of Franklin Templeton Investor Services, Inc.; Charles R. Sims, Senior Vice President - Finance and Treasurer of Franklin Templeton Companies, Inc.; Ken Lewis, Chief Administrative Officer of Franklin Templeton Distributors, Inc.; James R. Baio, Chief Administrative Officer of Franklin Templeton Companies, Inc.; Shelly Painter, Senior Vice President - International Development, Franklin Templeton Investments; Vijay C. Advani, Managing Director - International Development, Franklin Templeton Investments; Mat S. Gulley, Senior Vice President - Trading and Portfolio, Franklin Templeton Investments; Robin McGee, Compliance Analyst for Franklin Templeton Investments; and, in attendance by telephone, Mark G. Holowesko, President of Templeton Global Advisors Limited and officer and portfolio manager of certain of the Funds.

OPENING OF THE MEETING

An opening prayer was offered by Dr. John M. Templeton, Jr. The Chairman then called the meeting to order and, at his request, Ms. Barbara J. Green acted as Secretary of the meeting and recorded the minutes.

NOTICE AND QUORUM

Ms. Green presented a notice of the meeting which, she reported, had been duly given to each Board member. The Chairman confirmed that a quorum was present and stated that the meeting had been properly constituted for the transaction of business.

APPROVAL OF MINUTES

The Chairman asked if there were any corrections to be made to the minutes of the regular meeting of the Board held on July 26, 2000, copies of which had been previously distributed to each of the Board members. Corrections being noted, the minutes were thereupon approved and ordered filed.

ANNUAL AND SPECIAL ELECTION OF OFFICERS

The Chairman called for the annual and special election of officers for each Fund. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the following individuals be, and they hereby are, elected to the offices of each Fund set forth opposite their names below, each of them to hold office until his or her successor shall have been duly chosen and qualified:

TEMPLETON GROWTH FUND, INC.	
President	Mark G. Holowesko
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON FUNDS, INC.	
President	Mark G. Holowesko
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Jeffrey A. Everett
Vice President	Martin L. Flanagan
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON CAPITAL ACCUMULATOR FUND, INC.	
President	Gary P. Motyl
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Mark G. Holowesko
Vice President	Martin L. Flanagan
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON INCOME TRUST	
President	Gregory E. McGowan
Vice President	Samuel J. Forester, Jr.
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Mark G. Holowesko
Vice President	Martin L. Flanagan
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC.	
President	Charles E. Johnson
Vice President	Mark G. Holowesko
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles B. Johnson
Vice President	Jeffrey A. Everett
Vice President	Martin L. Flanagan
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON GLOBAL OPPORTUNITIES TRUST	
President	Martin L. Flanagan
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Mark G. Holowesko
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON DEVELOPING MARKETS TRUST	
President	J. Mark Mobius
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Mark G. Holowesko
Vice President	John R. Kay
Vice President	Martin L. Flanagan
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON INSTITUTIONAL FUNDS, INC.	
President	Donald F. Reed
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	J. Mark Mobius
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON GLOBAL INCOME FUND, INC.	
President	Gregory E. McGowan
Vice President	Samuel J. Forester, Jr.
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON GLOBAL INVESTMENT TRUST	
President	Mark G. Holowesko
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Gary Clemons
Vice President	Samuel J. Forester, Jr.
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON EMERGING MARKETS FUND, INC.	
President	J. Mark Mobius
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST	
President	Gregory E. McGowan
Vice President	Samuel J. Forester, Jr.
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns.
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON EMERGING MARKETS INCOME FUND, INC.	
President	Gregory E. McGowan
Vice President	Samuel J. Forester, Jr.
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Knersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON CHINA WORLD FUND, INC.	
President	J. Mark Mobius
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Knersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC.	
President	J. Mark Mobius
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	Samuel J. Forester, Jr.
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Knersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON DRAGON FUND, INC.	
President	J. Mark Mobius
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	Samuel J. Forester, Jr.
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON RUSSIA FUND, INC.	
President	J. Mark Mobius
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	Samuel J. Forester, Jr.
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Knersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC.	
President	J. Mark Mobius
Vice President	Charles B. Johnson
Vice President	Rupert H. Johnson, Jr.
Vice President	Harmon E. Burns
Vice President	Charles E. Johnson
Vice President	Martin L. Flanagan
Vice President	Mark G. Holowesko
Vice President	Samuel J. Forester, Jr.
Vice President	John R. Kay
Vice President and Asst. Secretary	Murray L. Simpson
Vice President and Asst. Secretary	David P. Goss
Vice President and Secretary	Barbara J. Green
Treasurer	Bruce S. Rosenberg
Assistant Vice President	Richard L. Kuersteiner
Assistant Secretary	Elizabeth M. Knoblock
Assistant Treasurer	Karen S. DeBellis
Assistant Treasurer	Charles R. Sims

REVIEW OF PORTFOLIO MANAGEMENT RESPONSIBILITIES

The Board then reviewed a list of current portfolio management personnel for the Funds. After discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

INVESTMENT MANAGER'S PERFORMANCE

The Board reviewed a comparison of the performance of each Fund with other Templeton Funds and with various securities indices for the period ended August 31, 2000. The Board also reviewed reports listing the portfolio holdings of each Fund by country and by industry or currency distribution as of August 31, 1999 and August 31, 2000, including each Fund's cash position. In addition, the Board reviewed a summary of the securities purchased and sold during the period from July 1 through August 31, 2000.

At the Chairman's request, Dr. J. Mark Mobius discussed various factors affecting performance of TIFI-EMS, TDMT, TEMF, TCWF, TEMAF, TDF, TRF and TVF. Mr. Jeffrey A. Everett then discussed various factors affecting the performance of the global equity funds. There then followed a general discussion of each Fund's performance and an analysis of relevant factors, including recent trends in the securities markets and their impact on the philosophy of value-investing. Upon further discussion of the performance of the Funds, the Board accepted the reports and requested that copies be filed with the record of the meeting.

REPORT ON CLOSED-END FUNDS: MARKET PRICE AND DISCOUNT/PREMIUM, SHARE REPURCHASE PROGRAM AND MANAGED DISTRIBUTION POLICY
(TEMF, TGIF, TGG, TEMIF, TCWF, TEMAF, TDF, TVF, TRF)

Ms. Deborah R. Gatzek then summarized a report on the market price of each Fund's shares as compared to its asset value, copies of which had been distributed prior to the meeting. The report outlined the extent to which the shares were trading above/below net asset value and included materials outlining the extent to which the shares were trading above/below net asset value as compared to funds with generally similar investment objectives

REDACTED

[illegible] was warranted. The Board also considered letters from shareholders regarding the discounts of TCWF, TDF and TVF. The Board asked management to review the letter from Harvard Management Company, Inc. and to provide the Board additional information at the next scheduled Board Meeting. After further discussion, the Board accepted the report and upon motion duly made, seconded, and unanimously carried, it was:

> RESOLVED, that the Board, having considered each of the current market prices of TGIF, TGG, TCWF, TDF, TEMAF, TEMIF, and TVF in relation to the net asset value of each Fund's shares of common stock or beneficial interest, in light of its performance, portfolio, dividend history, and investment objectives and policies, has determined that each Fund's share repurchase program should

continue to be implemented as appropriate but that it is reasonable to take no further action at this time; and it was further

> **RESOLVED**, that the Board, having considered each of TEMF's and TRF's current market price in relation to the net asset value of each Fund's shares of common stock, in light of each Fund's performance, portfolio, dividend history, and investment objectives and policies, has determined that it is reasonable to take no further action at this time; and it was further

> **RESOLVED**, that the Board, having considered TDF's current market price in relation to the net asset value of the Fund's shares of common stock, in light of the Fund's performance, portfolio, dividend history, and investment objectives and policies, has determined to continue its managed distribution policy.

<u>REVIEW OF SALES, REDEMPTIONS AND EXCHANGES OF FUND SHARES</u>
(TGF, TFI, TGSCF, TIT, TCAF, TDMT, TGOT, TIFI, TGIT)

Mr. Gregory E. Johnson reviewed with the Board a report on sales, redemptions and exchanges of each Fund's shares during 1996, 1997, 1998, 1999 and the first eight months of 2000, copies of which had been previously distributed to the Board. It was noted that there were no new advertising campaigns relating to the Templeton Funds since the last meeting. Mr. Greg Johnson advised the Board that certain steps to address market timing activity had been taken. After further discussion, the Board accepted the report and instructed that a copy of the report be filed with the record of the meeting.

<u>FAIR VALUE REPORTS AND "FAIR VALUE" DETERMINATION</u>

Mr. Jimmy D. Gambill reviewed with the Board the ongoing fair valuation of portfolio securities for which market quotations are not readily available and securities and currencies that require special valuation considerations as set forth in the report distributed to the Board. Management's recommendations for the valuation of the securities and currencies were discussed. The Board then reviewed the Illiquid Securities Summary, which described all securities deemed illiquid in each Fund's portfolio as of August 31, 2000. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Board members who are not interested persons of the Fund, as defined in the 1940 Act (the "Independent Directors/Trustees"), it was:

> **RESOLVED**, that the specified portfolio securities for which market quotations are not readily available and securities and currencies that require special valuation considerations be valued as set forth in Exhibit 2.3 to the Board materials, and that a copy of said Exhibit be filed with the record of the meeting.

<u>REVIEW OF RULE 144A SECURITIES REPORT</u>

Mr. Gambill then reviewed with the Board the pricing and liquidity of securities purchased pursuant to Rule 144A under the Securities Act of 1933. The Board considered the report and information contained therein relevant to the liquidity and pricing of these securities. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that the Rule 144A securities identified at this meeting be, and they hereby are, considered liquid or illiquid, as set forth in Exhibit 2.3 to the Board materials, and that a copy of said Exhibit be filed with the record of the meeting.

COMPLEX SECURITIES HOLDINGS (TGIF, TEMIF, TGG, TIT-TGBF, TEMAF)

The Chairman then asked Mr. Charles E. Johnson to report on the Fund's holdings of complex securities as of August 31, 2000. Mr. Johnson reviewed the holdings and entertained questions from the Board. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

REVIEW OF SECURITIES LENDING ACTIVITIES (TGF, TFI – TWF)

Mr. James R. Baio directed the Board's attention to a report of the securities lending activities of the Funds for the period ended August 31, 2000. A question and answer session followed. In response to a question from Mr. John Wm. Galbraith, Mr. Baio indicated that the impact of the foreign tax credit available to some shareholders would be considered where dividends might be received during the time that securities were on loan. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

REPORT ON MONTHLY AND QUARTERLY DIVIDENDS (TIT-TGBF, TGIF, TGG, TEMIF)

Next, the Chairman asked Mr. Baio to report on the monthly and quarterly dividends paid by each Fund since September, 1999. Mr. Baio reviewed with the Board the report on monthly and quarterly dividends paid by each Fund. He also noted that the projected pay dates for TIT-TGBF were revised to reflect the new complex-wide policy that each pay date will normally be ex-date plus two days. After discussion, upon motion duly made, seconded, and unanimously carried, it was:

> **RESOLVED**, that the dividends paid by each Fund for the period September, 1999 through August, 2000 be, and they hereby are, approved and ratified as having been calculated in accordance with procedures previously established by the Board; and that a copy of the report be filed with the record of the meeting; and it was further
>
> **RESOLVED**, that the pay dates for TIT-TGBF's monthly dividends as presented at this meeting be, and each hereby is, approved.

UPDATE OF DOMESTIC/FOREIGN CUSTODY ARRANGEMENTS

Mr. Gambill then directed the Board's attention to a letter dated October 13, 2000 from Mr. Jon M. Divis, Senior Vice President of Global Investor Services, The Chase Manhattan Bank ("Chase"), which outlined significant custodial network events for the third quarter of 2000. It was noted that with respect to Hong Kong, Chase had determined to consolidate its sub-custodial services from the existing Chase operations to The Hong Kong and Shanghai Banking Corporation Limited ("HSBC") and that Chase as Foreign Custody Manager, had reviewed HSBC and concluded that HSBC and Chase's contractual arrangements with HSBC meet the selection criteria, including the reasonable care standard established by Rule 17f-5 for selecting an Eligible Foreign Custodian and for assessing the relevant contractual arrangements. After discussion, the Board accepted the materials and requested that a copy of the letter be filed with the record of the meeting.

REPORT ON RUSSIAN SHARE REGISTRATION SYSTEM (All Funds except TDF and TCWF)

Next, the Board reviewed a quarterly status letter dated September 30, 2000 from Chase. The letter outlined the current status of the Russian share registration system and the procedures utilized by Chase Moscow to ensure that each Fund's interests were adequately recorded. The letter further noted that no matters of general concern regarding the Russian share registration system had come to Chase Moscow's attention during the period covered by the report. After considering the report and following a complete discussion, the Board determined that the Funds' investment in Russian securities under the current monitoring system remained appropriate and was consistent with the best interest of the Funds' shareholders. The Board then accepted the quarterly status report from Chase and instructed that a copy of the report be filed with the record of the meeting.

APPROVAL OF ELIGIBLE BANKS AND DEALERS FOR REPURCHASE AND SECURITIES LENDING AGREEMENTS

Next, Ms. Green reviewed with the Board the Approved Lists of banks and non-bank dealers with which the Funds may engage in repurchase agreement transactions and securities lending transactions. Ms. Green noted that the only change to the Approved Lists since the July 26, 2000 meeting was the name change of Warburg Dillon Read LLC to UBS Warburg. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the lists of banks and non-bank dealers with which the Funds may engage in repurchase agreement transactions and securities lending transactions, as presented at this meeting be, and they hereby are, approved; and that a copy of said lists be filed with the record of the meeting.

REPORT OF THE AUDIT COMMITTEE

APPROVAL OF AUGUST 31, 2000 FINANCIAL STATEMENTS AND CONSIDERATION OF APPOINTMENT OF INDEPENDENT AUDITORS (TGF, TFI-TWF, TFF, TGSCF, TIT-TGBF, TCAF, TEMF, TGIF, TGG, TEMIF, TCWF)

Mr. Fred R. Millsaps, Chairman of the Funds' Audit Committee, reported that, at the Committee's meeting on October 12, 2000, each Fund's financial statements as of August 31, 2000 had been carefully reviewed and approved by the Committee, which recommended the financial statements for approval by the Board. The Board reviewed a printer's proof of the annual reports for the fiscal year ended August 31, 2000 and after discussion, upon the recommendations of the Audit Committee, and upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the annual reports of the Funds for the fiscal year ended August 31, 2000, in substantially the form presented at this meeting be, and they hereby are, approved for printing and distribution to the shareholders.

Mr. Millsaps then reported that the Audit Committee had reviewed the work of PricewaterhouseCoopers LLP ("PWC") as auditors of the Funds for the past fiscal year, including the "Franklin Templeton Investor Services, Inc. Mutual Fund Shareholder Accounting and Related Shareholder Servicing Function" report, and recommended to the Board that PWC be selected as auditors for the current fiscal year ending August 31, 2001. After discussion, and consideration of the Audit Committee's recommendation, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Directors/Trustees present and voting at the meeting, it was:

> RESOLVED, that the firm of PricewaterhouseCoopers LLP be, and it hereby is, selected as independent public accountants for the Funds for the fiscal year ending August 31, 2001.

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS (TGF, TFI - TWF, TFF, TGSCF, TIT-TGBF, TCAF, TEMF, TGIF, TGG, TEMIF, TCWF)

Next, Mr. Baio reviewed the net income and realized capital gains available for distribution to shareholders. In light of this information, he stated that the Audit Committee recommended a distribution representing all remaining undistributed net investment income and net realized capital gains with respect to the fiscal year ended August 31, 2000. He then reviewed the amounts available for distribution to shareholders and noted that these amounts, for the open-end Funds, were calculated taking into account a dividends paid deduction. On the basis of the Audit Committee's report and recommendation, after discussion, upon motion duly made, seconded, and unanimously carried, it was:

> RESOLVED, that the dividends and distributions as set forth below, on a per share basis, be paid on October 26, 2000, to shareholders of record as of October 19, 2000, subject to any changes or adjustments as may be deemed necessary or

appropriate by the Fund's Treasurer to more accurately reflect all remaining undistributed net investment income and net realized capital gains with respect to the fiscal year ended August 31, 2000:

TGF	Net Investment Income	Short Term Capital Gains	Long Term Capital Gains
Class A	0.2815	0.3809	0.5566
Class B	0.2084	0.3809	0.5566
Class C	0.1800	0.3809	0.5566
Advisor Class	0.3157	0.3809	0.5566

and it was further

RESOLVED, that the dividends and distributions as set forth below, on a per share basis, be paid on October 30, 2000, to shareholders of record as of October 19, 2000, subject to any changes or adjustments as may be deemed necessary or appropriate by the Fund's Treasurer to more accurately reflect all remaining undistributed net investment income and net realized capital gains with respect to the year ended August 31, 2000:

Fund	Net Investment Income	Short Term Capital Gains	Long Term Capital Gains
TCAF	0.1344	0.0001	0.8816
TIT – Global Bond Fund			
Class A	0.0000	0.0000	0.0000
Class C	0.0000	0.0000	0.0000
Advisor Class	0.0000	0.0000	0.0000
TGSCF			
Class A	0.1020	0.1412	0.0000
Class B	0.0808	0.1412	0.0000
Class C	0.0594	0.1412	0.0000
Advisor Class	0.1151	0.1412	0.0000
TFI			
World Fund			
Class A	0.2287	0.1158	0.7486
Class B	0.1599	0.1158	0.7486
Class C	0.1334	0.1158	0.7486
Foreign Fund			
Class A	0.1843	0.0939	0.0000
Class B	0.1463	0.0939	0.0000
Class C	0.1266	0.0939	0.0000
Advisor Class	0.2035	0.0939	0.0000

and it was further

RESOLVED, that the dividends and distributions as set forth below, on a per share basis, be paid on November 21, 2000, to shareholders of record as of November 8, 2000, subject to any changes or adjustments as may be deemed necessary or appropriate by the Fund's Treasurer to more accurately reflect all remaining undistributed net investment income and net realized capital gains with respect to the year ended August 31, 2000:

Fund	Net Investment Income	Short Term Capital Gains	Long Term Capital Gains
TEMF	0.0979	0.0000	0.0000
TGIF	0.0000	0.0000	0.0000
TGG	0.0000	0.0000	0.0000
TCWF	0.0797	0.0000	0.0000
TEMIF	0.0000	0.0000	0.0000

APPROVAL OF DIRECTORS/TRUSTEES TO SERVE ON AUDIT COMMITTEE

Mr. Millsaps then turned the Board's attention to the matter of the composition of the Funds' Audit Committees. He noted that the Funds' Audit Committees had recommended adding qualified members to the Audit Committees of certain Funds in order that their composition may be more standardized across the Templeton Funds. Mr. Andrew J. Hines, Jr. added that the Nominating and Compensation Committee also recommended to the Boards the same modifications to the Audit Committee composition. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees, it was determined:

WHEREAS, the Board of Directors/Trustees of certain Funds has determined it to be in the best interest of such Funds to increase the number of members of the Audit Committee from three to five;

WHEREAS, the Audit Committee Charter adopted at the May 17, 2000 Board Meeting requires that each Fund have an audit committee consisting of at least three (3) directors/trustees, each of whom (i) has no relationship to the Fund that may interfere with the exercise of his/her independence from the Fund's investment advisor and its affiliates; (ii) is financially literate; (iii) does not have certain specified relationships with the Fund; and (iv) at least one of which must have accounting or related financial management experience; and

WHEREAS, the following members of the Board, as proposed by the Nominating Committee of the Board, meet all the requirements as outlined in the Audit Committee Charter:

Fred R. Millsaps, Chairman (all Funds)
Andrew H. Hines, Jr. (all Funds)
John Wm. Galbraith (all Funds)
Frank J. Crothers (all Funds except TFI, TIT, TGSCF, TGIT, TVF)
Constantine D. Tseretopoulos (all Funds except TFI, TIT, TGSCF, TGIT, TVF)

NOW, THEREFORE, BE IT RESOLVED, that the following persons be selected to serve on the Audit Committee until his successor shall be selected and shall qualify:

Fred R. Millsaps, Chairman (all Funds)
Andrew H. Hines, Jr. (all Funds)
John Wm. Galbraith (all Funds)
Frank J. Crothers (all Funds except TFI, TIT, TGSCF, TGIT, TVF)
Constantine D. Tseretopoulos (all Funds except TFI, TIT, TGSCF, TGIT, TVF)

and it was further

RESOLVED, that the officers of each Fund shall be authorized and directed to take all actions as may be necessary to implement the foregoing resolution.

<u>CONSIDERATION AND APPROVAL OF DIVIDEND AND RETURN OF CAPITAL POLICY</u> (TIT-TGBF, TGIF, TGG, TEMIF)

Mr. Baio then reviewed with the Board the dividend and return of capital policy of each Fund, which was originally adopted at the May 23, 1996 meeting. He stated that the policy permits each Fund to pay ongoing dividends on a level basis. He noted that the purpose of the policy is to satisfy the expectations of investors and the dealer community that each Fund will pay a stable dividend although this may result, from time to time, in a return of capital. He noted that management would monitor each Fund's dividends and the level of its income on an ongoing basis to determine whether any future changes to the dividend policy would be warranted. The Board then reviewed the amounts paid under the dividend and return of capital policy since the beginning of the current fiscal year. It was noted that management recommended that the TGIF dividends be reduced from $0.050 to $0.045 and TGG dividends be reduced from $0.050 to $0.040 effective with the November 2000 distribution as it is anticipated that TGIF and TGG will not earn sufficient book basis net interest income to maintain a dividend rate of $0.050 going forward. Mr. Baio then asked the Board to approve the continuation of the policy, including the reduction in dividends for TGIF and TGG, and review the form of press release notifying shareholders of TGIF, TGG and TEMIF, that a portion of the regular dividends may include a return of capital. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the continuation of the dividend and return of capital policy be, and it hereby is, approved; and it was further
>
> RESOLVED, that the reduction in the amount of the dividends payable by TGIF from $0.050 to $0.045 and TGG from $0.050 to $0.040, as presented at this Meeting, be and it hereby is approved; and it was further
>
> RESOLVED, that each Fund's Treasurer or any Assistant Treasurer be, and each of them hereby is, authorized to make any and all determinations regarding regular dividends of each Fund in accordance with the dividend and return of capital policy; and it was further
>
> RESOLVED, that the appropriate officers of each Fund be, and they hereby are, authorized to take any and all actions necessary or appropriate to implement the above resolutions, such actions to include the issuance of a press release for TGIF, TGG and TEMIF in substantially the form presented to this meeting.

COMPLIANCE MATTERS

REDACTED

FT-SEC 163192

REDACTED

RESOLVED, that based upon the information provided in the Templeton Compliance Report, including the attachments thereto, the Board hereby determines that the transactions set forth in the report and its attachments were effected in compliance with the "Procedures for Interfund Transactions" adopted pursuant to Rule 17a-7; and that a copy of the report and its attachments be filed with the record of the meeting.

REDACTED

Summary of Regulated Investment Company Diversification/ Qualification Tests under Subchapter M of the Internal Revenue Code - The Board's attention was directed to a report stating that each Fund had passed the Diversification/Qualification tests under Subchapter M of the Internal Revenue Code.

Fidelity Bond - Rule 17g-1 - It was reported that the Risk Management staff had reviewed the joint fidelity bond with ICI Mutual for the Franklin Templeton Group under the minimum bonding requirements of Rule 17g-1 and determined that the bond was in compliance with the requirements of that provision.

After further discussion of the Funds' compliance with various regulatory requirements, the Board accepted the reports and asked that a copy of each report be filed with the record of the meeting.

DISTRIBUTION PLAN REPORT (TGF, TFI – TWF, TFF, TGSCF, TIT-TGBF, TGOT, TIFI-FES, TDMT, TGIT)

The Board next reviewed reports of distribution costs and expenditures incurred on behalf of each Fund by Franklin/Templeton Distributors, Inc. and payments made by each Fund pursuant to its 12b-1 Distribution Plans (the "Distribution Plans") for the period ending July 31, 2000.

REDACTED

Mr. Baio further noted that the Fund Accounting Department monitored compliance with such limits on a monthly basis. The Board expressed its satisfaction that Fund expenditures under the Distribution Plans were in accordance with the provisions and limitations applicable to such Plans. After further review, the Board approved and ratified the expense amounts and requested that a copy of the reports be filed with the record of the meeting.

REPORT ON REVISIONS AND SUPPLEMENTS TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION (All Open-End Funds)

Ms. Green then reviewed with the Board a report that summarized all revisions and/or supplements to each Fund's prospectus and/or Statement of Additional Information since the July 26, 2000 meeting, copies of which had been previously distributed to the Board. After further review and discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that the revisions to each Fund's prospectus and/or Statement of Additional Information ("SAI") and/or the form of supplement to each Fund's prospectus and/or SAI, as presented at this meeting be, and they hereby are, approved and ratified; and that each Fund's prospectus and/or SAI supplements and a copy of the report, which summarized the supplements and any revisions to each Fund's prospectus and SAI, be filed with the record of the meeting.

REPORT ON SHAREHOLDER SERVICES

Mr. Basil Fox then reviewed with the Board the Franklin Templeton Investor Services, Inc. ("FTISI") Performance Report covering the third quarter of 2000, copies of which had been included in the Board materials for the meeting. Mr. Fox discussed the contents of the Report, including cumulative evaluation comparisons, with the Board and noted that quarterly performance reports would continue to be furnished to the Board as part of their ongoing review of enhancements in and quality of shareholder services provided by FTISI.

After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

MATTERS RELATED TO THE IMPLEMENTATION OF CLASS C SHARES (TGF, TFI, TGSCF, TIT, TGOT, TDMT, TGIT)

REDACTED

RESOLVED, that the amendments to the Distribution Plan pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), for the Class C shares between TGF and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Distribution Plan pursuant to Rule 12b-1 of the 1940 Act, for the Class C shares between TFI, on behalf of TWF and TFF, and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

FT-SEC 163195

RESOLVED, that the amendments to the Distribution Plan pursuant to Rule 12b-1 of the 1940 Act, for the Class C shares between TGSCF and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Distribution Plan pursuant to Rule 12b-1 of the 1940 Act, for the Class C shares between TIT, on behalf of TGBF, and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Distribution Plan pursuant to Rule 12b-1 of the 1940 Act, for the Class C shares between TGOT and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Distribution Plan pursuant to Rule 12b-1 of the 1940 Act, for the Class C shares between TDMT and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Distribution Plan pursuant to Rule 12b-1 of the 1940 Act, for the Class C shares between TGIT, on behalf of TIF and TLAF, and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Amended and Restated Distribution Agreement between TGF and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Amended and Restated Distribution Agreement between TFI, on behalf of TWF and TFF, and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Amended and Restated Distribution Agreement between TGSCF and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Amended and Restated Distribution Agreement between TIT, on behalf of TGBF, and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Amended and Restated Distribution Agreement between TGOT and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Amended and Restated Distribution Agreement between TDMT and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel; and it was further

RESOLVED, that the amendments to the Amended and Restated Distribution Agreement between TGIT, on behalf of TIF and TLAF, and FTDI, substantially in the form presented at the meeting be, and they hereby are, approved, subject to further modifications as necessary on advice of counsel.

The Board then considered the form, terms and provisions of the Irrevocable Payment Instruction that had previously been distributed to them relating to the sale of Class C shares. After discussion, the Directors/Trustees as a whole, present in person at the meeting, and the Independent Directors/Trustees who have no direct or indirect financial interest in the operation of the 12b-1 Plan for the Class C shares or in any agreements related to the 12b-1 Plan, acting separately, then, upon motion duly made, seconded and unanimously carried, it was determined that:

WHEREAS, an Irrevocable Payment Instruction ("Payment Instruction") in connection with a Purchase and Sale Agreement ("Purchase Agreement") proposed to be entered into by and among Franklin/Templeton Distributors, Inc., a New York corporation (the "Seller"), Franklin Resources, Inc., a Delaware corporation (the "Seller Parent"), and Lightning Finance Company Limited, an Irish private limited liability company (the "Purchaser"), has been distributed to the Board of Directors/Trustees of the Class C Funds, pursuant to which each Class C Fund will direct that payments by such Class C Fund or its shareholders, to which the Seller (which is engaged as principal underwriter in the sale of Class C shares) is entitled as the amounts of (1) the contingent deferred sales charges with respect to Class C shares of such Class C Fund and (2) a certain portion of the Rule 12b-1 distribution fees, pursuant to the 12b-1 Plan, Amended and Restated Distribution Agreement of the Class C Fund and Prospectus of the Class C Fund (collectively, the "Purchased Receivables"), be made to the Purchaser; and

WHEREAS, in connection with the Purchase Agreement, the Board of Directors/Trustees has reviewed the Payment Instruction to be entered into by and among the Seller, the Seller Parent, the Purchaser, each Class C Fund and The Chase Manhattan Bank ("Administrative Agent"), pursuant to which the Purchaser instructs the Class C Fund and the Seller to pay or cause to be paid amounts with respect to the Purchased Receivables as they become due to certain accounts maintained on behalf of the Purchaser.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors/Trustees finds that there is a reasonable likelihood that entering into the Payment Instruction will benefit each Class C Fund and its Class C shareholders; and it was further

RESOLVED, that the Payment Instruction, the terms and conditions contained in the Payment Instruction, and the form and provisions of the Payment Instruction be, and the same are, hereby in all respects approved; and it was further

RESOLVED, that each officer of each Class C Fund be, and hereby is, authorized, in the name and on behalf of such Class C Fund, to execute and deliver the Payment Instruction with such changes, additions and modifications thereto as such officer shall in his or her sole and absolute discretion deem advisable, the execution and delivery thereof by such officer constituting conclusive evidence of such approval; and it was further

RESOLVED, that each officer of each Class C Fund be, and hereby is, authorized and directed, in the name and on behalf of such Class C Fund, to make all such arrangements, to do and perform all such acts and things, and to execute and deliver all such officer's certificates and such other agreements, forms, instruments and documents as they may deem necessary, appropriate or advisable in order fully to effectuate the purpose of each and all of the foregoing resolutions; and it was further

RESOLVED, that any actions taken by any of the officers of the Class C Funds prior to the adoption of these resolutions that are within the authority conferred hereby, are hereby ratified, confirmed and approved.

CONSIDERATION AND APPROVAL OF TRANSFER OF CONTRACTS

The Board then turned its attention to a discussion regarding the reorganization of Templeton Investment Counsel, Inc. ("TICI") into a limited liability company under Templeton Worldwide, Inc., necessitating the transfer of Investment Management Agreements for TGSCF, TIT-TGBF, TCAF, TGOT, TIFI-EMFXS, TIFI-FES, TGIT-TLAF, TGIF, TGG and TEMIF (collectively, the "TICI Advised Funds") and the Sub-Advisory Agreement for TEMAF, from

TICI to Templeton Investment Counsel, LLC ("TIC, LLC"). Mr. Charles R. Sims explained that there would be merely a change in the form of organization of TICI and that there would be no material change in the personnel responsible for the day-to-day management of the TICI Advised Funds or TEMAF and that management of TIC, LLC would be the same as management of TICI. Mr. Sims further explained that this change would not require the approval of shareholders because under the 1940 Act, a rule permits such transfers without the approval of shareholders where there is no change in the actual control or management of the advisory organization responsible for managing the assets of the TICI Advised Funds and TEMAF. In order to effectuate the transfers, Mr. Sims noted that it would be necessary to approve new Investment Management Agreements between the TICI Advised Funds and TIC, LLC and a new Sub-Advisory Agreement between TIC, LLC and Templeton Asset Management, Ltd. After further discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Directors/Trustees present and voting separately at the meeting, it was determined that:

WHEREAS, the terms of each of the proposed Investment Management Agreements between TIC, LLC and the TICI Advised Funds and the Sub-Advisory Agreement between Templeton Asset Management Ltd., and TIC, LLC, which are substantially identical to those of the current Investment Management Agreements between TICI and the TICI Advised Funds the Sub-Advisory Agreement between Templeton Asset Management Ltd. and TICI, are found to be fair and reasonable; and

WHEREAS, the proposed Investment Management Agreements and Sub-Advisory Agreement do not involve a change of actual control or management with respect to the investment management of the TICI Advised Funds or TEMAF, and therefore do not constitute an "assignment" as defined in Rule 2a-6 under the 1940 Act, and do not require approval of the shareholders of the TICI Advised Funds or TEMAF under the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Investment Management Agreement between TGSCF and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGSCF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TGSCF; and it was further

RESOLVED, that the Investment Management Agreement between TIT, on behalf of TGBF, and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIT be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TGBF, and it was further

RESOLVED, that the Investment Management Agreement between TCAF and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TCAF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TCAF; and it was further

RESOLVED, that the Investment Management Agreement between TGOT and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGOT be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TGOT; and it was further

RESOLVED, that the Investment Management Agreement between TIFI, on behalf of EMFXS, and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIFI be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of EMFXS; and it was further

RESOLVED, that the Investment Management Agreement between TIFI, on behalf of FES, and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIFI be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of FES; and it was further

RESOLVED, that the Investment Management Agreement between TGIT, on behalf of TLAF, and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGIT be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TLAF; and it was further

RESOLVED, that the Investment Management Agreement between TGIF and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGIF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TGIF; and it was further

RESOLVED, that the Investment Management Agreement between TGG and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGG be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TGG; and it was further

RESOLVED, that the Investment Management Agreement between TEMIF and TIC, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TEMIF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Investment Management Agreement on behalf of TEMIF; and it was further

RESOLVED, that the Sub-Advisory Agreement between TIC, LLC and Templeton Asset Management, Ltd. on behalf of TEMAF be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TEMAF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Sub-Advisory Agreement on behalf of TEMAF.

Mr. Sims then directed the Board's attention to a discussion regarding the reorganization of Franklin Templeton Investor Services, Inc. ("FTISI") into a limited liability company under Templeton Worldwide, Inc., necessitating the transfer of Transfer Agent Agreements for TGF, TFI, TGSCF, TIT, TCAF, TGOT, TDMT, TIFI and TGIT (collectively, the "FTISI Serviced Funds") and the Paying Agency Agreements for TGF and TGSCF from FTISI to Franklin Templeton Investor Services, LLC ("FTIS, LLC"). Mr. Sims explained that there would be merely a change in the form of organization of FTISI and that there would be no material change in the personnel responsible for providing services to the FTISI Serviced Funds and that management of FTIS, LLC would be the same as management of FTISI. In order to effectuate the transfer, Mr. Sims noted that it would be necessary to approve new Transfer Agent Agreements and Paying Agency Agreements between the FTISI Serviced Funds and FTIS, LLC. After further discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Directors/Trustees present and voting separately at the meeting, it was determined that:

WHEREAS, the terms of the proposed Transfer Agent Agreements between FTIS, LLC and each FTISI Serviced Fund, which are substantially identical to those of the current Transfer Agent Agreements between FTISI and each FTISI Serviced Fund, are found to be fair and reasonable;

WHEREAS, the terms of the proposed Paying Agency Agreements between FTIS, LLC, TGF, Templeton Global Strategic Services, S.A. ("TGSS, S.A.") and Marcard, Stein & Co. ("Marcard"), between FTIS, LLC, TGF, TGSS, S.A. and Merck Finck & Co. ("Merck"), and between FTIS, LLC, TGF, TGSS, S.A. and Chase Manhattan Bank AG ("Chase AG"), which are substantially identical to those of the current Paying Agency Agreements between FTISI, TGF, TGSS, S.A. and Marcard, between FTISI, TGF, TGSS, S.A. and Merck, and between FTISI, TGF, TGSS, S.A. and Chase AG, are found to be fair and reasonable; and

WHEREAS, the terms of the proposed Paying Agency Agreement between FTIS, LLC, TGSCF, TGSS, S.A. and Chase AG, which are substantially identical to those of the current Paying Agency Agreement between FTISI, TGSCF, TGSS, S.A. and Chase AG, are found to be fair and reasonable.

NOW, THEREFORE, BE IT RESOLVED, that the Transfer Agent Agreement between TGF and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TGF; and it was further

RESOLVED, that the Transfer Agent Agreement between TFI, on behalf of TWF and TFF, and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TFI be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TWF and TFF; and it was further

RESOLVED, that the Transfer Agent Agreement between TGSCF and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGSCF be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TGSCF; and it was further

RESOLVED, that the Transfer Agent Agreement between TIT, on behalf of TGBF, and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIT be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TGBF; and it was further

RESOLVED, that the Transfer Agent Agreement between TCAF and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TCAF be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TCAF; and it was further

RESOLVED, that the Transfer Agent Agreement between TGOT and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGOT be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TGOT; and it was further

RESOLVED, that the Transfer Agent Agreement between TDMT and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TDMT be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TDMT; and it was further

RESOLVED, that the Transfer Agent Agreement between TIFI, on behalf of EMFXS, FES and EMS, and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIFI be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of EMFXS, FES and EMS; and it was further

RESOLVED, that the Transfer Agent Agreement between TGIT, on behalf of TIF and TLAF, and FTIS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIFI be and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Transfer Agent Agreement on behalf of TIF and TLAF; and it was further

RESOLVED, that the Paying Agency Agreement among FTIS, LLC, TGF, TGSS, S.A. and Marcard be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Paying Agency Agreement on behalf of TGF; and it was further

RESOLVED, that the Paying Agency Agreement among FTIS, LLC, TGF, TGSS, S.A. and Merck be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Paying Agency Agreement on behalf of TGF; and it was further

RESOLVED, that the Paying Agency Agreement among FTIS, LLC, TGF, TGSS, S.A. and Chase AG be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Paying Agency Agreement on behalf of TGF; and it was further

RESOLVED, that the Paying Agency Agreement among FTIS, LLC, TGSCF, TGSS, S.A. and Chase AG be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGSCF be, and they hereby are, authorized and directed to take whatever action is necessary to execute and deliver said Paying Agency Agreement on behalf of TGSCF.

Mr. Sims then directed the Board's attention to a discussion regarding the reorganization of Franklin Templeton Services, Inc. ("FTSI") into a limited liability company under Templeton Worldwide, Inc., necessitating the transfer of Administration Agreements for TGF, TFI, TGSCF, TIT, TCAF, TGOT, TDMT, TIFI, TGIT, TEMF, TGIF, TGG, TCWF, TEMIF, TEMAF, TRF, TVF and TDF (the "FTSI Administered Funds"), Sub-Administration Agreements for TCWF, TEMAF and TRF, and Japanese Shareholder Servicing and Administration Agreement for TDF from FTSI to Franklin Templeton Services, LLC ("FTS, LLC"). Mr. Sims explained that there would be merely a change in the form of organization of FTSI and that there would be no material change in the personnel responsible for administering the Funds and that management of FTS, LLC would be the same as management of FTSI. In order to effectuate the transfer, Mr. Sims noted that it would be necessary to approve new Administration Agreements and Sub-Administration Agreements between the FTSI Administered Funds and FTS, LLC. After further discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Directors/Trustees present and voting separately at the meeting, it was determined that:

WHEREAS, the terms of the proposed Administration Agreements between FTS, LLC and the FTSI Administered Funds, which are substantially identical to those of the current Administration Agreements between FTSI and the FTSI Administered Funds, are found to be fair and reasonable;

WHEREAS, the terms of the proposed Sub-Administration Agreements between FTS, LLC, Princeton Administrators, L.P. ("Princeton") and TCWF, TEMAF, and TRF, which are substantially identical to those of the current Sub-Administration Agreements between FTSI, Princeton and TCWF, TEMAF and TRF, are found to be fair and reasonable; and

WHEREAS, the terms of the proposed Japanese Shareholder Servicing and Administration Agreement between FTS, LLC, TDF and Nomura Asset Management U.S.A., formerly Nomura Capital Management, Inc. ("Nomura"), which is substantially identical to those of the current Japanese Shareholder Servicing and Administration Agreement between FTISI, TDF and Nomura, are found to be fair and reasonable.

NOW, THEREFORE, BE IT RESOLVED, that the Administration Agreement between TGF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TGF; and it was further

RESOLVED, that the Administration Agreement between TFI, on behalf of TWF and TFF, and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TFI be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TWF and TFF; and it was further

RESOLVED, that the Administration Agreement between TGSCF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGSCF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TGSCF; and it was further

RESOLVED, that the Administration Agreement between TIT, on behalf of TGBF, and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIT be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TGBF; and it was further

RESOLVED, that the Administration Agreement between TCAF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TCAF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TCAF; and it was further

RESOLVED, that the Administration Agreement between TGOT and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGOT be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TGOT; and it was further

RESOLVED, that the Administration Agreement between TDMT and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TDMT be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TDMT; and it was further

RESOLVED, that the Administration Agreement between TIFI, on behalf of EMFXS, FES and EMS, and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TIFI be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of EMFXS, FES and EMS; and it was further

RESOLVED, that the Administration Agreement between TGIT, on behalf of TIF and TLAF, and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGIT be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TIF and TLAF; and it was further

RESOLVED, that the Administration Agreement between TEMF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TEMF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TEMF; and it was further

RESOLVED, that the Administration Agreement between TGIF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGIF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TGIF; and it was further

RESOLVED, that the Administration Agreement between TGG and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TGG be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TGG; and it was further

RESOLVED, that the Administration Agreement between TEMIF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TEMIF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TEMIF; and it was further

RESOLVED, that the Administration Agreement between TCWF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TCWF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TCWF; and it was further

RESOLVED, that the Administration Agreement between TEMAF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TEMAF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TEMAF; and it was further

RESOLVED, that the Administration Agreement between TRF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TRF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TRF; and it was further

RESOLVED, that the Administration Agreement between TVF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TVF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TVF; and it was further

RESOLVED, that the Administration Agreement between TDF and FTS, LLC be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TDF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Administration Agreement on behalf of TDF; and it was further

RESOLVED, that the Sub-Administration Agreement between TCWF, FTS, LLC, and Princeton be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TCWF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Sub-Administration Agreement on behalf of TCWF; and it was further

RESOLVED, that the Sub-Administration Agreement between TEMAF, FTS, LLC, and Princeton be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TEMAF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Sub-Administration Agreement on behalf of TEMAF; and it was further

RESOLVED, that the Sub-Administration Agreement between TRF, FTS, LLC, and Princeton be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TRF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Sub-Administration Agreement on behalf of TRF; and it was further

RESOLVED, that the Japanese Shareholder Servicing and Administration Agreement between TDF, FTS, LLC, and Nomura be, and it hereby is, approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and that the appropriate officers of TDF be, and they hereby are, authorized and directed to take whatever action is necessary, to execute and deliver said Japanese Shareholder Servicing and Administration Agreement on behalf of TDF.

CONSIDERATION OF PROPOSED SUB-ADVISORY AGREEMENT (TGSCF)

Next, Mr. Everett directed the Board's attention to management's proposal to implement a sub-advisory agreement between Templeton Investment Counsel, Inc. and Templeton Asset Management Ltd. while Simon Rudolph, portfolio manager of TGSCF, completed a work assignment in Hong Kong. Mr. Everett reviewed with the Board a memorandum outlining the proposal, as well as a form of Sub-Advisory Agreement. It was also noted that the Board had previously discussed the reorganization of TICI and approved the transfer of TGSCF's Investment Management Agreement with TICI to Templeton Investment Counsel, LLC. After further discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Directors/Trustees present and voting separately at the meeting, it was determined that:

WHEREAS, Templeton Investment Counsel, Inc. ("TICI") and Templeton Asset Management Ltd. ("TAML") are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and engaged in the business of supplying investment management services, as an independent contractor;

WHEREAS, TICI, pursuant to an investment management agreement, has been retained to render investment advisory services to TGSCF, an investment management company registered with the U.S. Securities and Exchange Commission (the "SEC") pursuant to the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, Simon Rudolph, Senior Vice President of TICI, and lead portfolio manager for TGSCF, will be residing in Hong Kong during which time he will be employed by TAML and TICI wishes to enter into an agreement with TAML to enable Mr. Rudolph to continue to perform his responsibilities as lead portfolio manager of TGSCF during his employment with TAML;

WHEREAS, the Board has found the terms of the proposed Investment Management Agreement between Templeton Investment Counsel, LLC ("TIC, LLC") and TGSCF, which are substantially identical to those of the current Investment Management Agreement between TICI and TGSCF, to be fair and reasonable, and has approved the proposed Investment Management Agreement effective January 1, 2001, or as soon thereafter as is operationally feasible;

WHEREAS, the terms of the proposed Sub-Advisory Agreement between TAML and TIC, LLC, which are substantially identical to those of the Sub-Advisory Agreement between TAML and TICI, are found to be fair and reasonable; and

WHEREAS, the proposed Investment Management Agreement and Sub-Advisory Agreement do not involve a change of actual control or management with respect to the investment management of TGSCF, and therefore do not constitute an "assignment" as defined in Rule 2a-6 under the 1940 Act, and do not require approval of the shareholders of TGSCF under the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Sub-Advisory Agreement, in substantially the form presented to this meeting, be and it hereby is, approved; and it was further

RESOLVED, that the Sub-Advisory Agreement between TIC, LLC and TAML, hereby is approved effective January 1, 2001, or as soon thereafter as is operationally feasible; and it was further

RESOLVED, that the appropriate officers of TGSCF, be, and they hereby are, authorized to take any and all actions necessary to effectuate said Sub-Advisory Agreements on behalf of TGSCF.

<u>CONSIDERATION OF MATTERS IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS</u>

<u>MATTERS RELATING TO THE ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS</u> (TCWF, TEMF, TEMIF, TGG, TGIF)

At the request of the Chairman, Mr. Hines, Chairman of the Nominating and Compensation Committee, called for the nomination of Directors/Trustees of the Funds to stand for election by the Shareholders of the Funds at the 2001 Annual Shareholders meetings. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting in person at the meeting, it was:

RESOLVED, that the following slate of Directors/Trustees be, and they hereby are, nominated to stand for election by the Shareholders of the Funds as Directors/Trustees of the Funds to hold office as so specified and until their successors are duly elected and qualified:

<u>Nominees for Directors/Trustees to hold office until the 2004 Annual Meeting of Shareholders</u>

TEMPLETON CHINA WORLD FUND, INC.

Andrew H. Hines, Jr.
Charles B. Johnson
Charles E. Johnson
Constantine D. Tseretopoulos

TEMPLETON EMERGING MARKETS FUND, INC.

Harmon E. Burns
Andrew H. Hines, Jr.
Charles B. Johnson
Constantine D. Tseretopoulos

TEMPLETON EMERGING MARKETS INCOME FUND, INC.

Harmon E. Burns
Frank J. Crothers
Andrew H. Hines, Jr.
Charles B. Johnson

TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST

Harris J. Ashton
S. Joseph Fortunato
Andrew H. Hines, Jr.
Gordon S. Macklin

TEMPLETON GLOBAL INCOME FUND, INC.

Frank J. Crothers
Charles B. Johnson
Betty P. Krahmer
Fred R. Millsaps

The Board then approved Monday, February 26, 2001, as the date of the above Funds' Annual Meeting of Shareholders, to take place at the Fund's offices, 500 East Broward Boulevard, Ft. Lauderdale, Florida 33394. The Board also approved Monday, December 4, 2000, as the record date for those shareholders entitled to receive notice of, and to vote at, the Annual Meeting on February 26, 2001. After discussion, upon motion duly made, seconded and unanimously carried it was:

> **RESOLVED**, that the Annual Meeting of the Shareholders of each Fund be held on February 26, 2001, at 500 East Broward Boulevard, Ft. Lauderdale, Florida 33394; and it was further
>
> **RESOLVED**, that the close of business on December 4, 2000, be, and it hereby is, fixed as the record date for the determination of the shareholders entitled to receive notice of and to vote at said meetings.

<u>MATTERS RELATING TO ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS</u> (TEMAF, TDF, TRF, TCAF, TVF)

Next, Ms. Green reported that the Annual Meetings of Shareholders of TEMAF, TDF and TRF were held on August 28, 2000, at the Funds' offices, 500 East Broward Boulevard, Ft. Lauderdale, Florida 33394. Ms. Green informed the Directors that at the TDF

Meeting, shareholders rejected the shareholder proposal requesting that the Board of Directors consider approving, and submitting for shareholder approval, a proposal to convert TDF from a closed-end fund to an open-end fund. Ms. Green next reported that, at the August 28th Meetings, shareholders ratified the selection of PricewaterhouseCoopers LLP as independent auditors for TEMAF, TDF and TRF and elected the following Directors to hold office until their successors are duly elected and qualified:

Templeton Dragon Fund, Inc.
John Wm. Galbraith
Betty P. Krahmer
Gordon S. Macklin
Fred R. Millsaps

Templeton Emerging Markets Appreciation Fund, Inc.
Martin L. Flanagan
Andrew H. Hines, Jr.
Edith E. Holiday
Charles B. Johnson
Constantine D. Tseretopoulos

Templeton Russia Fund, Inc.
Harmon E. Burns
Frank J. Crothers
Betty P. Krahmer
Gordon S. Macklin
Fred R. Millsaps

Ms. Green then directed the Board's attention to the Report on the Special Shareholders' Meeting for TCAF, which was held on September 14, 2000 at the office of the Fund, 500 East Broward Boulevard, Ft. Lauderdale, Florida 33394. Ms. Green reported that, at the September 14th Meeting, shareholders of TCAF elected the following Directors to hold office until their successors are duly elected and qualified:

Harris J. Ashton
Nicholas F. Brady
Frank J. Crothers
S. Joseph Fortunato
John Wm. Galbraith
Andrew H. Hines, Jr.
Edith E. Holiday
Charles B. Johnson
Charles E. Johnson
Betty P. Krahmer
Gordon S. Macklin
Fred R. Millsaps
Constantine D. Tseretopoulos

She further reported that, at the September 14th Meeting, shareholders ratified the selection of PricewaterhouseCoopers LLP as TCAF's independent auditors. In addition, Ms. Green reported that the shareholders voted to approve the amendment of certain of TCAF's fundamental investment restrictions, the elimination of certain of TCAF's fundamental investment restrictions, the adoption of a Rule 12b-1 Distribution Plan and the reorganization of TCAF from a Maryland corporation to a Delaware business trust.

The Board was then asked to ratify the matters previously approved by Unanimous Written Consent of Directors for TVF. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the proposed modifications to TVF's By-laws, as previously approved by Unanimous Written Consent, be and they hereby are approved and ratified in all respects, with such changes as the Fund's officers may deem necessary or desirable.

<u>REVIEW OF SHAREHOLDER SERVICING AGENT REPORT</u> (TEMAF, TEMIF, TVF)

Mr. Gregory E. McGowan directed the Board's attention to a report by PaineWebber, the Shareholder Servicing Agent for each Fund, copies of which had previously been distributed to the Board. He outlined the services provided by PaineWebber under its agreement with each Fund and reviewed PaineWebber's performance under the agreements. A question and answer session then followed. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

<u>OTHER BUSINESS</u>

Mr. Murray L. Simpson informed the Board that the Templeton Foreign and Templeton World Funds have been named as co-defendants with Franklin Advisers, Inc., Franklin/Templeton Distributors, Inc., Franklin/Templeton Investor Services, Inc. and Franklin Money Fund in a complaint filed by First Lincoln Holdings, Inc. et al. in the U.S. District Court for the District of Delaware with respect to the Funds' policies regarding market timers. He noted that management believes that this lawsuit is without merit and intends to defend such lawsuit vigorously. The Board requested that they be kept informed of developments in this litigation.

<u>DATE OF NEXT MEETING</u>

The Chairman announced that, subject to future notices to be sent to the Directors/Trustees, the next regular meeting of the Board will be as follows:

DATE	MEETING	LOCATION
Tuesday, Nov. 28, 2000	Board Meeting (11:00 a.m.)	Turnberry Isle Resort and Club Aventura, Florida

AUTHORIZATION OF FURTHER ACTIONS

The final item of business concerned the authorization of officers of the Funds to carry out matters considered at the meeting. Upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the officers of the Funds be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the foregoing resolutions.

ADJOURNMENT

There being no further business, the meeting thereupon adjourned.

Dated: October 27, 2000



Barbara J. Green
Secretary

FT-SEC 163213

Exhibit E

Final

TEMPLETON GROWTH FUND, INC. ("TGF")
TEMPLETON FUNDS, INC. ("TFI")
Templeton World Fund ("TWF")
Templeton Foreign Fund ("TFF")
TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC. ("TGSCF")
TEMPLETON INCOME TRUST ("TIT")
Templeton Global Bond Fund ("TGBF")
TEMPLETON CAPITAL ACCUMULATOR FUND ("TCAF-DBT")
TEMPLETON CAPITAL ACCUMULATOR FUND, INC. ("TCAF")
TEMPLETON GLOBAL OPPORTUNITIES TRUST ("TGOT")
TEMPLETON DEVELOPING MARKETS TRUST ("TDMT")
TEMPLETON DEVELOPING MARKETS TRUST ("TDMT-DBT")
TEMPLETON INSTITUTIONAL FUNDS, INC. ("TIFI")
Foreign Equity Series ("FES")
Emerging Markets Series ("EMS")
Emerging Fixed Income Markets Series ("EFIMS")
Templeton Fiduciary Non-U.S. Core Equity Series
Foreign Smaller Companies Series
TEMPLETON GLOBAL INVESTMENT TRUST ("TGIT")
Templeton International (Ex EM) Fund ("TIF")
Templeton Latin America Fund ("TLAF")
TEMPLETON EMERGING MARKETS FUND ("TEMF-DBT")
TEMPLETON EMERGING MARKETS FUND, INC. ("TEMF")
TEMPLETON CHINA WORLD FUND, INC. ("TCWF")
TEMPLETON GLOBAL INCOME FUND, INC. ("TGIF")
TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST ("TGG")
TEMPLETON EMERGING MARKETS INCOME FUND, INC. ("TEMIF")
TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. ("TEMAF")
TEMPLETON DRAGON FUND ("TDF-DBT")
TEMPLETON DRAGON FUND, INC. ("TDF")
TEMPLETON RUSSIA FUND, INC. ("TRF")
TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. ("TVF")

Regular Meeting of the Board of Directors/Trustees
May 10, 2002

A regular meeting of the Board of Directors/Trustees of the above referenced Funds (each a "Fund" and collectively, the "Funds") was held at the offices of Franklin Resources, Inc., One Franklin Parkway, San Mateo, California, at 8:30 a.m. (local time) on Friday, May 10, 2002. Although the Boards met together for convenience in order to hear common presentations, each took action independently of the others. These minutes reflect the deliberations and decisions of each Fund's meeting.

There were present the following members of the Board:

Charles B. Johnson, Chairman*	All Funds
Harris J. Ashton	All Funds
Nicholas F. Brady*	All Funds
Harmon E. Burns*	For TGSCF, TEMF-DBT, TEMF, TEMIF, TRF and TVF
Frank J. Crothers	For TGF, TCAF-DBT, TCAF, TGOT, TDMT-DBT, TDMT, TIFI, TEMF-DBT, TEMF, TGIT, TGIF, TCWF, TGG, TEMIF, TEMAF, TDF-DBT, TDF and TRF
Martin L. Flanagan*	For TGIT, TEMAF, TDF-DBT, TDF, TRF and TVF
S. Joseph Fortunato	All Funds
Andrew H. Hines, Jr.	All Funds
Edith E. Holiday	For TGF, TIT, TCAF-DBT, TCAF, TGOT, TDMT-DBT, TDMT, TIFI, TGIT, TEMF-DBT, TEMF, TCWF, TGIF, TGG, TEMIF, TEMAF, TDF-DBT, TDF, TRF and TVF
Charles E. Johnson*	For TCAF-DBT, TCAF, TDMT-DBT, TDMT and TCWF
Betty P. Krahmer	All Funds
Gordon S. Macklin	All Funds
Fred R. Millsaps	All Funds
Constantine D. Tseretopoulos	For TGF, TCAF-DBT, TCAF, TGOT, TDMT-DBT, TDMT, TIFI, TEMF-DBT, TEMF, TGIT, TGIF, TCWF, TGG, TEMIF, TEMAF, TDF-DBT, TDF, TRF and TVF

The following member of the Board was not present at the meeting:

Rupert H. Johnson, Jr.*	For TFI, TGOT, TGG and TEMAF

Also present were Jeffrey A. Everett, President of Templeton Global Advisors Limited and an officer and portfolio manager of certain of the Funds; Christopher Molumphy, Executive Vice President and Chief Investment Officer – Fixed Income Investments of Franklin Advisers, Inc.; Mark Boyadjian, Senior Vice President and Chief Administrative Officer – Portfolio Group, Franklin Templeton Investments; Murray L. Simpson, General Counsel of Franklin Resources, Inc. and Vice President and Assistant Secretary of the Funds; Barbara J. Green, Deputy General Counsel of Franklin Resources, Inc. and Vice President and Secretary of the Funds; Gregory E. McGowan, officer of certain of the Funds; Bruce S. Rosenberg, Treasurer of the Funds; Donald F. Reed, Chairman of Templeton Investment Counsel, LLC, Director of Templeton Growth Fund, Ltd. and President of Templeton Institutional Funds, Inc.; Dr. John M. Templeton, Jr., Chairman of Templeton Growth Fund, Ltd.; David Bissett, Keith C. Hendrick, William James, Bruce S. MacGowan and Joan R. Randall, Directors of Templeton Growth Fund, Ltd.; Bruce G. Leto and Lisa A. Duda of Stradley Ronon Stevens & Young, LLP, counsel to the Funds; Brian E. Lorenz of Bleakley Platt & Schmidt, counsel to the Independent Directors/Trustees; James R. Baio, Chief Administrative Officer of Franklin Templeton Companies, LLC; William J. Lippman, portfolio manager and/or officer of one or more of the

* "Interested Person" as defined in the Investment Company Act of 1940, as amended (the "1940 Act").

Franklin Funds and/or the Templeton Funds (collectively, the "Franklin Templeton Funds"); Jimmy D. Gambill, President of Franklin Templeton Services, LLC.; Kenneth A. Lewis, Chief Administrative Officer of Franklin Templeton Distributors, Inc.; Basil K. Fox, Jr., President of Franklin Templeton Investor Services, LLC; Prabhu Palani, Senior Vice President – Institutional Product Management, FTI Institutional, LLC; and Steven Gray, Assistant Secretary of one or more of the Funds. Attending the meeting by telephone was Mark Mobius, Managing Director of Templeton Asset Management Ltd. and an officer and portfolio manager of certain of the Funds.

OPENING OF THE MEETING

An opening prayer was offered by Dr. John M. Templeton. The Chairman then called the meeting to order and, at his request, Ms. Barbara J. Green acted as Secretary of the meeting and recorded the minutes.

NOTICE AND QUORUM

Ms. Green presented a notice of the meeting which, she reported, had been duly given to each Board member. The Chairman confirmed that a quorum was present and stated that the meeting had been properly constituted for the transaction of business.

APPROVAL OF MINUTES

The Chairman asked if there were any corrections to be made to the minutes of the regular meeting of the Board of each Fund held on February 26, 2002, and the minutes of the telephonic special meeting of the Boards of TDMT, TEMF, TEMAF, TDF, and TVF held on March 19, 2002, copies of which had been previously distributed to each of the Board members. Corrections being noted, the minutes were thereupon approved and ordered filed.

REPORT OF NOMINATING AND COMPENSATION COMMITTEE (TEMAF, TRF, TDMT, TDMT-DEBT)

Mr. Andrew H. Hines, Jr., Chairman of the Nominating and Compensation Committee, then reviewed each of the individuals selected by the Committee as nominees to stand for election as Directors by the shareholders of TRF and TEMAF at the annual meetings to be held in 2002 and the nominees to stand for election as Trustees of TDMT at a special meeting of shareholders to be held in 2002. After discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Board members who are not interested persons of the Funds, as defined in the 1940 Act (the "Independent Directors/Trustees"), it was:

> **RESOLVED,** that the following individuals be, and they hereby are, nominated to stand for election by the Shareholders of TEMAF as Directors of the Fund, to hold office as so specified and until their successors are duly elected and qualified:

FT-SEC 163472

Nominees for Director to hold office until the
2005 Annual Meeting of Shareholders

Betty P. Krahmer
Gordon S. Macklin
Rupert H. Johnson, Jr.
Fred R. Millsaps

and it was further

RESOLVED, that the following individuals be, and they hereby are, nominated to stand for election by the Shareholders of TRF as Directors of the Fund, to hold office as so specified and until their successors are duly elected and qualified:

Nominees for Director to hold office until the
2005 Annual Meeting of Shareholders

Harris J. Ashton
Nicholas F. Brady
S. Joseph Fortunato
Constantine D. Tseretopoulos

and it was further

RESOLVED, that in accordance with ARTICLE II, Section 2.11 of TDMT's Amended and Restated Declaration of Trust, as amended to date, the number of Trustees of TDMT is hereby fixed at 12.

and it was further

RESOLVED, that the following individuals be, and they hereby are, nominated to stand for election by the Shareholders of TDMT as Trustees of the Fund to hold office until their successors are duly elected and qualified:

Charles B. Johnson, Chairman
Harris J. Ashton
Nicholas F. Brady
Frank J. Crothers
S. Joseph Fortunato
Andrew H. Hines, Jr.
Edith E. Holiday
Charles E. Johnson
Betty P. Krahmer
Gordon S. Macklin
Fred R. Millsaps
Constantine D. Tseretopoulos

Mr. Hines then noted that the Nominating and Compensation Committee of TDMT-DBT had reviewed and considered the proposed reorganization of TDMT into a Delaware business trust (TDMT-DBT). He further noted that the Nominating and Compensation Committee of TDMT-DBT had recommended that the shareholders of TDMT-DBT elect the current Trustees of TDMT as Trustees of TDMT-DBT. Thereupon, after further discussion, upon motion duly made, seconded and unanimously carried, and with the unanimous approval of the Independent Trustees, it was determined that

> **WHEREAS**, it has previously been proposed and recommended that shareholders of TDMT approve the reorganization of TDMT into a Delaware business trust (TDMT-DBT), to assume the business of TDMT, which is currently operated as a Massachusetts business trust; and
>
> **WHEREAS**, in anticipation of approval by shareholders of TDMT of the proposed change in TDMT's domicile to be effected by the reorganization of TDMT into a Delaware business trust, TDMT-DBT was formed pursuant to the requirements of the Delaware Business Trust Act; and
>
> **WHEREAS**, the Nominating and Compensation Committee of TDMT-DBT has recommended that the shareholders of TDMT-DBT elect the current Trustees of TDMT as Trustees of TDMT-DBT formed in connection with the proposed reorganization of TDMT into TDMT-DBT;
>
> **NOW, THEREFORE, BE IT**
>
> **RESOLVED**, that the Board of Trustees of TDMT-DBT hereby nominates to stand for election, and recommends that the shareholders of TDMT-DBT vote in favor of the election of the Trustees of TDMT to serve as Trustees of TDMT-DBT, which was formed in connection with the proposed reorganization of TDMT into TDMT-DBT, which reorganization shall be subject to approval by the shareholders of TDMT.

ANNUAL (TGIT, TEMAF, TRF, TVF) AND SPECIAL (ALL FUNDS) ELECTION OF OFFICERS

The Chairman called for the annual election of officers for each Fund with a fiscal year ending March 31 (TGIT, TEMAF, TRF, TVF). After discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the following individuals be, and they hereby are, elected to the offices of each Fund set forth opposite their names below, each of them to hold office until his or her successor shall have been duly chosen and qualified:

Templeton Global Investment Trust	
President:	Jeffrey A. Everett
Vice President:	Charles B. Johnson
Vice President:	Rupert H. Johnson, Jr.
Vice President:	Harmon E. Burns
Vice President:	Charles E. Johnson
Vice President:	Martin L. Flanagan
Vice President:	Gary Clemons
Vice President:	John R. Kay
VP/Asst. Secretary:	Murray L. Simpson
VP and Secretary:	Barbara J. Green
VP/Asst. Secretary:	David P. Goss
VP – AML Compliance:	Michael O. Magdol
Treasurer:	Bruce S. Rosenberg
Asst. Vice President:	Richard L. Kuersteiner
Asst. Secretary:	Steven Gray
Asst. Secretary:	Robert C. Rosselot
Asst. Secretary:	Lori A. Weber
Assistant Treasurer:	Karen P. DeBellis
Assistant Treasurer:	Charles R. Sims

Templeton Emerging Markets Appreciation Fund, Inc.	
President:	Mark Mobius
Vice President:	Charles B. Johnson
Vice President:	Rupert H. Johnson, Jr.
Vice President:	Harmon E. Burns
Vice President:	Charles E. Johnson
Vice President:	Martin L. Flanagan
Vice President:	Jeffrey A. Everett
Vice President:	John R. Kay
VP/Asst. Secretary:	Murray L. Simpson
VP and Secretary:	Barbara J. Green
VP/Asst. Secretary:	David P. Goss
VP – AML Compliance:	Michael O. Magdol
Treasurer:	Bruce S. Rosenberg
Asst. Vice President:	Richard L. Kuersteiner
Asst. Secretary:	Robert C. Rosselot
Asst. Secretary:	Lori A. Weber
Assistant Treasurer:	Karen P. DeBellis
Assistant Treasurer:	Charles R. Sims

Templeton Russia Fund, Inc.	
President:	Mark Mobius
Vice President:	Charles B. Johnson
Vice President:	Rupert H. Johnson, Jr.
Vice President:	Harmon E. Burns
Vice President:	Charles E. Johnson
Vice President:	Martin L. Flanagan
Vice President:	Jeffrey A. Everett
Vice President:	John R. Kay
VP/Asst. Secretary:	Murray L. Simpson
VP and Secretary:	Barbara J. Green
VP/Asst. Secretary:	David P. Goss
VP – AML Compliance:	Michael O. Magdol
Treasurer:	Bruce S. Rosenberg
Asst. Vice President:	Richard L. Kuersteiner
Asst. Secretary:	Robert C. Rosselot
Asst. Secretary:	Lori A. Weber
Assistant Treasurer:	Karen P. DeBellis
Assistant Treasurer:	Charles R. Sims

Templeton Vietnam and Southeast Asia Fund, Inc.	
President:	Mark Mobius
Vice President:	Charles B. Johnson
Vice President:	Rupert H. Johnson, Jr.
Vice President:	Harmon E. Burns
Vice President:	Charles E. Johnson
Vice President:	Martin L. Flanagan
Vice President:	Jeffrey A. Everett
Vice President:	John R. Kay
VP/Asst. Secretary:	Murray L. Simpson
VP and Secretary:	Barbara J. Green
VP/Asst. Secretary:	David P. Goss
VP – AML Compliance:	Michael O. Magdol
Treasurer:	Bruce S. Rosenberg
Asst. Vice President:	Richard L. Kuersteiner
Asst. Secretary:	Robert C. Rosselot
Asst. Secretary:	Lori A. Weber
Assistant Treasurer:	Karen P. DeBellis
Assistant Treasurer:	Charles R. Sims

Ms. Green then noted that the Boards of the remaining Funds were being asked to elect Mr. Michael O. Magdol as Vice President – AML Compliance. She described the purpose of the proposed new officer position, to oversee the Funds' compliance with anti-money laundering policies and procedures, including compliance with the recently enacted USA PATRIOT Act. After discussion, upon motion duly made, seconded and unanimously carried, it was:

(ALL FUNDS)

> **RESOLVED,** that Michael O. Magdol be, and hereby is, appointed as Vice President – AML Compliance of each Fund, to hold office until his successor shall have been duly chosen and qualified:

REVIEW OF PORTFOLIO MANAGEMENT RESPONSIBILITIES

The Board then reviewed a list of current portfolio management personnel for the Funds. After discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

INVESTMENT MANAGER'S PERFORMANCE

The Board reviewed a comparison of the performance of each Fund with other Templeton Funds and with various securities indices for the period ended March 31, 2002. The Board also reviewed reports listing the portfolio holdings of each Fund by country and by industry or currency distribution as of March 31, 2001 and March 31, 2002, including each Fund's cash position. In addition, the Board reviewed a summary of the securities purchased and sold during the period from January 1 through March 31, 2002.

At the Chairman's request, Dr. Mark Mobius discussed various factors affecting the performance of TIFI – EMS, TDMT, TEMF, TCWF, the equity component of TEMAF, TDF, TRF and TVF. Mr. Jeffrey A. Everett was then asked to discuss various factors affecting the performance of TGF, TFI – TWF, TFI – TFF, TGSCF, TCAF, TGOT, TIFI – FES, TGIT – TIF, and TGIT – TLAF. The Chairman then asked Mr. Christopher Molumphy to discuss the fixed income funds (TIT – TGBF, TIFI – EFIMS, TGIF, TGG, and TEMIF and the fixed income component of TEMAF) and to provide the Board with an analysis of current market trends. There then followed a general discussion of each Fund's performance and an analysis of relevant factors, including recent trends in the securities markets and their impact on the philosophy of value-investing. Upon further discussion of the performance of the Funds, the Board accepted the reports and requested that copies be filed with the record of the meeting.

REPORT ON CLOSED-END FUNDS: MARKET PRICE AND DISCOUNT/PREMIUM AND SHARE REPURCHASE PROGRAM (TEMF, TGIF, TGG, TEMIF, TCWF, TEMAF, TDF, TVF, TRF)

Mr. Bruce G. Leto then summarized a report on the market price of each Fund's shares as compared to the net asset value, copies of which had been distributed prior to the meeting. The report outlined the extent to which the shares were trading above/below net asset value and included materials outlining the extent to which the shares were trading above/below net asset value as compared to funds with generally similar investment objectives. The Board also reviewed a memorandum describing potential responses to a market discount from net asset value and reviewed the pricing history of each Fund to determine the extent to which additional affirmative action as outlined in the memorandum was warranted. After discussion, it was agreed that the portfolio managers for TEMF, TGIF, TEMIF and TRF are authorized to continue a program of share repurchases, in their discretion, in efforts to help reduce each Fund's current discount to net asset value as applicable. After further discussion, upon motion duly made, seconded, and unanimously carried, it was:

> **RESOLVED,** that the Board has considered the current market price in relation to the net asset value of each of TEMF's, TGIF's, TEMIF's and TRF's shares of common stock, in light of each Fund's performance, portfolio, dividend history, and investment policies and objectives and has determined that each Fund's share repurchase program should continue to be implemented as appropriate.

Next, it was noted that at a special telephonic Board meeting held on May 1, 2002, the Directors of TDF and TCWF had been provided with a management proposal relating to tender offers for each Fund. In that regard, the Boards were reminded that on June 22, 2001, the Directors of TDF and TCWF had announced the establishment of a nine month measurement period commencing on August 1, 2001 and ending on April 30, 2002 (the "Measurement Period") for evaluating the discount of the market value for each Fund's shares from their net asset value ("NAV"). According to each Board's announcement, if the Fund's shares traded at an average discount from NAV of 10% or more during the last 90 days of the Measurement Period (based on the closing price of every trading day during those 90 days), then the Fund's Board would take one of three actions, as soon as reasonably practicable, but no less than 180 days from the last day of the Measurement Period. Those actions were to: (i) commence a tender offer for a portion of the Fund's outstanding shares; or (ii) submit to shareholders a proposal to reorganize the Fund with either an open-end or closed-end fund; or (iii) submit to shareholders a proposal to convert the Fund to an open-end fund. It was noted that at the May 1, 2002 special telephonic Board meeting, the Boards had been informed that for both TDF and TCWF, each Fund's shares had traded at an average discount from NAV of more than 10% during the last 90 days of the Measurement Period. With respect to TDF, Mr. Leto noted that, as had been discussed preliminarily at the May 1, 2002 special telephonic Board meeting, management proposed that the previously announced initial tender offer for up to 10% of TDF's outstanding shares at 90% of NAV, be commenced within 90 days of April 30, 2002. He then described management's recommendation that the second tender offer be conducted for a minimum of 10% of TDF's outstanding shares at no less than 90% of NAV, to be commenced within 12 months after April 30, 2002. With respect to TCWF, Mr. Leto noted that management proposed that a tender offer for up to 10% of TCWF's outstanding shares at 90% of NAV be commenced as soon as reasonably practicable and in any event no later than 180 days from April 30, 2002. A question and answer session followed. After further discussion, upon motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

(TDF)

> **RESOLVED,** that the Board of Directors hereby approves the offer by TDF (the "Offer") to purchase up to ten percent (10%) of TDF's issued and outstanding common stock, $0.01 par value per share (the "Shares"), under the terms and conditions set forth in the term sheet

provided to the Board of Directors at this meeting and set forth in the following resolutions; and it was further

RESOLVED, that the Secretary of TDF shall file a copy of such term sheet with the record of this meeting; and it was further

RESOLVED, that the Offer shall commence on or after June 3, 2002, but not later than June 14, 2002, unless such date is later extended by action of this Board (the "Commencement Period"); and it was further

RESOLVED, that the Authorized Officers (as defined below) are authorized and directed to determine, in consultation with counsel, the date of commencement of the Offer within the Commencement Period (the "Commencement Date"); and it was further

RESOLVED, that the Offer shall terminate on or after the twentieth (20th) business day after the Commencement Date, but not later than the twenty-second (22nd) business day after the Commencement Date, the exact date to be determined by the Authorized Officers in consultation with counsel, unless such date is later extended by action of the Board (the "Termination Date"); and it was further

RESOLVED, that the purchase price per Share in the Offer shall be equal to ninety percent (90%) of the net asset value per share of the Shares as of the close of regular trading on the New York Stock Exchange on the Termination Date; and it was further

RESOLVED, that the Authorized Officers are authorized and directed to determine, in consultation with counsel, the date for determining the maximum aggregate number of Shares for which the Offer will be made (i.e., 10% of issued and outstanding Shares as of such date), which date shall be within seven (7) business days before the Commencement Date; and it was further

RESOLVED, that Templeton Asset Management Ltd., TDF's investment manager, is authorized and directed to determine the source of the funds to be used to purchase Shares in the Offer; *provided*, that the purchase price shall be financed through cash on hand and through (1) the sale of portfolio securities and/or (2) borrowing, each in the amount or amounts and on such terms as determined by the investment manager, in its reasonable discretion, subject to restrictions or limitations contained in TDF's charter documents or prospectus, any of TDF's material agreements or the rules and regulations promulgated under the Investment Company Act of 1940, as amended; and it was further

RESOLVED, that TDF may enter into, and the Authorized Officers are authorized on behalf of TDF to enter into, such arrangements to borrow funds for the purpose of paying the purchase price for Shares in the Offer as TDF's investment manager may reasonably deem necessary or appropriate, subject to restrictions or limitations contained in TDF's charter documents or prospectus, any of TDF's material agreements or the rules and regulations promulgated under the Investment Company Act of 1940, as amended; and it was further

RESOLVED, that all resolutions required by any financial institution or lender with respect to such borrowings are hereby adopted and that the Secretary of TDF or any of the Authorized Officers are authorized to certify to such financial institution or lender the adoption of the resolutions in the form used by that financial institution or lender; and it was further

RESOLVED, that TDF hereby appoints Mellon Investor Services, LLC to act as depositary and information agent with respect to the Offer and that the Authorized Officers are authorized and directed to enter into one or more agreements, and any amendments thereto, with Mellon Investor Services, LLC in such form as the Authorized Officers may approve; and it was further

RESOLVED, that Murray L. Simpson, Barbara J. Green, David P. Goss and John R. Kay, Vice Presidents of TDF, Lori A. Weber and Robert C. Rosselot, Assistant Secretaries of TDF, and Bruce S. Rosenberg, Treasurer of TDF (the "Authorized Officers"), and each of them, are hereby authorized and directed to take the following actions, in consultation with counsel, in addition to the other duties described in the foregoing resolutions with respect to the Offer:

(1) prepare, file and disseminate, or cause to be prepared, filed and disseminated, all necessary and appropriate agreements, instruments, applications, registration statements, prospectuses and other documents, and any amendments thereto, related to the Offer ("Offer Documents"), including (i) Offer Documents required to be filed with any governmental or quasi-governmental agency or any securities exchange, including any foreign governmental or quasi-governmental agency or securities exchange (including Schedules TO, and any amendments thereto, with the SEC), and (ii) Offer Documents to be disseminated to shareholders (including Letters to Shareholders, Offers to Purchase, Letters of Transmittal and Notices of Guaranteed Delivery, and any amendments thereto); and

(2) take such other actions as may be necessary or appropriate to commence and effectuate the Offer and the foregoing

resolutions including, without limitation, preparing and disseminating press releases related to the Offer and making such non-material changes and modifications to the Offer as they in their discretion shall determine to be appropriate; and it was further

RESOLVED, that the officers of TDF, and each of them, are authorized and directed to take such action as may be necessary or appropriate to determine, after consultation with counsel, whether payment of the purchase price for shares of TDF's common stock in the Offers is authorized, or not otherwise prohibited, by TDF's charter documents or prospectus, TDF's material agreements and the applicable rules and regulations of the Maryland General Corporation Law and the Investment Company Act of 1940, as amended, with respect to the repurchase of securities by an issuer and to (a) confirm and certify to the Board that such conditions are satisfied including, without limitation, that TDF would continue to be able to pay its indebtedness as such indebtedness becomes due in the usual course of business and TDF's total assets would not be less than TDF's total liabilities after giving effect to the repurchase of Shares in the Offer, or (b) to notify the Board that such conditions have not been or will not be satisfied.

(TCWF)

RESOLVED, that the Board of Directors hereby approves the offer by TCWF (the "Offer") to purchase up to ten percent (10%) of the TCWF's issued and outstanding common stock, $0.01 par value per share (the "Shares"), under the terms and conditions set forth in the term sheet provided to the Board of Directors at this meeting and set forth in the following resolutions; and it was further

RESOLVED, that the Secretary of TCWF shall file a copy of such term sheet with the record of this meeting; and it was further

RESOLVED, that the Offer shall commence on or after June 14, 2002 but not later than July 15, 2002, unless such date is later extended by action of this Board (the "Commencement Period"); and it was further

RESOLVED, that the Authorized Officers (as defined below) are authorized and directed to determine, in consultation with counsel, the date of commencement of the Offer within the Commencement Period (the "Commencement Date"); and it was further

RESOLVED, that the Offer shall terminate on the twentieth (20th) business day after the Commencement Date, unless such date is later extended by action of this Board (the "Termination Date"); and it was further

FT-SEC 163480

RESOLVED, that the purchase price per Share in the Offer shall be equal to ninety percent (90%) of the net asset value per share of the Shares as of the close of regular trading on the New York Stock Exchange on the Termination Date; and it was further

RESOLVED, that the Authorized Officers are authorized and directed to determine, in consultation with counsel, the date for determining the maximum aggregate number of Shares for which the Offer will be made (i.e., 10% of issued and outstanding Shares as of such date), which date shall be within seven (7) business days before the Commencement Date; and it was further

RESOLVED, that Templeton Asset Management Ltd., TCWF's investment manager, is authorized and directed to determine the source of the funds to be used to purchase Shares in the Offer; *provided*, that the purchase price shall be financed through cash on hand and through (1) the sale of portfolio securities and/or (2) borrowing, each in the amount or amounts and on such terms as determined by the investment manager, in its reasonable discretion, subject to restrictions or limitations contained in TCWF's charter documents or prospectus, any of TCWF's material agreements or the rules and regulations promulgated under the Investment Company Act of 1940, as amended; and it was further

RESOLVED, that TCWF may enter into, and the Authorized Officers are authorized on behalf of TCWF to enter into, such arrangements to borrow funds for the purpose of paying the purchase price for Shares in the Offer as TCWF's investment manager may reasonably deem necessary or appropriate, subject to restrictions or limitations contained in TCWF's charter documents or prospectus, any of TCWF's material agreements or the rules and regulations promulgated under the Investment Company Act of 1940, as amended; and it was further

RESOLVED, that all resolutions required by any financial institution or lender with respect to such borrowings are hereby adopted and that the Secretary of TCWF or any of the Authorized Officers are authorized to certify to such financial institution or lender the adoption of the resolutions in the form used by that financial institution or lender; and it was further

RESOLVED, that TCWF hereby appoints Mellon Investor Services, LLC to act as depositary and information agent with respect to the Offer and that the Authorized Officers are authorized and directed to enter into one or more agreements, and any amendments thereto, with

Mellon Investor Services, LLC in such form as the Authorized Officers may approve; and it was further

RESOLVED, that Murray L. Simpson, Barbara J. Green, David P. Goss and John R. Kay, Vice Presidents of TCWF, Lori A. Weber and Robert C. Rosselot, Assistant Secretaries of TCWF, and Bruce S. Rosenberg, Treasurer of TCWF (the "Authorized Officers"), and each of them, are hereby authorized and directed to take the following actions, in consultation with counsel, in addition to the other duties described in the foregoing resolutions with respect to the Offer:

(1) prepare, file and disseminate, or cause to be prepared, filed and disseminated, all necessary and appropriate agreements, instruments, applications, registration statements, prospectuses and other documents, and any amendments thereto, related to the Offer ("Offer Documents"), including (i) Offer Documents required to be filed with any governmental or quasi-governmental agency or any securities exchange, including any foreign governmental or quasi-governmental agency or securities exchange (including Schedules TO, and any amendments thereto, with the SEC), and (ii) Offer Documents to be disseminated to shareholders (including Letters to Shareholders, Offers to Purchase, Letters of Transmittal and Notices of Guaranteed Delivery, and any amendments thereto); and

(2) take such other actions as may be necessary or appropriate to commence and effectuate the Offer and the foregoing resolutions including, without limitation, preparing and disseminating press releases related to the Offer and making such non-material changes and modifications to the Offer as they in their discretion shall determine to be appropriate; and it was further

RESOLVED, that the officers of TCWF, and each of them, are authorized and directed to take such action as may be necessary or appropriate to determine, after consultation with counsel, whether payment of the purchase price for shares of TCWF's common stock in the Offers is authorized, or not otherwise prohibited, by TCWF's charter documents or prospectus, TCWF's material agreements and the applicable rules and regulations of the Maryland General Corporation Law and the Investment Company Act of 1940, as amended, with respect to the repurchase of securities by an issuer and to (a) confirm and certify to the Board that such conditions are satisfied including, without limitation, that TCWF would continue to be able to pay its indebtedness as such indebtedness becomes due in the usual course of business and TCWF's total assets would not be less than TCWF's total liabilities after giving effect to the repurchase of Shares in the Offer, or

(b) to notify the Board that such conditions have not been or will not be satisfied.

REVIEW OF SALES, REDEMPTIONS AND EXCHANGES OF FUND SHARES (TGF, TFI, TGSCF, TIT, TCAF, TDMT, TGOT, TGIT, TIFI)

Mr. Kenneth A. Lewis reviewed with the Board a report on sales, redemptions and exchanges of each Fund's shares during 1998, 1999, 2000, 2001 and the first three months of 2002, copies of which had been previously distributed to the Board. He also noted that market timing activity in the Franklin Templeton Fund complex continued to decline during the first quarter of 2002, and he reminded the Directors/Trustees that each of the Funds had adopted a policy prohibiting market timing activity. After further discussion, the Board accepted the report and requested that a copy of it be filed with the record of the meeting.

FAIR VALUE REPORTS AND "FAIR VALUE" DETERMINATION

Mr. Jimmy D. Gambill reviewed with the Board the ongoing fair valuation of portfolio securities for which market quotations are not readily available and securities and currencies that require special valuation considerations as set forth in the report distributed to the Board. Management's recommendations for the valuation of the securities and currencies were discussed. The Board then reviewed the Illiquid Securities Summary, which described all securities deemed illiquid in each Fund's portfolio as of March 31, 2002. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees, it was:

RESOLVED, that the specified portfolio securities for which market quotations are not readily available and securities and currencies that require special valuation considerations be valued as set forth in Exhibit 2.3 to the Board materials, and that a copy of said Exhibit be filed with the record of the meeting.

REPORT OF THE VALUATION OVERSIGHT COMMITTEE

Mr. Gambill next reviewed with the Board the actions taken by the Valuation Oversight Committee between April 22, 2002 and April 29, 2002. He noted that certain events occurring in Argentina during the period caused the Valuation Oversight Committee to take action to value securities in several of the Funds. The Committee's recommendations for the valuation of the securities were discussed. The Board then reviewed the Valuation Oversight Committee Report, including minutes of the Committee meetings. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees, it was:

RESOLVED, that the actions taken by the Valuation Oversight Committee, as presented at this meeting, be, and they hereby are, approved and ratified, and that a copy of said Committee's Report be filed with the record of the meeting.

REVIEW OF RULE 144A SECURITIES REPORT

Mr. Gambill then reviewed with the Board the pricing and liquidity of securities purchased pursuant to Rule 144A under the Securities Act of 1933. Each Board considered the report and information contained therein relevant to the liquidity and pricing of these securities. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> RESOLVED, that the Rule 144A securities identified at this meeting be, and they hereby are, considered liquid or illiquid, as set forth in Exhibit 2.3 to the Board materials, and that a copy of said Exhibit be filed with the record of the meeting.

REPORT ON NET ASSET VALUE (NAV)

The Board's attention was then directed to a report regarding the calculation of NAVs for the Templeton Funds for the period February 1, 2002 through March 31, 2002. It was noted that there were no net asset value discrepancies to report for the Templeton Funds during the period. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

COMPLEX SECURITIES HOLDINGS (TGIF, TEMIF, TGG, TIT, TEMAF)

Mr. Bruce S. Rosenberg then directed the Board's attention to a report on each Fund's holdings of complex securities as of March 31, 2002. Mr. Rosenberg noted that TIT-TGBF had engaged in forward contracts during the period January 1, 2002 through March 31, 2002. He then entertained questions from the Board. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

REVIEW OF SECURITIES LENDING ACTIVITIES

Mr. Rosenberg next directed the Board's attention to a report of the Funds' securities lending activities for the period September 1, 2001 through March 31, 2002. It was noted that TGF had entered into five securities lending transactions during the period and that TWF had entered into one securities lending transaction during the period. Mr. Rosenberg referred the Directors of TFI, on behalf of TWF, and TGF to the report describing the transactions and the results achieved. He noted that there was no other securities lending activity for the period. A question and answer session followed. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

UPDATE OF DOMESTIC/FOREIGN CUSTODY ARRANGEMENTS (ALL FUNDS); REPORT ON RUSSIAN SHARE REGISTRATION SYSTEM (ALL FUNDS EXCEPT TDF AND TCWF)

Mr. Gambill then directed the Board's attention to a letter dated April 11, 2002, from Mr. Edward J. Neeck, Vice President of JPMorgan Chase Bank Investor Services, which outlined significant custodial network events for the first quarter of 2002. Mr. Gambill reviewed with the Board its oversight responsibilities under Rule 17f-5 and the Russian Rider to the Funds' Custody

Agreements. He noted that, as part of its oversight responsibilities, the Board receives a quarterly report from JPMorgan Chase Bank outlining the current status of the Russian share registration system and the procedures utilized by JPMorgan Moscow and CSFB AO, JPMorgan Chase Bank's subcustodians in Russia, to ensure that the Funds' interests were adequately recorded. The letter further noted that no matters of general concern regarding the Russian share registration system had come to JPMorgan Moscow's or CSFB AO's attention during the period covered by the report. After considering the report and discussion, the Board determined that the Funds' investment in Russian securities under the current monitoring system remained appropriate and was consistent with the best interest of the Funds' shareholders.

Mr. Gambill then directed each Board's attention to a second letter from Mr. Neeck, also dated April 11, 2002, which outlined significant events for the first quarter of 2002 relating to foreign securities depositories. It was noted that JPMorgan Chase Bank reported that it was not aware of any material changes in any depository that may have an impact on custodial arrangements. After discussion, the Board accepted the materials and requested that a copy be filed with the record of the meeting.

Mr. Gambill next noted that selection of foreign bank subcustodians had been delegated to JPMorgan Chase Bank as Foreign Custody Manager ("FCM") in compliance with amended Rule 17f-5 of the 1940 Act. He reminded the Board that JPMorgan Chase Bank had furnished quarterly written reports and updated information to the Board on an ongoing basis during the year and that the Bank had furnished a supplemental information package prior to the meeting relating to its custodial network and the foreign securities depositories, including identification of the current sub-custodian banks and depositories and certain financial data. Mr. Gambill noted that it was appropriate at this time for the Board to determine whether it is reasonable to continue to rely on JPMorgan Chase Bank to perform the delegated duties of FCM and the responsibilities of monitoring depository risks. After discussion, upon the recommendation of management, on motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that it is believed reasonable and in the best interests of each Fund that JPMorgan Chase Bank continue to act as Foreign Custody Manager for each Fund and monitor the custody risks associated with maintaining assets with eligible securities depositories and promptly notify each Fund or its Adviser or Subadviser of any material change in these risks; and it was further

> **RESOLVED**, that the appropriate officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to effect such foreign custody arrangements as deemed appropriate upon the advice of counsel.

It was then noted that Mary Catherine Orr, Senior Vice President of JPMorgan Chase, had provided a letter dated May 7, 2002, in response to a request from the Directors/Trustees that the Bank address its performance and credit quality in light of recent market events, including the bankruptcy of Enron and the Bank's derivative exposure. A discussion of the letter then followed, during which the Directors/Trustees asked questions regarding the safekeeping of the

Funds' assets. After further discussion, the Board accepted the letter and requested that a copy be filed with the record of the meeting.

APPROVAL OF ELIGIBLE BANKS AND DEALERS FOR REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Next, Mr. James R. Baio reviewed with the Board the approved lists of banks and non-bank dealers with which the Funds may engage in repurchase agreement transactions and securities lending transactions. Mr. Baio noted one name change among the approved list since the February 26, 2002 meeting. After discussion, upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that the lists of banks and non-bank dealers with which the Funds may engage in repurchase agreement transactions and securities lending transactions, as presented at this meeting be, and they hereby are, approved; and that a copy of said lists be filed with the record of the meeting.

REPORT OF THE AUDIT COMMITTEE

APPROVAL OF MARCH 31, 2002 FINANCIAL STATEMENTS (TGIT, TEMAF, TRF, TVF)

Mr. Fred R. Millsaps, Chairman of each Fund's Audit Committee, reported that, at the Committee's meeting held on May 3, 2002, each Fund's financial statements as of March 31, 2002 were carefully reviewed and approved by the Committee, which recommended the financial statements for approval by the Board. The Board reviewed printer's proofs of the annual reports for the fiscal year ended March 31, 2002 and, after discussion, upon the recommendations of the Audit Committee, and upon motion duly made, seconded and unanimously carried, it was:

> **RESOLVED**, that the annual report of each Fund for the fiscal year ended March 31, 2002, in substantially the form presented at this meeting be, and it hereby is, approved for printing and distribution to the shareholders.

CONSIDERATION OF APPOINTMENT OF INDEPENDENT AUDITORS (TGIT, TEMAF, TRF, TVF)

Mr. Millsaps then reported that the Audit Committee had reviewed the work of PricewaterhouseCoopers LLP ("PWC") as independent auditors of the Funds for the past fiscal year and recommended to the Board that PWC be selected as independent auditors for the current fiscal year ending March 31, 2003. After discussion and consideration of the Audit Committee's recommendation, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting at the meeting, it was:

RESOLVED, that the firm of PricewaterhouseCoopers LLP be, and it hereby is, selected as independent auditors for each Fund for the fiscal year ending March 31, 2003.

Mr. Millsaps then noted that PWC had provided the Directors/Trustees with its Independent Service Auditor's Report regarding Franklin Templeton Investor Services, LLC's ("FTIS") "Mutual Fund Shareholder Accounting and Related Shareholder Servicing Function" Report dated October 31, 2001. After further discussion, the Board accepted the Report and requested that a copy be filed with the record of the meeting.

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS (TGIT, TEMAF, TRF, TVF)

Next, Mr. Rosenberg reviewed the net income and realized capital gains available for distribution to shareholders. In light of this information, he stated that the Audit Committee recommended a distribution representing all remaining undistributed net investment income and net realized capital gains with respect to the fiscal year ended March 31, 2002. He then reviewed the amounts available for distribution to shareholders. On the basis of the Audit Committee's report and recommendation, after discussion, upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that the dividends and distributions as set forth below, on a per share basis, be paid on May 21, 2002, to shareholders of record as of May 16, 2002, subject to any changes or adjustments as may be deemed necessary or appropriate by the Fund's Treasurer to more accurately reflect all remaining undistributed net investment income and net realized capital gains with respect to the fiscal year ended March 31, 2002:

Fund	Net Investment Income	Short Term Capital Gains	Long Term Capital Gains
TGIT			
International (ex EM) Fund			
Class A	0.0494	0.0000	0.0000
Class C	0.0336	0.0000	0.0000
Advisor Class	0.0585	0.0000	0.0000
TGIT			
Latin America Fund			
Class A	0.0309	0.0000	0.0000
Class C	0.0028	0.0000	0.0000
Advisor Class	0.0430	0.0000	0.0000

and it was further

RESOLVED, that the dividends and distributions as set forth below, on a per share basis, be paid on June 18, 2002, to shareholders of record as of June 4, 2002, subject to any changes or adjustments as may be deemed necessary or appropriate by the Funds' Treasurer to more accurately reflect all remaining undistributed net investment income and net realized capital gains with respect to the fiscal year ended March 31, 2002:

Fund	Net Investment Income	Short Term Capital Gains	Long Term Capital Gains
TEMAF	0.1143	0.0000	0.0000
TVF	0.0410	0.0000	0.0000
TRF	0.0000	0.0968	0.0000

REPORT ON MONTHLY AND QUARTERLY DIVIDENDS (TIT, TGIF, TGG, TEMIF)

Next, the Chairman asked Mr. Rosenberg to report on the monthly and quarterly dividends paid by each Fund since January 1, 2002. Mr. Rosenberg then reviewed with the Board the report on monthly and quarterly dividends paid by each Fund. After discussion, upon motion duly made, seconded, and unanimously carried, it was:

RESOLVED, that the dividends paid by each Fund for the period January 2002 through March 2002 be, and they hereby are, approved and ratified as having been calculated in accordance with procedures previously established by the Board; and that a copy of the report be filed with the record of the meeting.

CONSIDERATION AND APPROVAL OF DIVIDEND AND RETURN OF CAPITAL POLICY (TIT, TGIF, TGG, TEMIF)

Mr. Rosenberg then reviewed with the Board the dividend and return of capital policy of each Fund, which was originally adopted at the May 23, 1996 Board meeting. He stated that the policy permits each Fund to pay ongoing dividends on a level basis. He noted that the purpose of the policy is to satisfy the expectations of investors and the dealer community that each Fund will pay a stable dividend although this may result, from time to time, in a return of capital. He also noted that management would monitor each Fund's dividends and the level of its income on an ongoing basis to determine whether any future changes to the dividend policy would be warranted. The Board then reviewed the amounts paid under the dividend and return of capital policy for the period January 1, 2002 through March 31, 2002. After discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the continuation of the dividend and return of capital policy be, and it hereby is, approved, and it was further

RESOLVED, that each Fund's Treasurer or any Assistant Treasurer be, and each of them hereby is, authorized to make any and all determinations regarding regular dividends of each Fund in accordance with the dividend and return of capital policy; and it was further

RESOLVED, that the appropriate officers of each Fund be, and they hereby are, authorized to take any and all actions necessary or appropriate to implement the above resolutions, such actions to include the issuance of a press release for TGIF, TGG and TEMIF, in substantially the form presented to this meeting.

RATIFICATION OF 2001 YEAR-END DIVIDENDS PAID

Mr. Rosenberg reviewed the 2001 distributions for the Funds. It was noted that the payments represented all undistributed net investment income and at least 98% of net investment income and capital gains realized in calendar year 2001. Mr. Rosenberg also noted that the materials provided to the Board included the total amounts of the distributions, as well as the amounts of net investment income, long term capital gains and short term capital gains. After discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the distributions set forth below, on a per share basis, paid on December 11, 2001 to shareholders of record on December 6, 2001 be, and they hereby are, approved and ratified:

FUND	CLASS	AMOUNT	FUND	CLASS	AMOUNT
TGIT- TIF	A	0.1260	TCAF		0.0125
	C	0.0802			
	Advisor	0.1576	TGOT	A	0.0699
				B	0.0000
TGIT-TLAF	A	0.0855		C	0.0000
	C	0.0594			
	Advisor	0.1133	TDMT	A	0.0737
				B	0.0101
TFI – TWF	A	0.0539		C	0.0014
	B	0.0188		Advisor	0.1109
	C	0.0179			
			TIFI – FES	Primary	0.2446
TFI – TFF	A	0.0349		Service	0.2446
	B	0.0139			
	C	0.0128	TIFI – EMS		0.1479
	Advisor	0.0423			
			TIFI-EFIMS		0.8528
TGF	A	0.1266			
	B	0.0870			
	C	0.0843			
	Advisor	0.1410			

and it was further

RESOLVED, that the distributions set forth below, on a per share basis, paid on December 21, 2001 to shareholders of record on December 18, 2001 be, and they hereby are, approved and ratified:

FUND	CLASS	AMOUNT
TIT - TGBF	A	0.0450
	C	0.0428
	Advisor	0.0470

and it was further

RESOLVED, that the distributions set forth below, on a per share basis, paid on December 24, 2001 to shareholders of record on December 13, 2001 be, and they hereby are, approved and ratified:

FUND	AMOUNT
TDF	0.2062

RESOLVED, that the distributions set forth below, on a per share basis, paid on December 31, 2001 to shareholders of record on December 14, 2001 be, and they hereby are, approved and ratified:

FUND	AMOUNT
TGIF	0.0450

and it was further

RESOLVED, that the distributions set forth below, on a per share basis, paid on January 16, 2002 to shareholders of record on December 31, 2001 be, and they hereby are, approved and ratified:

FUND	AMOUNT	FUND	AMOUNT
TCWF	0.0148	TEMIF	0.3295
TEMAF	0.3308	TEMF	0.0125
TGG	0.0400	TVF	0.0254
		TRF	0.0928

and it was further

RESOLVED, that a copy of the distribution schedule be filed with the record of the meeting.

COMPLIANCE MATTERS

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RESOLVED, that based upon the information provided in the Templeton Compliance Report, including the attachments thereto, the Board hereby determines that the transactions set forth in the report and its attachments were effected in compliance with the "Procedures for Interfund Transactions" adopted pursuant to Rule 17a-7; and that a copy of the report and its attachments be filed with the record of the meeting.

FT-SEC 163491

REDACTED

<u>Summary of Regulated Investment Company Diversification/Qualification Tests under Subchapter M of the Internal Revenue Code</u> - The Board's attention was directed to a report stating that each Fund had met the Diversification/Qualification tests under Subchapter M of the Internal Revenue Code.

<u>Fidelity Bond – SEC Rule 17g-1</u> –The Board then turned its attention to a review of the ICI Mutual Insurance Company joint fidelity bond coverage maintained for the Franklin Templeton Funds. A memorandum discussing such coverage prepared by Mr. Richard Ryan, Director of Risk Management, setting forth information, including assets of the various funds covered by the bond and required coverage under Rule 17g-1 of the 1940 Act, had been sent to the Board as part of the Board materials for the meeting. The materials presented included discussion of premium costs at various ranges of coverage, the nature and effect of such coverage on the Franklin Templeton Funds, and the allocation of bond premiums. After discussion, upon motion made, seconded, and unanimously adopted, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the Board members have considered all relevant factors relating to the participation of each Fund under a joint fidelity bond, including, among other things, the value of the aggregate assets of the Fund and of the other registered investment companies with respect to which Franklin Resources, Inc.'s affiliates presently act as investment manager or administrator (collectively, "Franklin Templeton Funds") and of the non-SEC registered investment companies with respect to which Franklin Resources, Inc.'s affiliates act as investment manager or administrator ("non-registered funds"), the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in which the Fund invests; and it was further
>
> **RESOLVED**, that the Board members have determined that it would be in the best interests of each Fund to maintain the fidelity bond coverage required under Rule 17g-1 under the Investment

Company Act of 1940, as amended (the "Rule"), jointly with Franklin Resources, Inc. and its subsidiaries, the other Franklin Templeton Funds and non-registered funds; and it was further

RESOLVED, that Fidelity Bond No. 87170102B ("the Fidelity Bond" or "Bond") issued by ICI Mutual Insurance Company, which Fidelity Bond provides for joint coverage for Franklin Resources, Inc. and its subsidiaries, the Franklin Templeton Funds and non-registered funds in the amount of $210,000,000 and a specifically allocated priority layer of $175,000,000 coverage for the Franklin Templeton Funds, will provide adequate coverage for the Franklin Templeton Funds, and is hereby approved, taking into consideration all relevant factors, including the number of parties to be named as insureds, their respective assets, and the requirements of the Rule, the nature of the business activities of such other parties, the amount of the Fidelity Bond, and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, the extent to which the share of the premium allocated to each Fund is less than the premium it would be required to pay to provide and maintain a single insured bond and the coverage provided under the Fidelity Bond; and it was further

RESOLVED, that the Amended and Restated Allocation Agreement between each Fund and the other covered persons under the Bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of the Rule, and reflecting the provisions of said Bond, be hereby continued and approved; and it was further

RESOLVED, that the Secretary of each Fund, or any other appropriate officer, be, and hereby is, authorized, empowered and directed to make such filings with the U. S. Securities and Exchange Commission as may be required from time to time pursuant to Rules under the Investment Company Act of 1940.

The Board next reviewed the existing ICI Mutual Insurance Company Directors and Officers/Errors and Omissions Liability Policy maintained by the Franklin Templeton Funds together with Franklin Resources, Inc. and its affiliates. It was noted that Mr. Ryan's memorandum contained information on combined coverage with Directors and Officers of the non-SEC registered funds, along with the coverage premiums involved and the proposed allocation of such premiums. After discussion, upon motion made, seconded and unanimously adopted, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

RESOLVED, that the combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance coverage for the Franklin Templeton Funds, Franklin Resources, Inc. and its affiliates and the non-registered funds, in the amount of $100,000,000 be, and it hereby is, approved on behalf of each Fund; and it was further

RESOLVED, that a layer of coverage available solely for the benefit of the Independent Directors/Trustees of the Franklin Templeton Funds and non-registered funds, in the amount of $60,000,000 under the combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance policy, in addition to the $100,000,000 aggregate coverage, with the first $50,000,000 of coverage being available solely for the benefit of the Independent Directors/Trustees of the Franklin/Templeton Funds, and the remaining $10,000,000 of coverage being available for the benefit of both the Independent Directors/Trustees of the Franklin Templeton Funds and the Independent Directors/Trustees of the non-registered funds, be and it hereby is, approved on behalf of the Fund; and it was further

RESOLVED, that, in compliance with Rule 17d-1(d)(7) of the Investment Company Act of 1940, as amended, the proposed combined ICI Mutual Directors and Officers/Errors and Omissions Liability Insurance coverage is determined to be in the best interests of each Fund, based upon a determination that the allocation to each Fund of the premium for such policy as presented to the meeting is fair and reasonable as compared to the proportionate share of the sum of the premiums that would have been paid if such insurance had been purchased separately by the insured parties.

After further discussion of the Funds' compliance with various regulatory requirements, the Board accepted the reports and asked that a copy of each report be filed with the record of the meeting.

REPORT ON REVISIONS AND SUPPLEMENTS TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION (All Open-End Funds)

Ms. Green then reviewed with the Board a report that summarized all revisions and/or supplements to each Fund's prospectus and/or Statement of Additional Information since the February 26, 2002 meeting, copies of which had been previously distributed to the Board. After further review and discussion, upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the revisions to each Fund's prospectus and/or Statement of Additional Information ("SAI") and/or the form of supplement to each Fund's prospectus and/or SAI, as presented at this meeting be, and they hereby are, approved and ratified; and that each Fund's prospectus and/or SAI supplements and a copy of the report, which summarized the supplements and any revisions to each Fund's prospectus and/or SAI, be filed with the record of the meeting.

REVIEW AND APPROVAL OF THE RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT (TGF, TFI, TGSCF, TIT, TCAF, TEMF, TGIF, TGG, TEMIF, TCWF)

The next item on the meeting agenda was consideration of the continuation of each Fund's Investment Management Agreement. The Directors/Trustees had been furnished with extensive material prior to the meeting, including Lipper Reports setting forth information concerning the expenses and performance of each Fund in relation to those of other designated funds deemed comparable. It also was noted that the 2001 Fund Profitability Study discussed at the February 26, 2002 Board meeting, along with other information made available to the Directors/Trustees at that time, covered compensation to the affiliates of each Fund's Investment Manager, including fund administration fees. It was further noted that during the past year the Directors/Trustees had been continuously furnished with information regarding each Fund's performance with respect to specific benchmarks, with particular emphasis on management's approach to investing, as well as the quality of the services provided by the Fund's Investment Manager and its affiliates.

The Funds' Independent Directors/Trustees had met separately, along with Mr. Lorenz, on the previous day to review and discuss the above material in the context of the legal obligations and standards applicable to such review, as set forth in legal memoranda furnished the Board. The Directors/Trustees discussed with management each Fund's performance as reported by the Fund's portfolio manager. After further discussion, the Independent Directors/Trustees recommended that the Board renew each Fund's Investment Management Agreement as proposed, and upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

RESOLVED, that the Board, based on the information provided in connection with the consideration of each Fund's Investment Management Agreement, and after consideration of the past performance of the Investment Manager in providing management and other services to each Fund, hereby determines that the services provided are reasonably worth the fees paid under each Fund's Investment Management Agreement, plus any benefits that may accrue to the Investment Manager, that these fees and benefits remain within the range of what could have been negotiated at arms-length for these services, and that the terms of each Fund's Investment Management Agreement are fair and reasonable; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Growth Fund, Inc. and Templeton

Global Advisors Limited through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Funds, Inc. ("TFI") on behalf of Templeton Foreign Fund and Templeton Global Advisors Limited through May 31, 2003, be, and it hereby is, approved; and that the officers of TFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between TFI on behalf of Templeton World Fund and Templeton Global Advisors Limited through May 31, 2003, be, and it hereby is, approved; and that the officers of TFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Global Smaller Companies Fund, Inc. and Templeton Investment Counsel, LLC through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Income Trust ("TIT") on behalf of Templeton Global Bond Fund and Franklin Advisers, Inc. through May 31, 2003, be, and it hereby is, approved; and that the officers of TIT be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Capital Accumulator Fund, Inc. and Templeton Investment Counsel, LLC through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Emerging Markets Fund, Inc. and Templeton Asset Management Ltd. through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Global Income Fund, Inc. and Franklin Advisers, Inc. through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Global Governments Income Trust and Franklin Advisers, Inc. through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton Emerging Markets Income Fund, Inc. and Franklin Advisers, Inc. through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period; and it was further

RESOLVED, that the continuation of the Investment Management Agreement between Templeton China World Fund, Inc. and Templeton Asset Management Ltd. through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Investment Management Agreement for this period.

CONTINUATION OF SUB-ADVISORY AGREEMENT (TGSCF)

The next item on the meeting agenda was consideration of continuation of the Sub-Advisory Agreement between Franklin Templeton Investments (Asia) Limited (the "Sub-Adviser") and Templeton Investment Counsel, LLC, on behalf of TGSCF. The Board's attention was directed to the materials that had been previously furnished with regard to its consideration of the Fund's Sub-Advisory Agreement. The services provided by the Sub-Adviser pursuant to its Sub-Advisory Agreement with the Investment Manager were described.

The Directors were asked to consider the compensation that was received by the Sub-Adviser for providing services to the Fund and the quality of the services rendered to the Fund by the Sub-Adviser, and the value of any direct or indirect benefits to the Sub-Adviser derived from its relationship with the Fund, such as investment information and research studies. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors present and voting separately in person at the meeting, it was unanimously:

> **RESOLVED,** that the Board, based on the information provided in connection with the consideration of the Sub-Advisory Agreement, hereby determines that the services provided are reasonably worth the fees paid plus any benefits that may accrue to the Sub-Adviser, and that the terms of such agreement are fair and reasonable; and it was further
>
> **RESOLVED,** that the continuation of the Sub-Advisory Agreement between Templeton Investment Counsel, LLC on behalf of the Fund, and Franklin Templeton Investments (Asia) Limited through May 31, 2003, be, and it hereby is, approved; and it was further
>
> **RESOLVED,** that the appropriate officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Sub-Advisory Agreement for this period.

<u>CONTINUATION OF FUND ADMINISTRATION AGREEMENT</u> (TGF, TFI, TGSCF, TIT, TCAF, TEMF, TGIF, TGG, TEMIF, TCWF)

Next, the Board considered approving the continuation of the Fund Administration Agreement between each Fund and Franklin Templeton Services, LLC. The Board's attention was directed to the data concerning fund administration fees and additional information in the materials prepared by Lipper and the services performed by Franklin Templeton Services, LLC under the agreement were reviewed. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED,** that the continuation of the Fund Administration Agreement between each Fund and Franklin Templeton Services, LLC be, and it hereby is, approved to continue through May 31, 2003; and that the proper officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Fund Administration Agreement on behalf of the Funds.

<u>CONTINUATION OF DISTRIBUTION AGREEMENT</u> (TGF, TFI, TGSCF, TIT, TCAF)

Consideration was next given to approving the continuation of each Fund's Distribution Agreement with Franklin/Templeton Distributors, Inc. ("FTDI"), a subsidiary of Franklin Resources, Inc. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the Distribution Agreement between each Fund and Franklin/Templeton Distributors, Inc. be, and it hereby is, approved to continue through May 31, 2003; and that the proper officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue said Distribution Agreement for this period.

<u>RENEWAL OF DISTRIBUTION PLANS UNDER RULE 12b-1</u> (TGF, TFI, TGSCF, TIT, TCAF)

Mr. Leto then directed the Board's attention to a memorandum written by Stradley Ronon Stevens & Young, LLP, dated February 1, 2002, copies of which had been previously distributed to the Board. The memorandum outlined the obligations of Fund Directors/Trustees under Rule 12b-1 in connection with the renewals of the Distribution Plans. The Board reviewed the sales and redemption information for each Fund. A discussion then followed regarding each Fund's advertising expenditures and promotional efforts by the principal underwriter. After further review of the materials, the Board concluded that the Distribution Plans are working well and as intended, and there is a reasonable likelihood that continuation of the Distribution Plans will benefit each Fund and its shareholders. The Board was reminded that, as contemplated by FTDI's Class B share financing program with Lightning Finance Company Limited ("Lightning"), the "Purchased Receivables" (i.e., the contingent deferred sales charge and the 12b-1 fee other than the service fee) with respect to the Class B shares of TGF, TFI and TGSCF had been sold to Lightning. Lightning subsequently entered into financing transactions whereby it has resold some or all of these receivables to one or more securitization vehicles which have in turn pledged such receivables to one or more trustees for the benefit of certain institutional investors that invested in the debt of such securitization vehicles. After further discussion, upon motion duly made, seconded and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was concluded that:

> **WHEREAS**, as there is a reasonable likelihood that the continuation of each Fund's Distribution Plans will benefit the Class, the Series, the Fund and its shareholders; it is hereby
>
> **RESOLVED**, that the continuation of each Fund's Distribution Plans and any related agreements be, and they hereby are, approved; and that the officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue such Distribution Plans on behalf of each Fund.

CONTINUATION OF TRANSFER AGENT AGREEMENT (TGF, TFI, TGSCF, TIT, TCAF, TGG)

Consideration was given to continuation of TGG's Transfer Agency and Service Agreement with Morgan Stanley Trust, formerly Dean Witter Trust Company, and each Fund's Transfer Agent Agreement with Franklin Templeton Investor Services, LLC, ("FTIS, LLC") a subsidiary of Franklin Resources, Inc. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the Transfer Agent Agreement between each Fund, except for TGG, and Franklin Templeton Investor Services, LLC be, and it hereby is, ratified and approved to continue through May 31, 2003; and that the proper officers of each Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue said Transfer Agent Agreements for this period; and it was further
>
> **RESOLVED**, that the Transfer Agency and Service Agreement between Templeton Global Governments Income Trust and Morgan Stanley Trust be, and it hereby is, ratified and approved to continue through May 31, 2003; and that the proper officers of TGG be, and they hereby are, authorized and directed to take any and all actions necessary to continue said Transfer Agency and Service Agreement for this period.

CONTINUATION OF NON-EXCLUSIVE UNDERWRITING AGREEMENTS AND PAYING AGENCY AGREEMENTS (TGF, TFI, TGSCF)

The Board next reviewed the terms of the Non-Exclusive Underwriting Agreements with Templeton Global Strategic Services (Deutschland) GmbH ("TGSS") for TGF and TGSCF, and any related agreements thereto, and Non-Exclusive Underwriting Agreements with Templeton Franklin Investment Services (Asia) Limited for TGF and TFI and Paying Agency Agreements with Franklin Templeton Investor Services, Inc. and Templeton Global Strategic Services, SA for TGF and TGSCF. The Board reviewed the services provided under the Agreements and considered approving the continuation of the Non-Exclusive Underwriting Agreements and the Paying Agency Agreements. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the continuation of the Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton Global Strategic Services (Deutschland) GmbH, and any related agreements thereto, through May 31, 2003, be, and they hereby are, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to

continue the Non-Exclusive Underwriting Agreement, and any related agreements, for this period; and it was further

RESOLVED, that the continuation of the Non-Exclusive Underwriting Agreement between Templeton Global Smaller Companies Fund, Inc. and Templeton Global Strategic Services (Deutschland) GmbH through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Non-Exclusive Underwriting Agreement, and any related agreements, for this period; and it was further

RESOLVED, that the continuation of the Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton Franklin Investment Services (Asia) Limited, through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Non-Exclusive Underwriting Agreement, and any related agreements, for this period; and it was further

RESOLVED, that the continuation of the Non-Exclusive Underwriting Agreement between Templeton Funds, Inc. ("TFI") on behalf of Templeton World Fund and Templeton Foreign Fund and Templeton Franklin Investment Services (Asia) Limited, through May 31, 2003 be, and it hereby is, approved; and that the officers of TFI be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Non-Exclusive Underwriting Agreement, and any related agreements, for this period.

RESOLVED, that the Paying Agency Agreement among Templeton Growth Fund, Inc., Franklin Templeton Investor Services, LLC, Templeton Global Strategic Services, SA and Chase Bank, AG through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Paying Agency Agreement for this period; and it was further

RESOLVED, that the Paying Agency Agreement among Templeton Growth Fund, Inc., Templeton Global Strategic Services, SA and Creditanstalt-Bankverein through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Paying Agency Agreement for this period; and it was further

RESOLVED, that the Paying Agency Agreement among Templeton Growth Fund, Inc., Franklin Templeton Investor Services, LLC, Templeton Global Strategic Services, SA and Marcard, Stein & Co. through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Paying Agency Agreement for this period; and it was further

RESOLVED, that the Paying Agency Agreement among Templeton Growth Fund, Inc., Franklin Templeton Investor Services, LLC, Templeton Global Strategic Services, SA and Merck Finck & Co. through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Paying Agency Agreement for this period; and it was further

RESOLVED, that the Paying Agency Agreement among Templeton Global Smaller Companies Fund, Inc., Franklin Templeton Investor Services, LLC, Templeton Global Strategic Services, SA and Chase Bank, AG through May 31, 2003, be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Paying Agency Agreement for this period.

CONTINUATION OF SUB-ADMINISTRATION AGREEMENT (TCWF, TGG)

Next, the Board considered approving the continuation of the Sub-Administration Agreement among TCWF, Franklin Templeton Services, LLC ("FTS, LLC") and Princeton Administrators, LP ("Princeton"), an affiliate of Merrill Lynch Pierce, Fenner & Smith, Inc., and the Sub-Administration Agreement between FTS, LLC on behalf of TGG and Morgan Stanley Advisors, Inc. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors/Trustees present and voting separately in person at the meeting, it was:

RESOLVED, that the continuation of the Sub-Administration Agreement among Templeton China World Fund, Inc., Franklin Templeton Services, LLC, and Princeton Administrators, LP, be, and it hereby is, approved; and that the proper officers of TCWF be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Sub-Administration Agreement on behalf of TCWF; and it was further

RESOLVED, that the continuation of the Sub-Administration Agreement among Templeton Global Governments Income Trust, Franklin Templeton Services, LLC and Morgan Stanley Advisors, Inc., be, and it hereby is, approved; and that the proper officers of TGG be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Sub-Administration Agreement on behalf of TGG.

CONTINUATION OF SHAREHOLDER SERVICING AGREEMENT (TEMIF, TEMAF, TVF)

The Chairman then asked the Board to consider continuation of the Shareholder Servicing Agreement between each Fund and UBS Warburg. After discussion, upon motion duly made, seconded, and unanimously approved, it was:

> **RESOLVED,** that the continuation of the Shareholder Servicing Agreement between each Fund and UBS Warburg be, and it hereby is, approved; and that the appropriate officers of each Fund, be, and they hereby are, authorized and directed to take any and all actions necessary to continue the Shareholder Servicing Agreement on behalf of each Fund.

MATTERS RELATED TO CASH SWEEP OPTION (TGF, TFI, TGSCF, TIT, TCAF, TCAF-DBT, TEMF, TGIF, TGG, TEMIF, TCWF)

Mr. Leto noted that each Fund, together with certain other Franklin Templeton Funds and the Franklin Templeton investment advisers, received an exemptive order on January 5, 1999 from the SEC that permits each Fund (an "Investing Fund") and certain private accounts to invest uninvested cash and cash collateral received in connection with securities lending activities ("Cash Balances") in shares of a Franklin Templeton money fund ("Money Fund"). As a condition of the order, the Board, including a majority of the Independent Directors/Trustees, is requested to consider to what extent, if any, the advisory fees charged to the Investing Fund should be reduced to account for the reduced services provided to the investing Fund as a result of its investment in the Money Fund. Mr. Leto noted that one approach to adjust fees accordingly, as described in the memorandum from Bruce S. Rosenberg, Treasurer of the Funds, which was included in the Board materials, was to reduce the advisory and/or business administration fees paid by an Investing Fund by the amount of advisory fees and/or business administration fees paid by the Money Fund in which the Investing Fund's assets were invested. Management was recommending that the Board approve this methodology. After discussion, on motion duly made, seconded and carried, the following resolutions were unanimously approved:

> **RESOLVED,** that the advisory and/or business administration fees paid by each Fund investing uninvested cash in shares of a Franklin Templeton money fund ("Money Fund") be reduced by the amount of any advisory fees and/or business administration fees paid by the Money Fund on the Fund's cash invested in the Money Fund; and it was further

> **RESOLVED,** that the officers of each Fund, in consultation with counsel, be and each of them hereby is, authorized and directed to take

any and all actions appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

REVIEW OF SHAREHOLDER SERVICES (TGF, TFI, TGSCF, TIT, TCAF, TGOT, TDMT, TIFI, TGIT)

Mr. Basil K. Fox, Jr., then reviewed with the Board FTIS's Performance Report covering the period from January to March 2002, copies of which had been included in the Board materials for the meeting. The contents of the report, including cumulative evaluation comparisons, were discussed. It was noted that quarterly performance reports would continue to be furnished to the Board as part of their ongoing review of enhancements in and quality of shareholder services provided by FTIS. The Directors/Trustees then reviewed a summary of payments made by FTIS to various third-party administrators to compensate for sub-transfer agent functions performed at the participant level. After further discussion, the Boards of Directors/Trustees accepted the report and requested that a copy be filed with the record of the meeting.

CONSIDERATION OF MATTERS IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS

MATTERS RELATED TO THE PROXY STATEMENT (TRF, TEMF, TVF)

Ms. Green next directed the Board's attention to drafts of the notice, form of proxy and proxy statement for the Annual Meetings of Shareholders of TEMF and TRF and the Special Meeting of Shareholders of TDMT. She then indicated that it would be appropriate for the Board to approve the designation of proxies and the matters to be included on the agenda for each Fund's meeting of shareholders. After discussion, upon motion duly made, seconded and unanimously carried, it was:

(TRF)

RESOLVED, that the annual meeting of shareholders of TRF to be held on August 27, 2002 shall be held to elect Nominees to serve as Directors of each Fund, to hold office for the terms specified and until their successors are elected and qualified and to transact such other business as may properly come before the meeting; and it was further

RESOLVED, that the Notice and Form of Proxy, in substantially the form presented at this meeting, be and it hereby is, approved, with such changes as the appropriate officers of the Fund may, in consultation with counsel, deem necessary or appropriate; and it was further

RESOLVED, that the designation of appropriate officers of the Fund as proxies in the Notice and Form of Proxy, each with full power of substitution and delegation, be, and it hereby is, approved.

(TEMF)

RESOLVED, that the annual meeting of shareholders of TEMF to be held on August 26, 2002 shall be held:

1. To elect Nominees to serve as Directors of the Fund to hold office for the terms specified and until their successors are elected and qualified.

2. To approve an Agreement and Plan of Reorganization that provides for the reorganization of the Fund from a Maryland corporation to a Delaware business trust.

3. To approve amendments to certain of the Fund's fundamental investment restrictions (including five (5) Sub-Proposals):

   (a) To amend the Fund's fundamental investment restriction regarding borrowing and issuing senior securities.

   (b) To amend the Fund's fundamental investment restriction regarding industry concentration.

   (c) To amend the Fund's fundamental investment restriction regarding investments in commodities.

   (d) To amend the Fund's fundamental investment restriction regarding investments in real estate.

   (e) To amend the Fund's fundamental investment restriction regarding lending.

4. To approve the elimination of certain of the Fund's fundamental investment restrictions.

And to transact such other business as may properly come before the meeting; and it was further

RESOLVED, that the Notice and Form of Proxy, in substantially the form presented at this meeting, be and it hereby is, approved, with such changes as the appropriate officers of the Fund may, in consultation with counsel, deem necessary or appropriate; and it was further

RESOLVED, that the designation of appropriate officers of the Fund as proxies in the Notice and Form of Proxy, each with full power of substitution and delegation, be, and it hereby is, approved.

The Board then approved the dates of the annual and special meetings of shareholders, to take place at the Fund's offices located at 500 East Broward Boulevard, Fort Lauderdale, Florida 33394. The Board also approved the record dates for those shareholders entitled to receive notice of, and to vote at, the annual and special meetings. After discussion, upon motion duly made, seconded and unanimously carried, it was:

(TRF)

RESOLVED, that an annual meeting of shareholders of the Fund be held on Tuesday, August 27, 2002, at 500 East Broward Boulevard, Fort Lauderdale, Florida 33394; and it was further

(TVF)

RESOLVED, that a special meeting of shareholders of the Fund be held on Tuesday, August 27, 2002, at 500 East Broward Boulevard, Fort Lauderdale, Florida 33394; and it was further

(TRF and TVF)

RESOLVED, that the close of business on Friday, June 14, 2002 be, and it hereby is, fixed as the record date for the determination of the shareholders of each Fund entitled to receive notice of, and to vote at, said meetings.

REPORT ON ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS (TGIF, TEMIF, TCWF, TRF)

Next, Ms. Green reported that the Annual Meetings of Shareholders of TGIF, TEMIF and TCWF were held on March 4, 2002, at the Funds' offices located at 500 East Broward Boulevard, 12th Floor, Fort Lauderdale, Florida 33394. Ms. Green noted that the following Directors were elected to hold office for the terms specified and until their successors are duly elected and qualified:

Templeton Global Income Fund, Inc.
Directors to hold office until the 2005 Annual Meeting of Shareholders

Edith E. Holiday
Gordon S. Macklin
Constantine D. Tseretopoulos

Templeton Emerging Markets Income Fund, Inc.
Directors to hold office until the
2005 Annual Meeting of Shareholders

Harris J. Ashton
Nicholas F. Brady
S. Joseph Fortunato
Edith E. Holiday
Constantine D. Tseretopoulos

Templeton China World Fund, Inc.
Directors to hold office until the
2005 Annual Meeting of Shareholders

Harris J. Ashton
Nicholas F. Brady
Frank J. Crothers
S. Joseph Fortunato
Edith E. Holiday

Ms. Green then reported that the Special Meeting of Shareholders of TRF was held on March 28, 2002 and adjourned until April 15, 2002 to solicit additional proxies to approve the proposals. The adjourned meeting was held at the Funds' offices located at 500 East Broward Boulevard, 12th Floor, Fort Lauderdale, Florida 33394. Ms. Green noted that shareholders of TRF had approved: (i) a change to the Fund's fundamental investment policy so that the Fund will be required, under normal market conditions, to invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in investments that are tied economically to Russia or East European countries, and to change this investment policy from a fundamental investment policy to a non-fundamental investment policy; (ii) an amendment to the Fund's Articles of Incorporation to change the Fund's name to "Templeton Russia and East European Fund, Inc."; and (iii) an amendment to the Fund's fundamental investment restriction regarding investments in a particular industry. After discussion, upon motion duly made, seconded, and unanimously carried, it was:

> **RESOLVED,** that a copy of the results of the shareholders' votes for the Annual Meetings of Shareholders of TGIF, TEMIF and TCWF and the Special Meeting of Shareholders of TRF be filed with the record of the meeting.

The Board's attention was then directed to various shareholder correspondence and proxy card comments received in the course of recording the votes of the meetings. After discussion of the materials, the Board accepted the reports and correspondence and requested that copies be filed with the record of the meeting.

CONSIDERATION OF MATTERS IN CONNECTION WITH FUND REORGANIZATIONS (TGG, TGIF, TDMT, TDMT-DBT)

Mr. Leto noted that the Directors/Trustees had previously taken certain actions by Unanimous Written Consent relating to the reorganization of TGG into TGIF, effective April 10, 2002, and the formation of TDMT-DBT, effective May 7, 2002. He stated that it would be appropriate for the Board of each Fund to ratify the actions taken by Unanimous Written Consent. After further discussion, upon motion duly made, seconded, and unanimously carried, it was:

(TGG and TGIF)

> **RESOLVED,** that the actions previously taken by Unanimous Written Consent dated as of April 10, 2002, approving the form of Proxy Statement/Prospectus on Form N-14, Notice of Annual Meeting and Form of Proxy, including the attachments and exhibits thereto (the "Proxy Statement/Prospectus"), the designation of appropriate officers of the Fund as proxies in the Proxy Statement/Prospectus, and authorization of appropriate officers of the Funds to take certain actions relating to the foregoing, be, and they hereby are, approved and ratified.

(TDMT-DBT)

> **RESOLVED,** that the actions previously taken by Unanimous Written Consent dated as of May 7, 2002, authorizing organizational actions and management of the Funds to take certain actions relating to the reorganization of TDMT into TDMT-DBT, be, and they hereby are, approved and ratified.

Mr. Leto then noted that the Trustees of TDMT were being asked to take certain actions in connection with the proposed conversion of TDMT into a Delaware business trust and certain changes to TDMT's fundamental and non-fundamental investment restrictions, or the elimination of certain fundamental restrictions, which would serve to modernize the restrictions in light of certain legal and regulatory developments since their initial adoption.

REDACTED

A question and answer session followed. After further discussion, upon motion duly made, seconded, and unanimously carried, the following preambles and resolutions were adopted:

CONVERSION OF TDMT INTO A DELAWARE BUSINESS TRUST

WHEREAS, Templeton Developing Markets Trust ("TDMT-DBT"), a Delaware business trust, has been formed to succeed to and carry on the business of TDMT; and

WHEREAS, based upon information provided to the Board of Trustees of TDMT (the "Board") at this meeting, the Board has determined that the reorganization of TDMT into TDMT-DBT (the "Proposed DBT Conversion") is deemed advisable.

NOW, THEREFORE, BE IT

RESOLVED, that a copy of the information provided to the Board in advance of the meeting relating to the Proposed DBT Conversion be attached to, and included as part of the record of the meeting; and it was further

RESOLVED, that the Board has determined and declares that it is advisable and in the best interests of the shareholders of TDMT to proceed with and, subject to approval of the Proposed DBT Conversion by the shareholders of TDMT and the initial shareholder of TDMT-DBT, to consummate the Proposed DBT Conversion; and it was further

RESOLVED, that the Board has determined that the Proposed DBT Conversion will not result in dilution of the interests of the existing shareholders of TDMT; and it was further

RESOLVED, that the Board of Trustees of TDMT hereby declares advisable and approves the proposed Agreement and Plan of Reorganization ("DBT Plan") between TDMT and TDMT-DBT, in substantially the form presented at this meeting and the transactions provided for therein, which provides that (a) TDMT-DBT will acquire substantially all of the property, assets, liabilities and goodwill of TDMT in exchange solely for full and fractional shares of beneficial interest of TDMT-DBT; (b) such shares shall be distributed to the shareholders of TDMT pro rata in accordance with their respective interests in TDMT and in liquidation and satisfaction of the shareholders' interests in TDMT; and (c) TDMT will be liquidated and dissolved under Massachusetts law; and that the DBT Plan, be and it hereby is, approved and adopted for TDMT and the transactions provided for therein are hereby declared advisable and approved; and it was further

RESOLVED, that in connection with the DBT Plan, the Board of Trustees specifically authorizes the distribution to the shareholders of TDMT of one share of beneficial interest of TDMT-DBT for each share of beneficial interest of TDMT outstanding on the effective date of the Proposed DBT Conversion; and it was further

RESOLVED, that following the Proposed DBT Conversion contemplated by the DBT Plan, TDMT shall be dissolved as a business trust under Massachusetts law, and that the dissolution of TDMT under Massachusetts law is hereby declared advisable and approved and recommended to shareholders of TDMT for their approval; and, promptly following the consummation of the distribution of TDMT-DBT shares to holders of TDMT shares under the DBT Plan, the proper officers of TDMT shall take all steps necessary under Massachusetts law to dissolve its entity status; and it was further

RESOLVED, that the proper officers of TDMT are, and each of them hereby is, authorized and directed, subject to approval of the Proposed DBT Conversion by the shareholders of TDMT and the initial shareholder of TDMT-DBT, to execute and deliver the DBT Plan; and it was further

RESOLVED, that the adoption of the above resolutions approving the DBT Plan in substantially the form which is presented at this meeting, and approving the Proposed DBT Conversion in accordance with the DBT Plan constitute the adoption of a plan of reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended; and it was further

RESOLVED, that prior to the closing date of the Proposed DBT Conversion, TDMT is authorized to purchase one share of beneficial interest of TDMT-DBT in consideration of the payment by TDMT of $1.00 to TDMT-DBT, to enable TDMT to vote on (a) the election of Trustees; and (b) approval of an investment management agreement between TDMT-DBT and the proposed investment adviser of TDMT-DBT; and it was further

RESOLVED, that, prior to the closing date of the Proposed DBT Conversion, and assuming approval of the Proposed DBT Conversion by the shareholders of TDMT, the officers of TDMT are authorized to vote such share of TDMT-DBT in favor of:

(i) the election of each of the current Trustees of TDMT as a Trustee of TDMT-DBT; and

(ii) the Investment Management Agreement between TDMT-DBT and Templeton Asset Management Ltd. (the "Investment Manager"), which will be substantially identical to the current Investment Management Agreement between the Investment Manager and TDMT; and it was further

RESOLVED, that the Proposed DBT Conversion and the dissolution of TDMT be presented to the shareholders of TDMT at a Special Meeting of Shareholders ("Meeting"), with the Board's unanimous recommendation that such shareholders approve the Proposed DBT Conversion and the dissolution of TDMT; and it was further

RESOLVED, that, assuming approval of the Proposed DBT Conversion by the shareholders of TDMT, upon the closing date of the Proposed DBT Conversion, the officers of TDMT are authorized and directed to:

(i) implement the DBT Plan and consummate the Proposed DBT Conversion;

(ii) transfer substantially all of the property, assets, liabilities and goodwill of TDMT to TDMT-DBT in exchange solely for full and fractional shares of beneficial interest of TDMT-DBT;

(iii) assign to TDMT-DBT TDMT's Custody Agreement, dated October 16, 1991, with The Chase Manhattan Bank, N.A. (now JPMorgan Chase Bank), including the Amendment to the Custody Agreement dated March 10, 1996, Amendment dated as of March 2, 1998, Amendment No. 2 dated July 23, 1998 to the custody agreement, and Amendment No. 3 dated May 1, 2001 to the custody agreement (collectively, the "Custody Agreement");

(iv) assign to TDMT-DBT TDMT's Fund Administration Agreement with Franklin Templeton Services, Inc., dated October 1, 1996 and TDMT's Transfer Agent Agreement with Franklin Templeton Investor Services, Inc., dated as of September 1, 1993, and amended and restated as of August 10, 1995 and July 1, 1996;

(v) make any and all required filings with the Commonwealth of Massachusetts or the State of Delaware to implement and consummate the Proposed DBT Conversion and in order for TDMT to be liquidated and dissolved under Massachusetts law.

<u>HOLDING OF SHAREHOLDERS' MEETING</u> (TDMT)

WHEREAS, the Board of Trustees has determined that it is advisable to hold a Special Meeting of Shareholders on Monday, the 26th day of August, 2002.

NOW, THEREFORE, BE IT

RESOLVED, that the Meeting be, and it hereby is, called to be held at the offices of TDMT, at 500 East Broward Boulevard, Fort Lauderdale,

Florida 33394-3091 on Monday, the 26th day of August, 2002; and it was further

RESOLVED, that the close of business on the 14th day of June, 2002 be, and it hereby is, fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting; and it was further

RESOLVED, that pursuant to ARTICLE XI of the By-Laws of TDMT, such By-Laws be, and the same hereby are, amended by adding the following new Section 6 to ARTICLE III thereof:

Section 6. ADJOURNED MEETING NOTICE. Any Shareholders' meeting whether or not a quorum is present may be adjourned from time to time for any reason whatsoever by vote of the holders of Shares entitled to vote holding not less than a majority of the Shares present in person or by proxy at the meeting, or by the chairperson of the Board, the president of the Trust, in the absence of the chairperson of the Board, or any vice president or other authorized officer of the Trust, in the absence of the president. Any adjournment may be made with respect to any business which might have been transacted at such meeting and any adjournment will not delay or otherwise affect the effectiveness and validity of any business transacted at the Shareholders' meeting prior to adjournment.

At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting;

and it was further

RESOLVED, that the following individuals be, and they hereby are, nominated for election by the shareholders of TDMT as Trustees of TDMT, to hold office until their successors are duly elected and qualified:

Charles B. Johnson
Harris J. Ashton
Nicholas F. Brady
Frank J. Crothers
S. Joseph Fortunato
Andrew H. Hines, Jr.
Edith E. Holiday
Charles E. Johnson
Betty P. Krahmer
Gordon S. Macklin
Fred R. Millsaps
Constantine D. Tseretopoulos

RESOLVED, that the following proposals be submitted for the approval of the shareholders together with the Board's recommendation that Proposals numbered 1, 2, 3 and 4 be approved by the shareholders:

1. To elect a Board of Trustees.

2. To approve an Agreement and Plan of Reorganization that provides for the reorganization of the Fund from a Massachusetts business trust to a Delaware business trust.

3. To approve amendments to certain of the Fund's fundamental investment restrictions (includes eight (8) Sub-Proposals):

(a) To amend the Fund's fundamental investment restriction regarding borrowing;

(b) To amend the Fund's fundamental investment restriction regarding underwriting;

(c) To amend the Fund's fundamental investment restriction regarding lending;

(d) To amend the Fund's fundamental investment restriction regarding investments in commodities;

(e) To amend the Fund's fundamental investment restriction regarding investments in real estate;

(f) To amend the Fund's fundamental investment restriction regarding issuing senior securities, purchasing on margin and making short sales;

(g) To amend the Fund's fundamental investment restriction regarding industry concentration; and

(h) To amend the Fund's fundamental investment restriction regarding diversification of investments.

4. To approve the elimination of certain of the Fund's fundamental investment restrictions.

And to transact such other business as may properly come before the meeting; and it was further

NON-FUNDAMENTAL INVESTMENT POLICY CHANGES (TDMT)

RESOLVED, that the following non-fundamental investment policies for TDMT are hereby adopted, effective upon the approval by shareholders of the foregoing amendments to the Fund's fundamental investment restrictions:

1. The Fund may not invest more than 5% of its total assets for the purpose of exercising control or management of one or more companies.

2. The Fund may not lend more than 5% of its total assets through loan participations or direct corporate loans.

3. The Fund may not, in an amount that exceeds 5% of the Fund's total assets, purchase or sell direct investments in real estate through partnerships and other special purpose entities that own or develop real estate.

4. The Fund may not invest more than 15% of its net assets in illiquid securities; and it was further

ANY AND ALL FURTHER NECESSARY OR ADVISABLE ACTIONS (TDMT)

RESOLVED, that upon approval by the shareholders of TDMT and the initial shareholder of TDMT-DBT of the DBT Plan and the Proposed DBT Conversion, the officers of TDMT, in consultation with counsel, are authorized and directed to take any and all actions, including amending TDMT's registration statement, as are necessary to implement the DBT Plan and consummate the Proposed DBT Conversion; and it was further

RESOLVED, that the appropriate officers of the TDMT are hereby severally authorized and directed to take any and all actions that any of them deems necessary or advisable and proper to carry out the intent of, accomplish the purposes of and effect the foregoing resolutions, the necessity or appropriateness thereof being conclusively proven by the action taken by such officer or officers, to carry out the intent, accomplish the purposes of and effect the foregoing resolutions.

APPROVAL OF CERTAIN ACTIONS IN CONNECTION WITH TWO NEW SERIES OF TEMPLETON INSTITUTIONAL FUNDS, INC. (TIFI)

The Chairman then directed the Board's attention to a proposal regarding the creation of two new series of TIFI. It was noted that a memorandum included in the materials provided in advance of the meeting described the proposed Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series. It was further noted that the Directors were being asked to approve Investment Management Agreements and Distribution Agreements and to authorize the preparation and the filing with the SEC of an amendment to TIFI's Registration Statement relating to the new series. It was further noted that the Directors would be asked to take additional organizational actions by written consent or at a future meeting. After discussion, upon motion duly made, seconded, and unanimously carried, and with the approval of a majority of the Independent Directors present and voting separately in person at the meeting, it was:

> **RESOLVED**, that the Board of Directors hereby approves the creation of Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series as new investment series of Templeton Institutional Funds, Inc. ("TIFI"); and it was further
>
> **RESOLVED**, that the Board of Directors hereby approves: (i) the reallocation and reclassification of authorized but unissued capital stock to Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series; and (ii) the filing of Articles Supplementary of TIFI in the State of Maryland (the "Articles Supplementary") to reflect the foregoing; and it was further
>
> **RESOLVED**, that shares of Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series designated and classified pursuant to the Articles Supplementary shall represent proportionate interests in each series' same portfolio of investments, and each share of each series shall have the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, as set forth in the Articles Supplementary; and it was further
>
> **RESOLVED**, that TIFI is hereby authorized to issue up to one billion one hundred forty million (1,140,000,000) common shares of the par value of $0.01 per share, of which 455,000,000 shares are classified as Foreign Equity Series -- Primary shares; 100,000,000 shares are classified as Foreign Equity Series – Service shares; 325,000,000 shares are classified as Emerging Markets Series shares; 140,000,000 are classified as Emerging Fixed Income Markets Series shares; 60,000,000 are classified as Templeton Fiduciary Non-U.S. Core Equity Series shares; and 60,000,000 are classified as Foreign Smaller Companies Series shares, from time to time in order for TIFI to continually offer such shares to the public (and, in the case of each of the foregoing series of TIFI's capital stock, plus any shares of the authorized but unissued shares of capital stock of TIFI that are issued and then redeemed from time to time by TIFI on and following the date of this resolution). Consistent with the foregoing sentence, TIFI shall

not have outstanding at any one time more than one billion one hundred forty million (1,140,000,000) shares. The initial offering of shares of Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series shall be offered and sold at a price per share not less than their net asset value as such net asset value is determined from time to time in accordance with the Charter and Bylaws of TIFI and the procedures adopted by the Board of Directors (including procedures in effect as of the date of this resolution) and the prospectus of Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series, respectively; and it was further

RESOLVED, that the Investment Management Agreement between Templeton Institutional Funds, Inc., on behalf of Templeton Fiduciary Non-U.S. Core Equity Series, and Franklin Templeton Asset Strategies, LLC, in the form presented at this meeting be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to execute and deliver the Investment Management Agreement; and it was further

RESOLVED, that the Subadvisory Agreement for Templeton Institutional Funds, Inc., on behalf of Templeton Fiduciary Non-U.S. Core Equity Series, by and between Franklin Templeton Asset Strategies, LLC and Fiduciary International, Inc., in the form presented at this meeting be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to execute and deliver the Subadvisory Agreement; and it was further

RESOLVED, that the Investment Management Agreement between Templeton Institutional Funds, Inc., on behalf of Foreign Smaller Companies Series, and Templeton Investment Counsel, LLC, in the form presented at this meeting be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to execute and deliver the Investment Management Agreement; and it was further

RESOLVED, that the Subadvisory Agreement for Templeton Institutional Funds, Inc., on behalf of Foreign Smaller Companies Series, by and between Templeton Investment Counsel, LLC and Franklin Templeton Investments (Asia) Limited, in the form presented at this meeting be, and it hereby is, approved; and that the officers of the Fund be, and they hereby are, authorized and directed to take any and all actions necessary to execute and deliver the Subadvisory Agreement; and it was further

RESOLVED, that the Distribution Agreement of TIFI currently in full force and effect be, and it hereby is, amended to include shares of Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series, with such modifications as the Fund's officers shall approve upon advice of counsel; that the appropriate officers of the Fund be, and each of them hereby is, authorized to execute and deliver such amendment to the Distribution Agreement; and it was further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare and to file with the U.S. Securities and Exchange Commission an amendment to the Fund's Registration Statement on Form N-1A to create Templeton Fiduciary Non-U.S. Core Equity Series and Foreign Smaller Companies Series as new investment series of the Fund; and it was further

RESOLVED, that the appropriate officers of the Fund are hereby severally authorized and directed to take any and all action that any of them deems necessary or advisable and proper to carry out the intent of, accomplish the purposes of and effect the foregoing resolutions, including the execution and filing of the Articles Supplementary with the State Department of Assessments and Taxation of the State of Maryland consistent with the foregoing resolutions, the necessity or appropriateness thereof being conclusively proven by the action taken by such officer or officers, to carry out the intent, accomplish the purposes of and effect the foregoing resolutions.

APPROVAL OF CHANGE IN NON-FUNDAMENTAL INVESTMENT POLICY (TDMT, TIFI-EMS, TEMF, TEMAF)

Next, Mr. Leto described a proposal regarding the elimination of each Fund's non-fundamental investment policy limiting the Fund's investment in Russian securities to five percent (5%) of total assets. He directed the Board's attention to a memorandum prepared by management discussing developments in the Russian economy and securities markets over the preceding several years. It was noted that management believed that the Russian securities markets now offer additional attractive investment opportunities. After discussion, upon motion duly made, seconded, and unanimously approved, it was:

RESOLVED, that each Fund's, non-fundamental investment policy that limits investment in Russian securities to five percent (5%) of the Fund's total assets be, and it hereby is, eliminated; and that the appropriate officers of the Fund, be, and they hereby are, authorized and directed to take any and all actions necessary to implement the elimination of this non-fundamental investment policy, including, in the case of TEMF and TEMAF, the issuance of a press release, and in the case of TDMT and TIFI-EMS, the preparation and distribution of a supplement to the Fund's Statement of Additional Information, and such other disclosures as the officers of each Fund may deem appropriate.

APPROVAL OF ANTI-MONEY LAUNDERING POLICY AND PROCEDURES

The Chairman indicated that the next item of business was consideration of a proposed Anti-Money Laundering ("AML") Policy for each Templeton open-end investment company. Mr. Murray L. Simpson noted that adoption of AML policies and procedures by each Fund is required by the recently enacted USA PATRIOT Act ("Act") and regulations ("Regulations") issued by the U.S. Department of the Treasury pursuant thereto, which are aimed at supporting the nation's campaign to fight terrorism. I

REDACTED

Mr. Simpson noted that Mr. Fox, President of FTIS and its designated AML Compliance Officer, was present at the meeting to provide additional background on the operation of FTIS' AML program and to answer questions. Mr. Simpson further noted that, under the Regulations, each Fund is also required to designate an AML Compliance Officer who is also an officer of the Fund. He noted that Michael Magdol, Vice Chairman and Chief Financial Officer of Fiduciary Trust Company International had been designated the AML Compliance Officer for Franklin Resources, Inc. and that he had been elected to serve as the AML Compliance Officer for each of the Funds earlier during the meeting.

FTIS' AML program was then described in greater detail. The identity tracking and new account validation processes, as well as the backend reporting of suspicious activity to the Treasury Department, were reviewed. It was noted that FTIS' program would be reviewed annually by Internal Audit and that reports would be made to the Boards of Directors/Trustees at least annually with regard to significant compliance issues and any proposed material changes to the AML program. After further discussion, upon motion duly made and seconded, it was

(Open-end Funds) **RESOLVED,** that the "Franklin Templeton Fund Anti-Money Laundering Policy" substantially in the form presented to the meeting be, and it hereby is, approved and adopted on behalf of each Fund and that a copy of said policy be filed with the records of the Fund; and it was further

(Closed-end Funds) **RESOLVED,** that the appropriate officers of each Fund be, and they hereby are, authorized to take all appropriate actions to investigate and review the steps taken by the transfer agent of the Fund to comply with the USA Patriot Act (the "Act"), and to obtain such oral or written assurances from such transfer agent of compliance with the Act and the establishment of appropriate anti-money laundering procedures.

REVIEW OF SHAREHOLDER SERVICING AGENT REPORT (TEMAF, TEMIF, TVF)

Mr. Gregory E. McGowan directed the Board's attention to a report by UBS Warburg, Shareholder Servicing Agent for each Fund, copies of which had previously been distributed to the Board. He outlined the services provided by UBS Warburg under its agreement with each Fund and reviewed UBS Warburg's performance under the agreement. A question and answer session then followed. After further discussion, the Board accepted the report and requested that a copy be filed with the record of the meeting.

OTHER BUSINESS

REDACTED

DATE OF NEXT MEETING

The Chairman announced that, subject to future notices to be sent to the Directors/Trustees, the next regular meeting of the Board will be as follows:

DATE	MEETING	LOCATION
Wednesday, July 17, 2002	Board Meeting @ 1:00 p.m. (local time)	Four Seasons Hotel 21 Avenue Road Toronto, Ontario, Canada

AUTHORIZATION OF FURTHER ACTIONS

The final item of business concerned the authorization of officers of each Fund to carry out matters considered at the meeting. Upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the officers of each Fund be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the foregoing resolutions.

FT-SEC 163519

ADJOURNMENT

There being no further business, the meeting thereupon adjourned.

Dated: May 10, 2002



Barbara J. Green
Secretary

FT-SEC 163520

Exhibit F

From: Stephenson, William J.
Sent: 12/29/2003 9:01:58 PM (Greenwich Mean Time)
To: Graham, Donald; Navalany, Arlene J.
CC: Gulley, Mat S.
Subject: RE: RFP trading questions

-----Original Message-----
From: Graham, Donald
Sent: Monday, December 29, 2003 3:52 PM
To: Stephenson, William J.; Navalany, Arlene J.
Cc: Gulley, Mat S.
Subject: RE: RFP trading questions

Bill,
I'm not sure if you didn't get to this one yet or just overlooked it, but could you please also respond to the question below? Also, are you able to say what percent of trades were executed through the top ten brokers as of 12/31/02? [Stephenson, William J.] top 10 brokers will be about 60% of global commissions for the complex.

Do you limit position sizes based on trading volume? If "yes," please describe those limits. [Stephenson, William J.] for the global equity group, we have an intial limit of 15% of the float. Liquidity is one factor an analyst looks at when making an initial recommendation for purchase. The Dir. of Research makes the final determination as to the suitability of certain securities for different types of accounts.

Thanks,
Don

-----Original Message-----
From: Stephenson, William J.
Sent: Monday, December 29, 2003 3:19 PM
To: Navalany, Arlene J.; Graham, Donald
Cc: Gulley, Mat S.
Subject: FW: RFP trading questions

-----Original Message-----
From: Navalany, Arlene J.
Sent: Monday, December 29, 2003 2:50 PM
To: Stephenson, William J.
Subject: FW: RFP trading questions

Bill,
for question 40. in the attached: [Stephenson, William J.] we only have soft dollar relationships with our top 5 brokers as listed below
our Top 10 Brokers across the complex a/o 8/31/03:
1. Merrill Lynch [Stephenson, William J.] , soft dollar, commission recapture, research
2. UBS Warburg [Stephenson, William J.] soft dollar , commission recapture, research

FT-CAG143955

3. CS First Boston [Stephenson, William J.] soft dollar, commission recapture, research
4. Morgan Stanley and Co Inc [Stephenson, William J.] soft dollar, research
5. Goldman Sachs & Co [Stephenson, William J.] soft dollar, commission recapture, research
6. Citigroup Global Markets Inc [Stephenson, William J.] commission recapture, research
7. Deutsche Bank [Stephenson, William J.] commission recapture, research
8. Lehman Brothers [Stephenson, William J.] commission recapture, research
9. JP Morgan Securities [Stephenson, William J.] research
10. Bear Stearns Secs Corp [Stephenson, William J.] commission recapture, research

for Dec '02
CS First Boston
UBS Warburg
Merrill Lynch
Goldman Sachs & Co
Morgan Stanley and Co Inc
Salomon Smith Barney
JP Morgan Securities
Deutsche Bank
Lehman Brothers
Bear Stearns Secs Corp
[Stephenson, William J.]
TRADING SYSTEMS

We use and have access to most all electronic trading systems and direct access products. Complex wide, about 15% of our US business is done via ECNs and about 30% of our Nasdaq business. About 70% of all orders are sent electronically to an execution destination via our proprietary order management system.

thx, Arlene
-----Original Message-----
From: Graham, Donald
Sent: Monday, December 29, 2003 2:36 PM
To: Stephenson, William J.
Cc: Navalany, Arlene J.
Subject: RFP trading questions

Hi Bill,

Could you please respond to the attached questions regarding soft dollars, trading systems, and limits on position sizes? We are proposing Templeton Foreign Fund to a defined benefit plan with $5 million to invest. Please send me any comments by the end of the day on Wednesday. Let me know if you have any questions.

Thanks,

Don Graham
Senior Proposal Specialist
Global RFP/Consultant Support
Franklin Templeton Institutional

FT-CAG143956

Direct: (954) 847-2289
Toll-Free: (800) 368-3677 x42289
Fax: (954) 527-2137
dgraham@templeton.com
<< File: Trading questions.doc >>
Disclosure Language
This email may be deemed to be a commercial electronic mail message. If you do not wish to receive commercial electronic mail messages in the future, please send an email to optout@ftinstitutional.com and we will remove you from our list. It may take several days to process your request, so we apologize for any inconvenience if you receive any commercial electronic mail messages in the meanwhile.

Thank you,
Franklin Templeton Institutional
500 E. Broward Blvd, Ste 1200
Ft Lauderdale, FL 33394

FT-CAG143957

From: Graham, Donald
Sent: 12/29/2003 8:52:27 PM (Greenwich Mean Time)
To: Stephenson, William J.; Navalany, Arlene J.
CC: Gulley, Mat S.
Subject: RE: RFP trading questions

Bill,
I'm not sure if you didn't get to this one yet or just overlooked it, but could you please also respond to the question below? Also, are you able to say what percent of trades were executed through the top ten brokers as of 12/31/02?

Do you limit position sizes based on trading volume? If "yes," please describe those limits.

Thanks,
Don

-----Original Message-----
From: Stephenson, William J.
Sent: Monday, December 29, 2003 3:19 PM
To: Navalany, Arlene J.; Graham, Donald
Cc: Gulley, Mat S.
Subject: FW: RFP trading questions

-----Original Message-----
From: Navalany, Arlene J.
Sent: Monday, December 29, 2003 2:50 PM
To: Stephenson, William J.
Subject: FW: RFP trading questions

Bill,
for question 40. in the attached: [Stephenson, William J.] we only have soft dollar relationships with our top 5 brokers as listed below
our Top 10 Brokers across the complex a/o 8/31/03:
1. Merrill Lynch [Stephenson, William J.] , soft dollar, commission recapture, research
2. UBS Warburg [Stephenson, William J.] soft dollar , commission recapture, research
3. CS First Boston [Stephenson, William J.] soft dollar, commission recapture, research
4. Morgan Stanley and Co Inc [Stephenson, William J.] soft dollar, research
5. Goldman Sachs & Co [Stephenson, William J.] soft dollar, commission recapture, research
6. Citigroup Global Markets Inc [Stephenson, William J.] commission recapture, research
7. Deutsche Bank [Stephenson, William J.] commission recapture, research
8. Lehman Brothers [Stephenson, William J.] commission recapture, research
9. JP Morgan Securities [Stephenson, William J.] research
10. Bear Stearns Secs Corp [Stephenson, William J.] commission recapture, research

for Dec '02
CS First Boston

FT-CAG143960

UBS Warburg
Merrill Lynch
Goldman Sachs & Co
Morgan Stanley and Co Inc
Salomon Smith Barney
JP Morgan Securities
Deutsche Bank
Lehman Brothers
Bear Stearns Secs Corp
[Stephenson, William J.]
TRADING SYSTEMS

We use and have access to most all electronic trading systems and direct access products. Complex wide, about 15% of our US business is done via ECNs and about 30% of our Nasdaq business. About 70% of all orders are sent electronically to an execution destination via our proprietary order management system.

thx, Arlene
-----Original Message-----
From: Graham, Donald
Sent: Monday, December 29, 2003 2:36 PM
To: Stephenson, William J.
Cc: Navalany, Arlene J.
Subject: RFP trading questions

Hi Bill,

Could you please respond to the attached questions regarding soft dollars, trading systems, and limits on position sizes? We are proposing Templeton Foreign Fund to a defined benefit plan with $5 million to invest. Please send me any comments by the end of the day on Wednesday. Let me know if you have any questions.

Thanks,

Don Graham
Senior Proposal Specialist
Global RFP/Consultant Support
Franklin Templeton Institutional
Direct: (954) 847-2289
Toll-Free: (800) 368-3677 x42289
Fax: (954) 527-2137
dgraham@templeton.com
<< File: Trading questions.doc >>

FT-CAG143961

500 E. Broward Blvd, Ste 1200
Ft Lauderdale, FL 33394

FT-CAG143962

From: Graham, Donald
Sent: 12/29/2003 8:39:51 PM (Greenwich Mean Time)
To: Stephenson, William J.; Navalany, Arlene J.
CC: Gulley, Mat S.
Subject: RE: RFP trading questions

Thanks

-----Original Message-----
From: Stephenson, William J.
Sent: Monday, December 29, 2003 3:19 PM
To: Navalany, Arlene J.; Graham, Donald
Cc: Gulley, Mat S.
Subject: FW: RFP trading questions

-----Original Message-----
From: Navalany, Arlene J.
Sent: Monday, December 29, 2003 2:50 PM
To: Stephenson, William J.
Subject: FW: RFP trading questions

Bill,
for question 40. in the attached: [Stephenson, William J.] we only have soft dollar relationships with our top 5 brokers as listed below
our Top 10 Brokers across the complex a/o 8/31/03:
1. Merrill Lynch [Stephenson, William J.] , soft dollar, commission recapture, research
2. UBS Warburg [Stephenson, William J.] soft dollar , commission recapture, research
3. CS First Boston [Stephenson, William J.] soft dollar, commission recapture, research
4. Morgan Stanley and Co Inc [Stephenson, William J.] soft dollar, research
5. Goldman Sachs & Co [Stephenson, William J.] soft dollar, commission recapture, research
6. Citigroup Global Markets Inc [Stephenson, William J.] commission recapture, research
7. Deutsche Bank [Stephenson, William J.] commission recapture, research
8. Lehman Brothers [Stephenson, William J.] commission recapture, research
9. JP Morgan Securities [Stephenson, William J.] research
10. Bear Stearns Secs Corp [Stephenson, William J.] commission recapture, research

for Dec '02
CS First Boston
UBS Warburg
Merrill Lynch
Goldman Sachs & Co
Morgan Stanley and Co Inc
Salomon Smith Barney
JP Morgan Securities
Deutsche Bank
Lehman Brothers
Bear Stearns Secs Corp

FT-CAG143963

[Stephenson, William J.]
TRADING SYSTEMS

We use and have access to most all electronic trading systems and direct access products. Complex wide, about 15% of our US business is done via ECNs and about 30% of our Nasdaq business. About 70% of all orders are sent electronically to an execution destination via our proprietary order management system.

thx, Arlene
-----Original Message-----
From: Graham, Donald
Sent: Monday, December 29, 2003 2:36 PM
To: Stephenson, William J.
Cc: Navalany, Arlene J.
Subject: RFP trading questions

Hi Bill,

Could you please respond to the attached questions regarding soft dollars, trading systems, and limits on position sizes? We are proposing Templeton Foreign Fund to a defined benefit plan with $5 million to invest. Please send me any comments by the end of the day on Wednesday. Let me know if you have any questions.

Thanks,

Don Graham
Senior Proposal Specialist
Global RFP/Consultant Support
Franklin Templeton Institutional
Direct: (954) 847-2289
Toll-Free: (800) 368-3677 x42289
Fax: (954) 527-2137
dgraham@templeton.com
<< File: Trading questions.doc >>

FT-CAG143964

Patrick L. Rocco (PR 8621)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	(Document Filed Electronically)
	)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	

[Proposed] ORDER GRANTING PLAINTIFFS LEAVE TO FILE SUPPLEMENTAL REPLY MEMORANDUM OF LAW

This matter having come before the Court on Plaintiffs' motion for permission to file a supplemental memorandum of law and certification of counsel in further support of their motion for class certification in order to address documents produced by defendants after the briefing of the class certification motion, and the Court having considered the submissions by all parties and the arguments of counsel:

IT IS on this ____ day of ______________________, 2005,

ORDERED that:

Plaintiffs may file with the Clerk's Office the Supplemental Reply Memorandum in Further Support of Their Motion for Class Certification and the supporting Certification of counsel attached to their motion papers filed on June 7, 2005.

____

Hon. William J. Martini, U.S.D.J.

Patrick L. Rocco (PR 8621)
Jennifer A. Sullivan (JS 6957)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997
Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD
& SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300
Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	) Document Filed Electronically
	) MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)

PATRICK L. ROCCO, of full age, hereby certifies that:

1. I am an attorney at law admitted to practice in the state of New Jersey and the United States District Court for the District of New Jersey.

2. On June 7, 2005, I caused a copy of the within Plaintiffs' Notice of Motion for Leave to File Supplemental Reply Brief in Support of Motion for Class Certification and Plaintiffs' Memorandum in Support thereof (with attachments) to be filed electronically with the court and upon counsel for the defendants as indicated below:

<u>**Via ECF and OVERNIGHT MAIL**</u>
McCARTER & ENGLISH, LLP
Joseph T. Boccassini, Esq.
Christine Ammerman, Esq.

4 Gateway Center, 100 Mulberry Street
Newark, NJ 07102

VIA HAND DELIVERY

POLLACK & KAMINSKY
Martin Kaminsky, Esq.
Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
114 West 47th Street
New York, New York 10036
Counsel for Defendants

I certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Dated: June 7, 2005

/s/ Patrick L. Rocco
PATRICK L. ROCCO